UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2022

Software Acquisition Group Inc. III

(Exact name of registrant as specified in its charter)

Delaware	001-40682	86-1370703
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135

310-991-4982

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	SWAGU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	SWAG	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	SWAGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On February 14, 2022, Software Acquisition Group Inc. III, a Delaware corporation (“SWAG”), and Nuevo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of SWAG (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) with Branded Online, Inc. (d/b/a Nogin), a Delaware corporation (“Nogin” or the “Company”). If (i) the Merger Agreement is adopted and the transactions contemplated thereby, including the Merger, are approved by SWAG’s and Nogin’s stockholders and (ii) the Merger is subsequently completed, Merger Sub will merge with and into Nogin, with Nogin surviving the Merger as a wholly owned subsidiary of SWAG (the “Merger” and, along with the transactions contemplated in the Merger Agreement, the “Transactions”).

As part of the Transactions, holders of Nogin’s common stock and vested options will receive aggregate consideration of approximately $566.0 million, payable in (i) the case of Nogin’s stockholders, newly issued shares of SWAG Class A common stock, par value $0.0001 per share (“SWAG Class A common stock”), with a value ascribed to each share of SWAG Class A common stock of $10.00, and, at their election, a portion of $20.0 million of consideration payable in cash and (ii) the case of Nogin’s optionholders, options of SWAG (collectively, the “merger consideration”).

Representations and Warranties

Under the Merger Agreement, Nogin made customary representations and warranties relating to: organization; authorization; capitalization; Nogin’s subsidiaries; consents and approvals; financial statements; absence of undisclosed liabilities; absence of certain changes; real estate; intellectual property; litigation; material contracts; taxes; environmental matters; licenses and permits; employee benefits; labor and employment matters; international trade and anti-corruption matters; certain fees; insurance policies; affiliate transactions; information supplied; customers and suppliers; compliance with laws; PPP loans; and disclaimer of warranties.

Under the Merger Agreement, SWAG and Merger Sub made customary representations and warranties relating to: organization; authorization; capitalization; consents and approvals; financial statements; business activities and absence of undisclosed liabilities; absence of certain changes; litigation; material contracts; taxes; compliance with laws; certain fees; organization of Merger Sub; Securities and Exchange Commission (“SEC”) reports, Nasdaq Stock Market LLC (“NASDAQ”) compliance and the Investment Company Act; information supplied; approvals of boards of directors and stockholders; SWAG’s Trust Account (the “Trust Account”); affiliate transactions; independent investigation; employee benefits; valid issuance of securities; takeover statutes and charter provisions; and disclaimer of warranties.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to the consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for SWAG and the Company to cooperate in the preparation of the Registration Statement on Form S-4 required to be prepared in connection with the Transactions (the “Registration Statement”).

Conditions to Closing

The respective obligations of the parties to consummate the Transactions contemplated by the Merger Agreement, including the Merger, are subject to the satisfaction, or written waiver by the parties, at or prior to the closing of the Transactions (the “Closing”) of the following conditions:

•

there must not be in effect any order prohibiting or preventing the consummation of the Transactions and no law adopted, enacted or promulgated that makes consummation of the Transactions illegal or otherwise prohibited;

•

all waiting periods and any extensions thereof applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Act, and any commitments or agreements (including timing agreements) with any governmental entity not to consummate the Transactions before a certain date, must have expired or been terminated;

•	the offer contemplated by the proxy statement/prospectus to be filed by SWAG must have been completed in accordance with the terms of the Merger Agreement and the proxy statement/prospectus;

•

the approval of each of the proposals set forth in the Registration Statement to be filed by SWAG must have been obtained in accordance with the Delaware General Corporation Law (“DGCL”), SWAG’s organizational documents and the rules and regulations of NASDAQ;

•	the approval of the Transactions by the holders of Nogin common stock and Nogin preferred stock must have been obtained in accordance with the DGCL and Nogin’s organizational documents;

•

the Registration Statement must have become effective in accordance with the United States Securities Act of 1933 (the “Securities Act”) and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose have commenced or shall be threatened by the SEC;

•	the SWAG common stock to be issued in the Transactions must have been approved for listing by NASDAQ, subject only to official notice of issuance thereof.

Conditions to the Obligations of Nogin

The obligations of Nogin to consummate the Transactions contemplated by the Merger Agreement are subject to the satisfaction, or written waiver by Nogin, at or prior to the Closing, of the following conditions:

•

the representations and warranties of SWAG and Merger Sub (other than fundamental representations), disregarding qualifications contained therein relating to materiality, must be true and correct as of the date of the consummation of the Transactions (the “Closing Date”) as if made at and as of such time (or, if given as of an earlier date, as of such earlier date), except that this condition will be satisfied unless any and all inaccuracies in such representations and warranties of SWAG and Merger Sub, in the aggregate, would or would reasonably be expected to result in a material adverse effect with respect to SWAG and Merger Sub, and fundamental representations must be true and correct in all respects as of the Closing Date (or, if given as of an earlier date, such earlier date);

•	SWAG and Merger Sub must have performed in all material respects its obligations under the Merger Agreement required to be performed by them at or prior to the Closing;

•	Nogin must have received a certificate executed and delivered by an authorized officer of SWAG confirming that the conditions set forth in the immediately preceding bullet points have been satisfied;

•

the proceeds from the Transactions, consisting of (a) the aggregate cash proceeds available for release to SWAG from the Trust Account in connection with the Transactions (after, for the avoidance of doubt, giving effect to any redemptions of shares of SWAG Class A common stock by stockholders of SWAG but before release of any other funds) plus (b) proceeds received from any PIPE or similar investment), must be equal to or in excess of $50 million; and

•	the directors and executive officers of SWAG must have been removed from their respective positions or tendered their irrevocable resignations effective as of the Closing.

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Conditions to the Obligations of SWAG and Merger Sub

The obligations of SWAG and Merger Sub to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction, or written waiver by SWAG, at or prior to the Closing of the following conditions:

•

the representations and warranties of Nogin (other than fundamental representations), disregarding qualifications contained therein relating to materiality, must be true and correct as of the Closing Date as if made at and as of such time (or, if given as of an earlier date, as of such earlier date), except that this condition will be satisfied unless any and all inaccuracies in such representations and warranties of Nogin, in the aggregate, would or would reasonably be expected to result in a material adverse effect with respect to Nogin, and fundamental representations must be true an correct in all respects as of the Closing Date (or, if given as of an earlier date, such earlier date);

•	Nogin must have performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the Closing;

•	SWAG must have received a certificate executed and delivered by an authorized officer of Nogin confirming that the conditions set forth in the immediately preceding bullet points have been satisfied;

•	SWAG must have received a copy of the written consent of the holders of Nogin common stock and Nogin preferred stock approving the Transactions, which consent must remain in full force and effect; and

•	since the date of the Merger Agreement, a material adverse effect with respect to Nogin must not have occurred.

Waivers

Either SWAG or the Company may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to SWAG’s amended and restated certificate of incorporation, SWAG cannot consummate the proposed Transactions if it has less than $5,000,001 of net tangible assets remaining upon consummation of the Transactions after taking into account the holders of public shares that properly demanded that SWAG redeem their public shares for their pro rata share of the trust account.

Termination

The Merger Agreement may be terminated and the Transactions abandoned at any time prior to the Closing, as follows:

•	in writing, by mutual consent of the parties;

•

by SWAG or Nogin if any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger has been enacted and has become final and non-appealable, except that a party may not terminate the Merger Agreement for this reason if it has breached in any material respect its obligations set forth in the Merger Agreement in any manner that has proximately contributed to the enactment, issuance, promulgation or entry into such law or order;

•

by Nogin (if not in breach such that a closing condition cannot be satisfied) if any representation or warranty is not true and correct or if SWAG has failed to perform any covenant or agreement made by either SWAG or Merger Sub in the Merger Agreement, such that the conditions to the obligations of SWAG, as described above, could not be satisfied as of the Closing Date, and (ii) are not or cannot be

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cured within thirty days after written notice from Nogin of such breach is received by SWAG and Merger Sub, or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to August 31, 2022 (the “Outside Date”);

•

by SWAG (if not in breach such that a closing condition cannot be satisfied) if any representation or warranty is not true and correct or if Nogin has failed to perform any covenant or agreement made by Nogin in the Merger Agreement, such that the conditions to the obligations of Nogin, as described above, could not be satisfied as of the Closing Date, and (ii) are not or cannot be cured within thirty days after written notice from SWAG of such breach is received by SWAG, or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date;

•

by written notice by any party if the Closing has not occurred on or prior to the Outside Date so long as such party is not then in breach of the Merger Agreement in a manner that contributed to the occurrence of the failure of a condition;

•	by Nogin if SWAG’s board of directors changes its recommendation in favor of the Transactions;

•	by SWAG if the required approvals of Nogin have not been obtained within five business days following the time that the Registration Statement is declared effective; or

•	by SWAG or Nogin if the approval of certain proposals contained in the Registration Statement is not obtained at the SWAG stockholders meeting (including any adjournments of such meeting).

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is attached as Exhibit 2.1 hereto and incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about SWAG, Merger Sub or the Company at the time they were made or otherwise and should only be read in conjunction with the other information that SWAG makes publicly available in reports, statements and other documents filed with the SEC.

Sponsor Agreement

In connection with the execution of the Merger Agreement, Software Acquisition Holdings III LLC (the “Sponsor”) entered into a sponsor agreement (the “Sponsor Agreement”) with SWAG and Nogin, pursuant to which the Sponsor agreed to, among other things, (i) vote at the special meeting to be called for approval of the Transactions any SWAG Class A common stock or SWAG Class B common stock, par value $0.0001 per share (collectively, the “Sponsor Securities”), held of record or thereafter acquired in favor of the proposals presented by SWAG at such meeting, (ii) be bound by certain other covenants and agreements related to the Merger and (iii) be bound by certain transfer restrictions with respect to the Sponsor Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement. The Sponsor Agreement also provides that the Sponsor has agreed to waive redemption rights in connection with the consummation of the Transactions with respect to any Sponsor Securities they may hold.

The Sponsor has also agreed, subject to certain exceptions, not to transfer any of its shares of SWAG Class B common stock (the “Founder Shares”) (or any shares of SWAG common stock issuable upon conversion in connection with the Closing) until the earlier of (i) the date that is the one-year anniversary of the Closing and (ii) the date on which SWAG completes a liquidation, merger, capital stock exchange, reorganization or other

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similar transaction that results in all of SWAG’s stockholders having the right to exchange their shares of SWAG common stock for cash, securities or other property or (iii) subsequent to the consummation of the Transactions, the date on which the last reported sale price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing Date of the Transactions (the “Founder Shares Lock-up Period”).

The Sponsor Agreement parties have also agreed, subject to certain exceptions, not to transfer any private placement warrants purchased in connection with SWAG’s initial public offering (the “Private Placement Warrants”) (or any share of SWAG common stock issued or issuable upon the exercise of the Private Placement Warrants), until 30 days after the Closing Date of the Transactions (the “Private Placement Warrants Lock-Up Period” and, together with the Founder Shares Lock-up Period, the “Lock-up Periods”).

The Sponsor Agreement provides that as of immediately prior to (but subject to) the Closing, 1,710,590 (or 30%) of the Founder Shares held by the Sponsor as of the Closing, or 2,565,885 (or 45%) of the Founders Shares if, immediately prior to the Closing, holders of SWAG Class A common stock have validly elected to redeem a number of shares of SWAG Class A common stock (and have not withdrawn such redemptions) that would result in greater than 40% of the funds in the Trust Account being paid to such redeeming holders for such redemptions, will be subject to certain time and performance-based vesting provisions described below. The Sponsor has agreed, subject to exceptions, not to transfer any unvested Founder Shares prior to the date such securities become vested. Pursuant to the Sponsor Agreement, 50% of the unvested Founder Shares (the “First Tranche Shares”) will vest on any day following the Closing when the closing price of a share of SWAG Class A common stock on NASDAQ (the “Closing Share Price”) equals or exceeds $12.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) and the remaining 50% will vest (along with any unvested First Tranche Shares) when the Closing Share Price equals or exceeds $14.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

The Sponsor Agreement will terminate on the later of (i) the vesting of all unvested Founder Shares (ii) the end of the Founder Shares Lock-Up Period.

The foregoing summary of the Sponsor Agreement is qualified in its entirety by reference to the full text of the Sponsor Agreement, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

Company Support Agreement

In connection with the execution of the Merger Agreement, SWAG, Nogin and certain stockholders of Nogin (collectively, the “Supporting Nogin Stockholders” and each, a “Supporting Nogin Stockholder”) entered into the Company Support Agreement. Pursuant to the Company Support Agreement, among other things, each Supporting Nogin Stockholder agreed to (i) vote at any meeting of the stockholders of Nogin all of its Nogin common stock and/or Nogin preferred stock, as applicable (or any securities convertible into or exercisable or exchangeable for Nogin common stock or Nogin preferred stock), held of record or thereafter acquired in favor of the transactions and the adoption of the Merger Agreement; (ii) appoint the chief executive officer of Nogin as such stockholder’s proxy in the event such stockholder fails to fulfil its obligations under the Company Support Agreement, (iii) be bound by certain other covenants and agreements related to the Merger and (iv) be bound by certain transfer restrictions with respect to Nogin securities, in each case, on the terms and subject to the conditions set forth in the Company Support Agreement. The shares of Nogin capital stock that are owned by the Supporting Nogin Stockholders and subject to the Company Support Agreement represent approximately 84.8% of the outstanding shares of Nogin common stock and approximately 99.5% of the outstanding shares of Nogin preferred stock. The execution and delivery of written consents by all of the Supporting Nogin Stockholders will constitute the Nogin stockholder approval at the time of such delivery. Additionally, the Supporting Nogin Stockholders have agreed to waive any appraisal rights (including under Section 262 of the DGCL) with respect to the Merger and any rights to dissent with respect to the Merger.

The foregoing summary of the Company Support Agreement is qualified in its entirety by reference to the full text of the Company Support Agreement, which is attached as Exhibit 10.2 hereto and incorporated by reference herein.

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Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, SWAG and certain stockholders of Nogin and SWAG will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which SWAG will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of SWAG Class A common stock and other equity securities of SWAG that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, SWAG will agree to file a shelf registration statement registering the resale of the SWAG Class A common stock (including those held as of the effective time or issuable upon future exercise of the Private Placement Warrants) and the Private Placement Warrants (the “Registrable Securities”) under the Registration Rights Agreement within 15 days of the Closing. Up to four times total and up to twice in any 12-month period, certain legacy Nogin stockholders and legacy SWAG stockholders may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $35 million. SWAG also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that SWAG will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit 10.3 hereto and incorporated by reference herein.

Working Capital Loan

On February 9, 2022, SWAG issued an unsecured promissory note (the “Note”) in the principal amount of $300,000 to the Sponsor. The Note does not bear interest and is repayable in full upon consummation of the Company’s initial business combination. If the Company does not complete a business combination, the Note will not be repaid and all amounts owed under it will be forgiven. The Note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the Note and all other sums payable with regard to the Note becoming immediately due and payable.

The Note was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing summary of the Note is qualified in its entirety by reference to the full text of the Note, which is attached as Exhibit 10.4 hereto and incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The description of the Note under the caption “Working Capital Loan” in Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 2.03 by reference.

Item 7.01	Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the press release jointly issued by the parties announcing the Transactions.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that was presented to certain potential investors in connection with the Transaction.

Furnished herewith as Exhibit 99.3 is a transcript of a webcast first posted on February 14, 2022 in connection with the announcement of the Transactions.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional information

This Current Report on Form 8-K (this “Report”) relates to a proposed business combination between the Company and SWAG. In connection with the proposed business combination, SWAG intends to file a Registration Statement that will include a proxy statement/prospectus of SWAG in connection with SWAG’s solicitation of proxies for the vote by SWAG’s stockholders with respect to the proposed Transactions. The proxy statement/prospectus will be sent to all SWAG stockholders and SWAG will also file other documents regarding the proposed Transactions with the SEC. This Report does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. Before making any voting or investment decision, investors and security holders are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company and SWAG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge by written request to the Company at Nogin, 1775 Flight Way STE 400, Tustin, CA 92782.

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Participants in Solicitation

The Company, SWAG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SWAG’s shareholders with respect to the proposed Transactions. You can find information about SWAG’s directors and executive officers and their ownership of SWAG’s securities in SWAG’s final prospectus relating to its initial public offering, dated July 28, 2021, which was filed with the SEC on July 30, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from SWAG’s shareholders and their direct and indirect interests will be included in the proxy statement/prospectus for the proposed Transactions when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This Report includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transactions between the Company and SWAG, including statements regarding the benefits of the Transactions, the anticipated timing of the Transactions, the products and services offered by the Company and the markets in which it operates, and the Company’s projected future results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SWAG and its management, and the Company and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SWAG’s securities, (ii) the risk that the transaction may not be completed by SWAG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SWAG, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the adoption of the Merger Agreement by the shareholders of SWAG and the Company, the satisfaction of the minimum Trust Account amount following redemptions by SWAG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether to pursue the proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on the Company’s business relationships, performance, and business generally, (vii) risks that the proposed Transactions disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed Transactions, (viii) the outcome of any legal proceedings that may be instituted against the Company or against SWAG related to the Merger Agreement or the proposed Transactions, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, and (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transactions, and to identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SWAG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (as amended), SWAG’s final prospectus relating to its initial public offering, dated July 28, 2021, and other documents filed by SWAG from time to time with the SEC and the Registration Statement and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and SWAG assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

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Nothing in this Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Report, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither the Company nor SWAG undertakes any duty to update these forward-looking statements.

Any financial and capitalization information or projections in this Report are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s and SWAG’s control. While such information and projections are necessarily speculative, the Company and SWAG believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this Report should not be regarded as an indication that the Company or SWAG, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Item 9.01	Financial Statements and Exhibits.

(d)

Exhibit	Description

2.1†	Agreement and Plan of Merger, dated as of February 14, 2022, by and among Software Acquisition Group Inc. III, Nuevo Merger Sub Inc. and Branded Online, Inc. dba Nogin.

10.1	Sponsor Agreement, dated as of February 14, 2022, by and among Software Acquisition Holdings III LLC, Software Acquisition Group Inc. III and Branded Online, Inc. dba Nogin.

10.2	Company Support Agreement, dated as of February 14, 2022, by and among Software Acquisition Group Inc. III, Branded Online, Inc. dba Nogin and the other parties signatory thereto.

10.3	Form of Registration Rights Agreement, by and among Branded Online, Inc. dba Nogin and the other parties signatory thereto.

10.4	Promissory Note

99.1	Press Release, dated February 14, 2022

99.2	Investor Presentation

99.3	Webcast Transcript

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2022

SOFTWARE ACQUISITION GROUP INC. III

By:	/s/ Jonathan S. Huberman
Name:	Jonathan S. Huberman
Title:	Chief Executive Officer

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SOFTWARE ACQUISITION GROUP INC. III,

NUEVO MERGER SUB, INC.,

and

BRANDED ONLINE, INC. dba Nogin

Dated as of February 14, 2022

-ii-

-iii-

LIST OF EXHIBITS

Exhibit A	Definitions
Exhibit B	Sponsor Support Agreement
Exhibit C	Form of Company Support Agreement
Exhibit D	Form of Amended and Restated Certificate of Incorporation of Parent
Exhibit E	Form of Amended and Restated Bylaws of Parent
Exhibit F	Form of Omnibus Incentive Plan
Exhibit G	Form of Registration Rights Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated February 14, 2022 (this “Agreement”), is made and entered into by and among Software Acquisition Group Inc. III, a Delaware corporation (“Parent”), Nuevo Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub” together with Parent, the “Parent Parties”), and Branded Online, Inc. dba Nogin, a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

WHEREAS, the Company Stockholders own all of the issued and outstanding shares of capital stock of the Company;

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Parties intend to enter into a business combination transaction pursuant to which, in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall merge with and into the Company, with the Company surviving such merger (the “Merger”), whereby each issued and outstanding share of Company Stock will be exchanged for Parent Common Stock as further described herein;

WHEREAS, as a result of the Merger, the Company will become a wholly-owned Subsidiary of Parent (the “Surviving Company”), a publicly traded company;

WHEREAS, the Board of Directors of Parent has (a) determined that it is in the best interests of Parent and its stockholders for Parent to enter into this Agreement and the Ancillary Agreements, (b) unanimously approved the execution and delivery of this Agreement and the Ancillary Agreements, Parent’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby by the stockholders of Parent;

WHEREAS, the Board of Directors of Merger Sub has unanimously approved this Agreement and the Ancillary Agreements and declared it advisable for Merger Sub to enter into this Agreement and the Ancillary Agreements;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and the Ancillary Agreements, the Merger and the transactions contemplated by this Agreement and the Ancillary Agreements pursuant to action taken by unanimous written consent in accordance with the requirements of the DGCL and the Organizational Documents of Merger Sub;

WHEREAS, the Board of Directors of the Company has (a) determined that it is in the best interests of the Company and the Company Stockholders for the Company to enter into this Agreement and the Ancillary Agreements to which it is a party, (b) unanimously approved the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, the Company’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby by the Company Stockholders;

WHEREAS, concurrently with the execution of this Agreement and in accordance with the terms hereof, in connection with the Transactions, SWAG Sponsor has entered into a Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Agreement”), with the Company and Parent, in the form set forth on Exhibit B hereto;

WHEREAS, concurrently with the execution of this Agreement and in accordance with the terms hereof, in connection with the Transactions, Company Stockholders representing shares of Company Stock sufficient to obtain the Requisite Company Approvals have entered into a Company Support Agreement, dated as of the date hereof (the “Support Agreement”), with the Company and Parent, in the form set forth on Exhibit C hereto;

WHEREAS, following the date hereof and prior to Closing, Parent and the Company may enter into subscription agreements (as amended or modified from time to time, collectively, the “Subscription Agreements”) with certain investors (collectively, the “Subscribers”), pursuant to which, among other things, each Subscriber is expected to agree to subscribe for and purchase on the Closing Date immediately prior to the Merger, and Parent or the Company, as the case may be, is expected to agree to issue and sell to each such Subscriber on the Closing Date immediately prior to the Merger, the number of shares of Parent Common Stock or such other security as set forth in the applicable Subscription Agreement in exchange for the purchase price set forth therein, in each case, on the terms and subject to the conditions set forth in the applicable Subscription Agreement;

WHEREAS, as a condition to the consummation of the transactions contemplated hereby and in accordance with the terms hereof, Parent shall provide an opportunity to its stockholders to have their Offering Shares redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement and Parent’s Organizational Documents in conjunction with obtaining approval from the stockholders of Parent for the transactions contemplated hereby (collectively with the other transactions, authorization and approvals set forth in the Proxy Statement, the “Offer”);

WHEREAS, prior to the consummation of the Transactions, all of the Company Warrants (as defined below) will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms (the “Warrant Settlement”);

WHEREAS, immediately prior to the consummation of the Transactions, Parent shall adopt the amended and restated bylaws (the “A&R Bylaws”) in the form set forth on Exhibit D hereto;

WHEREAS, immediately prior to the consummation of the Transactions, Parent shall, subject to obtaining the Parent Stockholder Approval, adopt the amended and restated certificate of incorporation (the “A&R Charter”) in the form set forth on Exhibit E hereto;

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent, Company and Merger Sub are parties pursuant to Section 368(b) of the Code and that this Agreement constitutes a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the foregoing and also prescribe certain conditions to the Mergers as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I

THE MERGER

Section 1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub will merge with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the Surviving Company and as a wholly-owned Subsidiary of Parent; provided, that notwithstanding the Merger, the Company will not be included within the meaning of the term Parent Parties for purposes of this Agreement.

Section 1.2    Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable following the Closing, and on the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Company and Parent (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger will be effective at such time as the Parties duly file the Certificate of Merger with the Secretary of State of the State of Delaware or at such other date or time as Parent and the Company agree in writing and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.3    Effect of the Merger. The Merger will have the effect set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject hereto, at the Effective Time, all property, rights, privileges, immunities, powers and franchises of Merger Sub will vest in the Surviving Company, and all claims, obligations, restrictions, disabilities, liabilities, debts and duties of Merger Sub will become the claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Surviving Company.

Section 1.4    Governing Documents. At the Effective Time, Parent shall cause the Organizational Documents of the Surviving Company to be amended in their entirety to contain the provisions set forth in the Organizational Documents of Merger Sub, as in effect immediately prior to the Effective Time.

Section 1.5    Directors and Officers. At the Effective Time, the directors and officers set forth in Section 1.5 of the Parent Disclosure Schedule will become the directors and officers of the Surviving Company and Parent and will remain the directors and officers of the Surviving Company and Parent after the Merger, until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF SECURITIES

Section 2.1    Calculation of the Merger Consideration. At the Closing, (i) with respect to the Company Stock and vested Company Options, Parent shall issue, or cause to be issued, shares of Parent Common Stock and vested Parent Options, as applicable, with an aggregate value equal to the Base Exchange Value, (ii) Parent shall pay the Cash Consideration Amount to the Company Stockholders determined in accordance with the procedures in this Article II and the Distribution Waterfall (the amounts described in the foregoing clauses (i) and (ii), collectively, the “Merger Consideration”), and (iii) Parent shall assume the vested and unvested Company Options in accordance with Section 2.4. At the Closing, the Company shall deliver, or cause to be delivered, to Parent the Distribution Waterfall in accordance with this Agreement.

Section 2.2    Payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the Company Stockholders, (i) evidence of book-entry shares representing a number of whole shares of Parent Common Stock equal to the aggregate Stock Amount deliverable to the Company Stockholders pursuant to this Article II and (ii) the Cash Consideration Amount owed to the Company Stockholders. Any such shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Agent Fund”. The Exchange Agent Fund shall be subject to the terms of this Agreement and the Exchange Agent Agreement. Subject to Section 2.5, at the Closing, Parent shall cause to be issued or paid from the Exchange Agent Fund to each Company Stockholder that holds Company Stock (other than shares of Company Stock to be canceled pursuant to Section 2.3(b) and any Company Dissenting Shares) immediately prior to the Effective Time, evidence of book-entry shares representing the number of shares of the aggregate Stock Amount in respect of such Company Stock held by such Company Stockholder and the applicable portion of the Cash Consideration Amount. Notwithstanding anything to the contrary in this Agreement, under no circumstances shall Parent be required to pay more than the Merger Consideration as calculated in accordance with Section 2.1.

Section 2.3    Conversion of Company Securities. At the Effective Time (and for the avoidance of doubt, following the Warrant Settlement), by virtue of the Merger and without any action on the part of any Party or the holders of any of the following securities:

(a)    Conversion of Company Stock. Each issued and outstanding share of Company Stock (including Company Stock resulting from the Warrant Settlement), excluding shares of Company Stock to be canceled pursuant to Section 2.3(b) and any Company Dissenting Shares, will be canceled and convert automatically into the right to receive:

(i)    if the holder of such share of Company Stock makes a proper election (a “Cash Election”) to receive Merger Consideration in the form of cash (“Cash Merger Consideration”) with respect to such share of Company Stock pursuant to Section 2.6 (each such share of Company Stock, a “Cash Electing Share” and each such Company Stockholder that has made a Cash Election, a “Cash Electing Stockholder”), an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Cash Consideration as set forth on the Distribution Waterfall; and

(ii)    for each share of Company Stock that is not a Cash Electing Share (including if the Company Stockholder fails to make a Cash Election in accordance with the procedures set forth in Section 2.6), a number of shares of Parent Common Stock equal to the Per Share Stock Amount as set forth on the Distribution Waterfall.

(b)    Cancellation of Treasury Stock and Company-Owned Stock. Each share of Company Stock held in the treasury of the Company will be canceled automatically without conversion thereof and no payment or distribution will be made with respect thereto.

(c)    Equity Interests of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any shares of capital stock of the Company or Merger Sub, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock of the Company and shall constitute the only outstanding shares of capital stock of the Company.

Section 2.4    Treatment of Company Options.

(a)    As of immediately prior to the Effective Time, each Company Option, whether or not then vested and exercisable, shall, automatically by virtue of the occurrence of the Effective Time and without any action on the part of the Company, Parent or the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into the right to receive an option (a “Parent Option”) (i) with respect to a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the applicable number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (B) the Per Share Stock Amount, (ii) at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Common Stock of such Company Option immediately prior to the Effective Time and (B) the Per Share Stock Amount; provided that the exercise price of and the number of shares of Parent Common Stock subject to the Assumed Options shall be determined in a manner consistent with the requirements of Section 409A of the Code and in the case of any Company Option to which Section 422 of the Code applies, the exercise price of and number of shares subject to the Parent Option shall be subject to such adjustments as are necessary in order to satisfy the requirements of Treasury Regulations Section 1.424-1(a). Except as otherwise provided in this Section 2.4, each Parent Option assumed and converted pursuant to this Section 2.4 shall be subject to the terms and conditions of the same vesting and exercise terms and conditions as applied to the corresponding Company Option immediately prior to the Effective Time.

(b)    Prior to the Effective Time, the Company shall take all actions as are necessary to effectuate the treatment of the Company Options pursuant to this Section 2.4.

(c)    Parent shall reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Parent Options assumed in accordance with this Section 2.4.

Section 2.5    Exchange Procedures for Company Stockholders.

(a)    Payment Procedures. Prior to the Closing, the Company shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver, to each holder of Company Stock (taking into account the Warrant Settlement) evidenced by certificates entitled to receive the Merger Consideration pursuant to Section 2.3(a), a letter of transmittal reasonably acceptable to Parent and the Company or as may be reasonably required by the Exchange Agent (the “Company Letter of Transmittal”). Subject to the satisfaction of the conditions in Article VI, in the event that at least three (3) Business Days prior to the Closing Date, a holder of Company Stock evidenced by certificates does not deliver to the Exchange Agent a duly executed and completed Company Letter of Transmittal, then such failure shall not alter, limit or delay the Closing; provided that such holder of Company Stock evidenced by certificates shall not be entitled to receive its respective Per Share Merger Consideration until such Person delivers a duly executed and completed Company Letter of Transmittal to the Exchange Agent (in the case of a Company Letter of Transmittal). Upon delivery of such duly executed Company Letter of Transmittal by such holder of Company Stock evidenced by certificates to the Exchange Agent, such holder of Company Stock evidenced by certificates shall be entitled to receive, subject to the terms and conditions of this Agreement, the Per Share Merger Consideration in respect of his, her or its shares of Company Stock referenced in such Company Letter of Transmittal in accordance with the Distribution Waterfall. Until surrendered as contemplated by this Section 2.5, each share of Company Stock shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration to which such Company Stockholder is entitled pursuant to this Article II.

(b)    No Further Rights. All Merger Consideration paid or issued upon the surrender of Company Stock in accordance with the terms of this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such Company Stock and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Company Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Company Stock shall cease to have any rights as stockholders of the Company, except as provided in this Agreement or by applicable Law.

(c)    Changes in Parent Stock. If at any time between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Parent Class B Stock shall have been increased, decreased, changed into or exchanged for a different number of kind of shares or securities as a result of a subdivision, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or other similar change in capitalization, in each case other than in connection with the Merger, then the definition of Reference Price shall be equitably adjusted to reflect such change; provided, that nothing in this Section 2.5(c) shall be construed to permit Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d)    Fractional Shares. Notwithstanding anything to the contrary contained herein, no evidence of book-entry shares representing fractional shares of Parent Common Stock shall be issued in exchange for Company Stock. In lieu of any fractional share of Parent Common Stock to which each holder of Company Stock would otherwise be entitled, the Exchange Agent shall round up or down to the nearest whole share of Parent Common Stock, with a fraction of 0.5 rounded up. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

(e)    Dividends. No dividends or other distributions declared with respect to Parent Common Stock, the record date for which is at or after the Effective Time, shall be paid to any Company Stockholder that has not delivered a properly completed, duly executed Company Letter of Transmittal. After the delivery of such materials, the Company Stockholder shall be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to Parent Common Stock issuable to such Company Stockholder.

(f)    Company Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, any Company Dissenting Share shall not be converted into the right to receive its applicable portion of the Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Company Dissenting Share pursuant to the DGCL. Each holder of Company Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any Company Dissenting Share shall lose its status as a Company Dissenting Share, then any such share shall immediately be converted into the right to receive its applicable portion of the Merger Consideration as if such share never had been a Company Dissenting Share, and Parent shall deliver, or cause to be delivered in accordance with the terms of this Agreement, to the holder thereof, following the satisfaction of the applicable conditions set forth in this Section 2.5, its applicable portion of the Merger Consideration as if such share had never been a Company Dissenting Share. The Company shall give Parent (a) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (b) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand with respect to any Company Dissenting Share. The Company shall (or shall cause its Affiliates to) enforce any contractual waivers that the Equityholders have granted regarding appraisal rights that would apply to the Merger.

Section 2.6    Consideration Election Procedures.

(a)    Cash Election Procedures. On or prior to the Election Date (as defined below), each Company Stockholder holding Company Stock and entitled to receive Merger Consideration pursuant to Section 2.3 shall, subject to the terms and conditions of any agreement between the Company and such Company Stockholder, be entitled to choose whether to make a Cash Election by complying with the procedures set forth in this Section 2.6.

(b)    Pro Rata Cash Election. If a Company Stockholder makes a valid Cash Election in accordance with this Section 2.6, such Cash Electing Stockholder will be deemed to have made a Cash Election with respect to its Pro Rata portion of the Cash Consideration Shares. In no event shall the total amount of cash payable as Merger Consideration for shares of Company Stock for which Cash Elections are made exceed the Cash Consideration Amount.

(c)    Excess Cash Election. In the event that the Cash Merger Consideration payable to Company Stockholders pursuant to Cash Elections made in accordance with Section 2.6(b) is less than the Cash Consideration Amount, the Company Stockholders set forth on Section 2.6(c) of the Schedules (the “Excess Cash Stockholders”) have agreed to make additional valid Cash Elections with respect to an additional number of shares of Company Stock such that the aggregate amount of Cash Merger Consideration to be paid to Company Stockholders pursuant to the Cash Election is, in the aggregate, equal to the Cash Consideration Amount. For the avoidance of doubt, the number of shares of Company Stock for which Cash Elections can be made by the Excess Cash Stockholders may exceed their respective Pro Rata portions of the Cash Consideration Shares.

(d)    Form of Election. As promptly as practicable after the Registration Statement is declared effective under the Securities Act (but in no event later than three (3) Business Days after such date), the Company shall deliver (or cause to be delivered) to each Company Stockholder as of such date a form of election in a form mutually agreed upon by the Company and Parent (the “Form of Election”), together with instructions for completing and returning to the Company the completed and executed Form of Election. Each Company Stockholder entitled to receive Merger Consideration pursuant to Section 2.3 may use the Form of Election to irrevocably make a Cash Election in accordance with such instructions. In the event that any such Company Stockholder fails to make a proper Cash Election prior to the Election Date, then such Company Stockholder shall automatically and irrevocably be deemed to have waived any and all rights to a Cash Election with respect to such shares. The Company shall use its commercially reasonable efforts to make the Form of Election available as promptly as practicable to all Persons who become holders of Company Stock during the period between the date of delivery of the Form of Election contemplated by the first sentence of this paragraph and the Election Date, and who are entitled to receive Merger Consideration pursuant to Section 2.3.

(e)    Election Date. Any applicable Company Stockholder’s election pursuant to the Form of Election will be deemed properly made only if the Company has received at its designated office, by 8:00 p.m. (Eastern Time) on the tenth (10th) Business Day following the date on which the Form of Elections are first sent to a Company Stockholder (the “Election Date”), a Form of Election properly completed in accordance with the accompanying instructions and accompanied by any additional documents required by the instructions set forth in or accompanying the delivery of the Form of Election. The Company shall publicly announce the Election Date upon the first delivery of the Form of Elections to a Company Stockholder.

(f)    Irrevocable Election. Any Cash Election is final and irrevocable, unless (i) otherwise consented to in writing by the Company with prompt notice to Parent (which such consent may, in the Company’s sole discretion, be provided or denied), or (ii) this Agreement is validly terminated in accordance with Article VIII, in which case all Cash Elections shall automatically be revoked concurrently with the termination of this Agreement. Without limiting the application of any other transfer restrictions that may otherwise exist, after a Cash Election is validly made or deemed to be made with respect to any shares of Company Stock, no further registration of transfers of such shares shall be made on the stock transfer books of the Company until following the Effective Time, unless and until such Cash Election is validly revoked in accordance with this Section 2.6.

(g)    Ambiguities. The determination of the Company, as set forth on the Distribution Waterfall, shall be final, conclusive and binding in the event of ambiguity or uncertainty as to whether or not a Cash Election has been properly made, deemed to be made, or revoked pursuant to this Section 2.6. The Company shall also make all computations contemplated by this Section 2.6, and the computations shall be final, conclusive and binding (other than in the case of manifest error). The Company may make any rules as are consistent with this Section 2.6 for the implementation of Cash Elections as shall be necessary or desirable to effect such elections in accordance with the terms of this Agreement.

Section 2.7    Withholding Rights. Each of the Parties, the Surviving Company and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws, and shall pay the amount so deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws; provided, however, except (i) with respect to payments in the nature of compensation to be made to employees or former employees or (ii) any withholding resulting from the failure of the Company to provide a FIRPTA Certificate pursuant to Section 5.7(c), that prior to any such withholding, the Parent Stockholders or the Company Stockholders, as applicable, shall be provided reasonable notice of such intent to withhold. To the extent that amounts are so withheld by the Parties, the Surviving Company or the Exchange Agent, as the case may be, and timely remitted to the applicable Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Parent Stockholders or the Equityholders, as applicable, in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except in each case as set forth in the applicable disclosure schedules corresponding to the referenced section below, delivered by the Company to the Parent Parties concurrently with the execution of this Agreement (the “Schedules”), and subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to the Parent Parties, as of the date of this Agreement and the Closing Date, as follows:

Section 3.1    Organization(a) . Each Group Company (a) is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, and (b) has all requisite power and authority to own, lease and operate its properties and to carry on in all material respects its businesses as now being conducted. Each Group Company is duly qualified, licensed or registered as a foreign entity to transact business, and is in good standing, under the Laws of each jurisdiction where the character of its properties or assets owned, leased or operated by it, or the location of the properties or assets owned, leased or operated by it, requires such qualification, licensing or registration, except where the failure of such qualification, licensing or registration would not reasonably be expected to have a Material Adverse Effect.

Section 3.2    Authorization. Each Group Company has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject to the approval and adoption of this Agreement by (i) the holders of a majority of the voting power of the outstanding shares of Company Common Stock and Company Preferred Stock (on an as-converted basis), voting together as a single class (the “Company Stockholder Approval”), and (ii) the holders of a majority of the voting power of the outstanding shares of Company Preferred Stock (the “Company Preferred Stockholder Approval” and, together with the Company Stockholder Approval, the “Requisite Company Approvals”). The Requisite Company Approvals are the only votes or approvals of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and any Ancillary Agreement or to approve the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Company and its board of directors. Assuming the due authorization, execution and delivery by each other party to this Agreement and the Ancillary Agreements to which the Company is a Party, this Agreement and each Ancillary Agreement constitute, or will constitute, as applicable, the legal, valid and binding obligation of each Group Company, enforceable against each Group Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3    Capitalization.

(a)    The authorized capital stock of the Company consists only of 14,000,000 shares of Company Common Stock and 3,642,483 shares of Company Preferred Stock. As of the date hereof, there are (i) 9,129,358 shares of Company Common Stock issued and outstanding, (ii) Company Options to purchase 598,467 shares of Company Common Stock (having a weighted average exercise price of $12.25 per share of Company Common Stock), (iii) 133,357 shares of Company Common Stock reserved for issuance pursuant to the Company Warrants, and (iv) 3,501,945 shares of Company Preferred Stock issued and outstanding of which 2,042,483 are Series A Preferred Stock and 1,459,462 are Series B Preferred Stock. All of the issued and outstanding shares of Company Stock are duly authorized, validly issued, fully paid and nonassessable. The Company Stock is uncertificated. None of the issued and outstanding shares of Company Stock were issued in violation of any preemptive rights, Laws or Orders, and, to the knowledge of the Company, are owned, beneficially and of record, by the Equityholders free and clear of all Liens. Except as set forth on Section 3.3(a) of the Schedules, there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award or similar rights with respect to the Company and no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the Company Stock or obligating either the Equityholders or the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of Company Stock, or any other interest in the Company, including any security convertible or exercisable into Company Stock. Section 3.3(a) of the Schedules sets forth the name of each Company Optionholder; the maximum number of shares of Company Common Stock that may be issued upon exercise or conversion of any Company Option held by the Company Optionholder; and the grant date, expiration date, exercise price and vesting schedule related to each such Company Option. Except as set forth on Section 3.3(a) of the Schedules or in the Third Amended and Restated Certificate of Incorporation of the Company relating to the Company’s Class B Common Stock, par value $0.0001 per share, there are no Contracts to which the Company is a party which require the Company to repurchase, redeem or otherwise acquire any shares of Company Stock or securities convertible into or exchangeable for shares of Company Stock or to make any investment in any other Person.

(b)    Except as set forth on Section 3.3(b) of the Schedules, all of the outstanding equity securities of each Company Subsidiary are duly authorized, validly issued, fully paid, nonassessable, free of preemptive rights, restrictions on transfer (other than restrictions under applicable federal, state and other securities Laws), and are owned by the Company, whether directly or indirectly, free and clear of all Liens. There are no options, warrants, convertible securities, stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award or similar rights with respect to any Company Subsidiary and no rights, exchangeable securities, securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the equity securities of any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any equity securities of, or any other interest in, any Company Subsidiary, including any security convertible or exercisable into equity securities of any Company Subsidiary. There are no Contracts to which any

Company Subsidiary is a party which require such Company Subsidiary to repurchase, redeem or otherwise acquire any equity securities or securities convertible into or exchangeable for such equity securities or to make any investment in any other Person.

(c)    Other than the Support Agreement or as set forth on Section 3.3(c) of the Schedules, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Company Common Stock or any other interests in the Company. No Company Subsidiary owns any equity interest in the Company. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to any equity securities of or any other interests in any Company Subsidiary.

Section 3.4    Company Subsidiaries. Section 3.4 of the Schedules sets forth a true and complete list of (a) the Company Subsidiaries, listing for each Company Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization, and (b) its authorized capital stock, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares.

Section 3.5    Consents and Approvals; No Violations. Except as set forth on Section 3.5, of the Schedules, and subject to the receipt of the Requisite Company Approvals, the filing of the Certificate of Merger, and the applicable requirements of the HSR Act, and assuming the truth and accuracy of the Parent Parties’ representations and warranties contained in Section 4.4 and the representations and warranties of the Parent Parties contained in any Ancillary Agreement, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the Transactions will (a) conflict with or result in any material breach of any provision of the Organizational Documents of any Group Company, (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, (c) result in a material violation of or a material default (or give rise to any right of termination, cancellation, or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract or Lease, (d) result in the creation of any Lien upon any of the properties or assets of any Group Company (other than Permitted Liens), or (e) violate in any material respect any Law, Order, or Lien applicable to any Group Company, except for violations or defaults which would not reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.6    Financial Statements.

(a)    The Company has made available to Parent (i) a copy of the audited consolidated balance sheet of the Company as of December 31, 2020 and December 31, 2019, and, in each case, the related audited consolidated statements of operations, convertible redeemable preferred stock and stockholders’ equity and cash flows of the Company for the fiscal year then ended, together with all related notes and schedules thereto, accompanied by the report thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 2021 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of operations, convertible redeemable preferred stock and stockholders’ deficit and cash flows of the Company for the nine-month period then ended (together with the Interim Balance Sheet, the “Interim Financial

Statements”). Except as set forth on Section 3.6 of the Schedules, each of the Financial Statements and the Interim Financial Statements (a) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (b) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes.

(b)    The books of account and other financial records of the Company have been kept accurately in all material respects in the Ordinary Course, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company have been properly recorded therein in all material respects. The Company has established and maintains a system of internal accounting controls which is intended to provide, in all material respects, reasonable assurance: (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management of the Company, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company, (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference and (v) that accounts, notes and other receivables and inventory are recorded accurately.

(c)    The amount of Cash and Cash Equivalents and the Indebtedness of the Company, in each case, as of February 9, 2022, are reasonably and accurately set forth on Section 3.6(c) of the Schedules, and since such date, the Company has not (i) declared, set aside or paid any dividend or made any other distribution or (ii) made any payment of the type that would be required to be disclosed on Section 3.21 of the Schedules if it had been made on the Closing Date.

Section 3.7    No Undisclosed Liabilities. Except as set forth in the Interim Balance Sheet or on Section 3.7 of the Schedules, the Group Companies do not have any liabilities or obligations of the type required to be disclosed in the Interim Balance Sheet in accordance with GAAP (including as a result of COVID-19 and COVID-19 Measures), whether accrued, absolute, contingent or otherwise and/or arising out of any transactions entered into at or prior to the date hereof, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to the date hereof or otherwise, except for liabilities or obligations (a) incurred or accrued since the Balance Sheet Date in the Ordinary Course (none of which relate to material noncompliance with any applicable Law or License, breach of Contract, breach of warranty, tort, infringement, misappropriation, dilution or Action), (b) that arise under any Company Material Contract, none of which arose out of a breach of Contract or violation of Law, (c) incurred since the Balance Sheet Date pursuant to or in connection with this Agreement or the transactions contemplated hereby, (d) disclosed in this Agreement (or the Schedules), or (e) that are accurately accrued or reserved against on the face of the Interim Balance Sheet, the Interim Financial Statements, or the Financial Statements.

Section 3.8    Absence of Certain Changes. Except as set forth on Section 3.8 of the Schedules, since the Balance Sheet Date:

(a)    the Group Companies have conducted their business in the Ordinary Course;

(b)    there has been no Material Adverse Effect; and

(c)    no Group Company has taken any action or omitted to take an action, which, if taken or omitted to be taken after the date of this Agreement, would require the consent of Parent in accordance with Section 5.1.

Section 3.9    Real Estate.

(a)    No Group Company owns a fee interest in any real property.

(b)    Section 3.9(b) of the Schedules lists each real property leased, subleased, licensed or otherwise used or occupied by any Group Company (each, a “Leased Real Property” and collectively, the “Leased Real Properties”), and sets forth the name of the landlord, the name of the entity holding such leasehold interest and the street address of each Leased Real Property.

(c)    True, correct and complete copies of all leases, subleases, licenses, amendments, extensions, guaranties and other material agreements related thereto with respect to the Leased Real Properties (individually, a “Lease” and collectively, the “Leases”) have been made available to Parent. Section 3.9(b) of the Schedules sets forth a true and complete list of all Leases, including the date and name of the parties to each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease.

(d)    The Leased Real Properties identified in Section 3.9(b) of the Schedules constitute all of the real property owned, leased, occupied, or otherwise utilized or intended to be utilized in connection with the business of the Group Companies.

(e)    Except as set forth on Section 3.9(e) of the Schedules, with respect to each of the Leased Real Property: (i) the Lease for such Leased Real Property is legal, valid, binding, enforceable and in full force and effect, subject to proper authorization and execution of such lease by the other party thereto and subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity; (ii) no Group Company nor, to the knowledge of the Group Companies, any other party to the Lease is in breach or default under such Lease and, to the Group Companies’ knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default thereunder which has not been replenished to the extent required under such Lease; (iv) no Group Company owes any brokerage commissions or finder’s fees with respect to such Lease; (v) no Group

Company has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property (or any portion thereof); (vi) no Group Company has collaterally assigned or granted any other security interest in such Leased Real Property or any interest therein, and (vii) no Group Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease.

Section 3.10    Intellectual Property.

(a)    Section 3.10(a) of the Schedules contains a complete list (i) of all Registered Intellectual Property owned by the Group Companies and (ii) the Company Products. The Group Companies’ uses of its social media accounts (“Accounts”) have complied in all material respects with all applicable Laws as well as all material terms and conditions or terms of use applicable to the Accounts (the “Social Media Terms”). To the Knowledge of the Company, there are no legal actions, audits, or investigations, whether settled, pending, or threatened, alleging any (A) breach or other violation of any Social Media Terms by the Company; (B) violation under the Digital Millennium Copyright Act, 1998 or (C) defamation, violation of rights of any Person, or any other violation by any Group Company in connection with its use of social media.

(b)    The Group Companies possess all source code and other documentation and materials reasonably necessary to compile, use, update, operate and enhance the Company Products and have not disclosed, delivered, licensed or otherwise made available, and the Group Companies do not have a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code for any Company Products to any Person, other than employees or contractors in the ordinary course of business who are in each case subject to Confidentiality Agreements.

(c)    Except as set forth on Section 3.10(c) of the Schedules, (i) a Group Company exclusively owns and possesses all right, title and interest in, or has the right pursuant to a valid and enforceable written license to use, all Intellectual Property used in or necessary for the conduct of the business of the Group Companies as it is currently conducted (collectively, the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Liens), (ii) the Company Owned Intellectual Property is, valid, subsisting and, to the Knowledge of the Company, enforceable and there are no judgments finding any such Company Registered Intellectual Property to be invalid or unenforceable, and (iii) there are no proceedings pending or, to the Knowledge of the Company, threatened, that challenge the validity, use, ownership, registrability, or enforceability of the Company Registered Intellectual Property.

(d)    Except as set forth in Section 3.10(d) of the Schedules, (i) neither the use of the Company Intellectual Property used by the Group Companies in the conduct of their business, nor the conduct of their business (including the licensing of Company Products) infringes, misappropriates or otherwise violates, nor has in the last three (3) years infringed, misappropriated or otherwise violated, the rights of any third party in any Intellectual Property; and (ii) no Group Company has received any written notices, threats or requests for indemnification alleging any of the same.

(e)    (i) There are no claims, proceedings, actions, suits, complaints, demands or similar actions currently pending or threatened, or that have been brought within the last six (6) years, by any Group Company against any Person alleging infringement, misappropriation, or violation of any Company Owned Intellectual Property; and (ii) to the Knowledge of the Company, no Person is currently infringing, misappropriating, or otherwise violating, nor has infringed, misappropriated or otherwise violated any of the Company Owned Intellectual Property.

(f)    No Group Company uses and has not used any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Company Owned Intellectual Property, or (ii) under any license requiring a Group Company to disclose or distribute the source code to any of the Company Products, to license or provide the source code to any of the Company Products for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the Company Products at no or minimal charge.

(g)    Each Group Company has taken commercially reasonable measures to maintain and protect all Company Owned Intellectual Property, including its trade secrets, source code to Company Products and other confidential information. Without limiting the generality of the foregoing, no Group Company has disclosed any material confidential Company Owned Intellectual Property (including the source code to any Company Products) to any Person other than pursuant to a valid and enforceable written agreement pursuant to which such Person agrees to protect the confidentiality of such trade secrets and other confidential information (“Confidentiality Agreement”) and, to the Knowledge of the Company, no Person has breached any such agreement.

(h)    All Persons that have been involved in the conception, development, reduction to practice or other creation of any material Company Owned Intellectual Property (including Company Products) have done so pursuant to a written agreement or acknowledgement that protects the confidential information of the Company and assigns to the Company exclusive ownership of all of such Intellectual Property and, to the Knowledge of the Company, no Person has breached any such agreement.

(i)    No Group Company is under any obligation, whether written or otherwise, to develop any Intellectual Property (including any elements of any Company Products) for any third party (including any customer or end user).

(j)    There are, and for the past three (3) years have been, no defects, technical concerns or problems (collectively, “Technical Deficiencies”) in any of the Company Products currently offered by any Group Company which have not been repaired and that would prevent the same from performing in accordance with their user specifications of functionality descriptions in any material respect, there is no Malicious Code in any of the Company Products or Company Systems. No Group Company has received any material written complaints from customers related to any Malicious Code or Technical Deficiencies in any Company Products.

(k)    The Group Companies own, lease, license, or otherwise have the legal right to use its Company Systems, and such Company Systems are sufficient for the needs of the Group Companies’ business as it is currently conducted. The Group Companies have put commercially reasonable safeguards in place designed to protect the confidentiality, integrity, and security of the Company Systems and the data stored therein or transmitted thereby including by implementing industry standard procedures preventing unauthorized access and the introduction of any virus, worm, Trojan horse or similar disabling code or program (“Malicious Code”), and the taking and storing on-site and off-site of back-up copies of critical data. The Group Companies have implemented and maintain commercially reasonable security, disaster avoidance and recovery and business continuity plans, procedures and facilities, including by implementing systems and procedures that provide monitoring and alerting of any problems, issues or vulnerabilities in the Company Systems. In the last twelve (12) months, there has not been any material failure with respect to any of the Company Systems that has not been remedied or replaced in all material respects.

(l)    Each Group Company and the conduct of its business are and have in the last three (3) years been in compliance with all Data Security Requirements in all material respects, and there have not been any written notices of material data security breaches, unauthorized use of or access to any of the Company Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Company Data or other written notice received relating to a violation of any Data Security Requirement. The transactions contemplated by this Agreement will not result in any liabilities to the Company in connection with any Data Security Requirements.

(m)    The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of, or payment of, any additional material amounts with respect to, nor require the consent of any other Person in respect of, each Group Company’s right to own, use, or hold for use any of the Company Intellectual Property or Company Systems in a manner substantially similar to the manner in which the Company Intellectual Property and Company Systems were owned, used, or held for use by such Group Company prior to the Closing Date. The Group Companies have all rights in and to the Company Product Data necessary for the operation of their business, including where applicable the rights to publish, reproduce, distribute, license, sell and create derivative works of the Company Product Data.

Section 3.11    Litigation.

(a)    Except as set forth on Section 3.11 of the Schedules, in the last two (2) years, there have not been, and there are no Actions or Orders (including those brought or threatened by or before any Governmental Entity) pending or, to the Knowledge of the Company, threatened against or otherwise relating to any Group Company or any of their respective properties at Law or in equity, including Actions or Orders that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement, but excluding, in each case, Actions or Orders that would not reasonably be expected to be material to the Group Companies, taken as a whole.

(b)    No Group Company has filed in the last three (3) years, or intends to file, any material Action against any other Person.

Section 3.12    Company Material Contracts.

(a)    Section 3.12(a) of the Schedules sets forth a true, correct and complete list of the following Contracts to which any Group Company, as of the date of this Agreement, is a party (“Company Material Contracts”):

(i)    any stockholder, partnership, investors’ rights, voting, right of first refusal and co-sale, or registration rights agreement, or other Contract with a holder of equity securities of any Group Company relating to their ownership of such equity securities;

(ii)    any non-competition Contract or other Contract that purports to limit (A) the ability of any Group Company from operating or doing business in any location, market or line of business, (B) the Persons to whom any Group Company may sell products or deliver services, or (C) the Persons that the Company may hire or solicit for hire;

(iii)    any employment or consulting Contract with any current or former employee (to the extent of any ongoing liability) or individual service provider of any Group Company that (A) provides annual base salary in excess of $300,000 or (B) is not terminable at-will and without any liability to any Group Company (other than standard employee confidentiality or non-disclosure agreements) or that cannot be terminated without the payment of severance or similar separation payments (except to the extent required by applicable Law);

(iv)    change in control, transaction bonus, retention bonus, stay and pay or similar agreements with any current or former (to the extent of any ongoing liability) employee or individual service provider of any Group Company;

(v)    any Contract under which it is a licensee of or is otherwise granted by a third party any rights to use any Intellectual Property (other than (x) non-exclusive licenses for Open Source Software or (y) non-exclusive end user licenses of commercially-available Software with an annual replacement cost of less than $150,000);

(vi)    any Contract under which it is a licensor or otherwise grants to a third party any rights to use any Intellectual Property, other than (A) Intellectual Property licensed to customers on a non-exclusive basis, and (B) Contracts where the primary purpose of such Contract is a Group Company’s grant of a non-exclusive license to content and programs to a customer, in each case in the ordinary course of business;

(vii)    any Contract for the development of Intellectual Property by a third party for the benefit of a Group Company (other than agreements entered into with employees on the Company’s forms);

(viii)    any Contract relating to the provision of co-location and related services to a Group Company, which services are used by such Group Company to fulfill its obligations to provide software and data hosting services to customers;

(ix)    (A) any Contract containing an agreement by a Group Company to provide any Person with access to the source code for any Company Products or (B) any Contract between a Group Company, on the one hand, and an escrow agent, on the other hand, to provide for the source code for any Company Products to be put in escrow;

(x)    any collective bargaining agreement or other Contract with any labor union, works council, or other labor organization;

(xi)    any material Contract providing for indemnification by any Group Company of any Person, except for any such Contract that is entered into in the Ordinary Course;

(xii)    any Contract evidencing Indebtedness of any Group Company in excess of $500,000;

(xiii)    any Contract under which any Group Company is lessee of or holds or operates any tangible property, including real property, owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(xiv)    any Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (except, in the cause of clauses (B) (C), any Company Subsidiary);

(xv)    any Contracts listed on Section 3.21 of the Schedules;

(xvi)    any Contract with any Material Customer or Material Supplier;

(xvii)    any Contract or group of related Contracts (other than non-continuing purchase orders) reasonably expected to result in future payments to or by any Group Company in excess of $1,000,000 per annum, except for Contracts that are terminable on less than 90 days’ notice without penalty;

(xviii)    any Contract that grants to any Person, other than a Group Company, (A) a most favored pricing provision or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xix)    any Contract entered into in the last three (3) years for the settlement of any material Action for which any Group Company has any ongoing liability or obligation;

(xx)    any Contract requiring or providing for any capital expenditure by any Group Company after September 30, 2021 in excess of $1,000,000;

(xxi)    any material interest rate, currency or other hedging Contract;

(xxii)    any Contract for (A) the divestiture of any material business, properties or assets of any Group Company or (B) the acquisition by any Group Company of any material operating business, properties or assets, whether by merger, purchase, sale of stock or assets or otherwise, in each case, which contains continuing obligations or liabilities with respect to a Group Company;

(xxiii)    any material distributor, reseller, sales representative, marketing or advertising Contract (other than non-continuing purchase orders);

(xxiv)    any Contract containing any provision pursuant to which any Group Company will be obligated to make a payment to any Person at the Closing as a direct result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement;

(xxv)    any Contract between any Group Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Company Subsidiary or, to the Knowledge of the Company, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which any Group Company has an obligation to indemnify such officer, director, Affiliate, associate or immediate family member; or

(xxvi)    any other Contract (other than non-continuing purchase orders) not of the types described above in this Section 3.12 that involves consideration paid or received by the Company in excess of $1,000,000 in the current fiscal year of the Group Companies.

(b)    The Company Material Contracts (except those that are canceled, rescinded or terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects in accordance with their respective terms with respect to the applicable Group Company, and, to the Knowledge of the Company, the other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. There does not exist under any Company Material Contract any event of material default or event or condition that constitutes a material violation, breach or event of default thereunder on the part of the Company, in each case, that is material to the Group Companies, taken as a whole. None of the Group Companies has given notice of its intent to terminate, materially modify, materially amend or otherwise materially alter the terms and conditions of any Company Material Contract or has received any such written notice from any other party thereto, in each case other than in connection with the scheduled end or termination or other non-breach related expiration of such Contract.

Section 3.13    Tax Returns; Taxes. Except as otherwise disclosed on Section 3.13 of the Schedules:

(a)    all income and other material Tax Returns of the Group Companies required to have been filed with any Governmental Entity in accordance with any applicable Law have been duly and timely filed (taking into account extensions of time for filing) and are correct and complete in all material respects;

(b)    all income and other material Taxes due and owing by any of the Group Companies have been paid in full;

(c)    there are not currently any extensions of time in effect with respect to the dates on which any Tax Returns of the Group Companies were or are due to be filed;

(d)    no claims for additional unpaid Taxes have been asserted in writing within the last three (3) years and no proposals or deficiencies for any Taxes of the Group Companies are currently being asserted, proposed or, to the Knowledge of the Company, threatened, and no audit or investigation of any Tax Return of the Group Companies is currently underway, pending or, to the Knowledge of the Company, threatened;

(e)    the Group Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party;

(f)    there are no outstanding waivers or agreements by or on behalf of the Group Companies for the extension of time for the assessment of any Taxes or any deficiency thereof and none of the Company or the Company Subsidiaries has waived any statute of limitations in respect of Taxes;

(g)    there are no Liens for Taxes against any asset of the Group Companies (other than Permitted Liens);

(h)    the Company is not a party to any Tax allocation or sharing agreement under which the Group Companies will have any liability for Taxes after the Closing (excluding (x) customary commercial agreements the primary subject of which is not Taxes and (y) any agreements that are solely among Group Companies);

(i)    no Group Company has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company); or has any material liability for the Taxes of any Person (other than a Person that is a member of a group of which a Group Company is the common parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by contract (excluding customary commercial agreements the primary subject of which is not Taxes);

(j)    no Group Company is or has been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2);

(k)    no written claim has ever been made by an Governmental Entity in a jurisdiction where the Group Companies do not file Tax Returns that any Group Company may be subject to taxation by that jurisdiction and which claim has not been resolved;

(l)    the Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(m)    each Group Company is, and has been at all times since October 1, 2018, treated as a corporation for United States federal income Tax purposes;

(n)    no Group Company will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax law) or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law), in each case, entered into or created on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date, other than amounts reflected on the Financial Statements and amounts accrued in the Ordinary Course since then; (vi) election described in Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law);

(o)    During the two (2)-year period ending on the date of this Agreement, none of the Company or any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 of the Code;

(p)    None of the Group Companies have had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of such Group Company’s formation; and

(q)    No Group Company has taken, or agreed to take, any action, or has knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(r)    The unpaid Taxes of the Company did not, as of September 30, 2021, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto). Since September 30, 2021, the Company has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

Section 3.14    Environmental Matters.

(a)    Each Group Company is and has for the past three (3) years been in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining and complying in all material respects with all material Environmental Permits required for the occupation of its facilities and the operation of its business.

(b)    No Group Company has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, or released any Hazardous Substance, or (ii) owned or operated any facility or property which is or has been contaminated by any Hazardous Substance by any Group Company, in each case so as to give rise to material liability of the Group Companies pursuant to any Environmental Laws.

(c)    None of the Group Companies has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material obligation or material liability of any other Person relating to any Hazardous Substance and/or arising under Environmental Laws.

(d)    No Group Company has received written notice from any Governmental Entity or any Person that such Group Company is subject to any material pending Action, Order or actual or alleged liability (i) based upon any Environmental Law, including arising out of any act or omission of any Group Company or any of their respective employees, agents or Representatives, or (ii) relating to any Release of Hazardous Substance, including claims arising out of the ownership, use, control or operation by any Group Company of any facility, site, area or property from which there was a Release of any Hazardous Substance.

Section 3.15    Licenses and Permits. To the Knowledge of the Company, the Group Companies own or possess all material Licenses that are necessary to enable them to carry on their respective operations as presently conducted.

Section 3.16    Company Benefit Plans.

(a)    Section 3.16(a) of the Schedules contains a true, correct and complete list of each material Company Benefit Plan. With respect to each such Company Benefit Plan, the Company has provided Parent true, correct and complete copies of the following documents, to the extent applicable: (i) the current plan document and any related trust documents, and amendments thereto; (ii) the three most recent annual returns (Forms 5500 and schedules thereto) and the most recent actuarial report, if any; (iii) the most recent IRS determination, opinion or advisory letter; (iv) the most recent summary plan description and any material modifications thereto; (v) any related insurance contracts or funding arrangements; and (vi) all material non-routine correspondence with any Governmental Entity relating to a Company Benefit Plan dated within the past three (3) years.

(b)    Except as set forth on Section 3.16(b) of the Schedules:

(i)    No Company Benefit Plan is, and no Group Company contributes to, or is required to contribute to or has any liability with respect to a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), a “multiple employer plan” described in Section 413(c) of the Code, or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), and no Group Company has any current or contingent obligation or liability in connection with any such “multiemployer plan” or “multiple employer plan,” including by reason of at any time being considered a single employer under Section 414 of the Code with any other Person;

(ii)    No Company Benefit Plan is, and no Group Company (including any ERISA Affiliate) contributes to, is required to contribute to or has any actual or contingent liability or obligations under or with respect to a plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code;

(iii)    Each Company Benefit Plan and related trust has been established, funded, maintained, operated and administered in all material respects in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code), and all contributions, premiums, reimbursements, distributions or payments required to be made with respect to any Company Benefit Plan for all periods ending prior to or as of the date hereof have been timely made, or, to the extent not yet due, have been made, paid, or properly accrued to the extent required under GAAP;

(iv)    No liability, claim, Action, audit, investigation or litigation is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan (other than routine claims for benefits payable in the Ordinary Course and appeals of denied such claims);

(v)    Each Company Benefit Plan that is or was intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”), or may rely upon a favorable opinion letter from the IRS for a master or prototype plan, and, to the Knowledge of the Company, no event has occurred and no condition exists which would reasonably be expected to adversely affect the qualification of such Company Benefit Plan;

(vi)    No Group Company has incurred nor have any events occurred that would reasonably be expected to result in the imposition of any penalty or Tax under Sections 4980D, 4980H, 6721 or 6722 of the Code with respect to any Company Benefit Plan or any failure by the Company to comply with all applicable requirements under the Patient Protection and Affordable Care Act, and no

Company Benefit Plan provides for post-employment or post-termination medical, health, or life insurance or any other welfare-type benefits to any current or former employee, officer or director of any Group Company, except as required by COBRA for which the covered person pays the cost of coverage as required under COBRA or as otherwise mandated by applicable Law;

(vii)    No Group Company has filed an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Company Benefit Plan in the last three (3) years or otherwise with respect to which current or contingent liability to a Group Company remains.

(c)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) could result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(d)    Except as set forth on Section 3.16(d) of the Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event), other than any arrangement or agreement entered into with Parent in connection with this Agreement, will, directly or indirectly, (A) result in any payment (whether in cash, property or the vesting of property), benefit or other right becoming due to any employee, officer, director or independent contractor (current or former) of the Group Companies, (B) increase any compensation or benefits otherwise payable under any Company Benefit Plan or otherwise, (C) result in the acceleration of the time of payment, funding or vesting of any such compensation, benefits, or other rights under any such Company Benefit Plan or otherwise, or (D) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan.

(e)    No Group Company has an obligation to gross-up or reimburse of any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(f)    Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable IRS guidance thereunder.

Section 3.17    Labor Relationships.

(a)    None of the Group Companies’ employees are represented by a union, works council, or other labor organization or employee representative body, nor are any of the Group Companies party to or bound by any collective bargaining agreement, works council agreement or other Contract or bargaining relationship with any union, works council, or other labor organization or employee representative body. To the Knowledge of the Company, there are no, and within the past three (3) years have been no, pending or threatened union organizing or decertification activities relating to employees of any of the Group Companies.

(b)    There are no, and for the past three (3) years there have not been any pending, or to the Knowledge of the Company, threatened, walk outs, strikes, handbilling, picketing, lockouts, work stoppages, unfair labor practice charges, material grievances, labor arbitrations, or other material labor disputes against or affecting any Group Company.

(c)    Each Group Company is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws related to labor, employment, and employment practices including those related to terms and conditions of employment, wages, hours, worker classification (including the classification of independent contractors and exempt and non-exempt employees), health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action, unemployment insurance, and collective bargaining.

(d)    Except as would not result in material liability for the Group Companies, within the past three (3) years (i) the Group Companies have paid all wages, salaries, wage premiums, commissions, bonuses, fees or other compensation which has or have come due and payable to its current and former employees and independent contractors under applicable Law, Contract or policy, and (ii) each individual who has provided services to the Group Companies within the past three (3) years and who is or was classified and treated as an independent contractor is and has been properly classified and treated as such for all applicable purposes.

(e)    To the Knowledge of the Company, no Person is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) to the Group Companies or (ii) with respect to any Person who is a current employee of independent contractor of the Group Companies, to any third party with respect to such Person’s right to be employed or engaged by the Group Companies or to the knowledge or use of trade secrets or proprietary information.

(f)    To the Knowledge of the Company, no executive, officer or key employee of the Group Companies intends to terminate his or her employment prior to or within the twelve (12) month period following the Closing.

(g)    The Group Companies have reasonably investigated all employment discrimination, sexual harassment, and retaliation allegations within the past three (3) years. The Group Companies do not reasonably expect to incur any material Losses with respect to any such allegations. To the Knowledge of the Company, there are no such allegations relating to executive officers or directors of the Group Companies that, if known to the public, would bring the Group Companies into material disrepute.

(h)    None of the Group Companies have engaged in any “mass layoff” or “plant closing” (in each case, as defined in the WARN Act) since March 1, 2020 that would violate or in any way implicate the WARN Act. The Group Companies are, and during the past three (3) years the Company have been, in compliance in all material respects with the WARN Act.

Section 3.18    International Trade & Anti-Corruption Matters.

(a)    None of the Group Companies, nor any of their respective officers, directors, or employees, nor to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Group Companies: (x) is currently, or has been in the last five (5) years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in violation, in any material respect, of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”); or (y) has at any time (i) made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws, or (ii) otherwise violated applicable Anti-Corruption Laws. The Group Companies have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials.

(b)    During the five (5) years prior to the date hereof, none of the Group Companies have, in connection with or relating to the business of the Group Companies, received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

(c)    None of the Group Companies has imported merchandise into the United States that has been or is covered by an anti-dumping duty order or countervailing duty order or is subject to or otherwise covered by any pending anti-dumping or countervailing duty investigation by agencies of the United States government.

Section 3.19    Certain Fees. No Parent Party or Group Company shall be obligated to pay or bear any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Group Companies or any of their respective Affiliates.

Section 3.20    Insurance Policies. All material insurance policies carried by or for the benefit of the Group Companies provide coverage sufficient for a business of the size and type operated by the Group Companies. All such insurance policies are in full force and effect, all premiums with respect thereto covering all period up to the Closing on the Closing Date will have been paid, shall otherwise be maintained by the applicable Group Company in full force and effect in all material respects as they apply to any matter, action or event relating to the Group Companies occurring through the Closing Date, and no notice of cancellation, termination, reduction in coverage or disallowance of any claim has been received by any Group Company with respect to any such policy. There is no pending material claim by any Group Company against any insurance carrier under any such insurance policy for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice). The Company has made available to Parent true and correct copies of all such policies.

Section 3.21    Affiliate Transactions. Except for employment relationships and compensation, benefits, travel advances and employee loans in the Ordinary Course as disclosed on Section 3.21(i) of the Schedules, there are, and for the past three (3) years there have been, no transactions or Contracts between any Group Company, on the one hand, and any director, officer, stockholder, warrant holder or Affiliate of any of the foregoing persons on the other (except any transactions or Contracts that are not material to the applicable Group Company). Section 3.21(ii) of the Schedules sets forth all Contracts between the Company or any of its Subsidiaries, on the one hand, and any director, officer, or employee of the Company or any Person directly or indirectly owning 5% or more of the outstanding shares of Company Stock or any of their respective Affiliates, on the other hand. Except as set forth on Section 3.21(iii) of the Schedules, none of the Group Companies or their respective Affiliates, directors, officers or employees possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person (other than the Company) which is a Material Customer, Material Supplier or material competitor of the Group Companies.

Section 3.22    Information Supplied. None of the information supplied or to be supplied by the Group Companies for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed or at the time of the Parent Common Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Group Companies or that are included in the Proxy Statement). Notwithstanding the foregoing, the Group Companies make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the Parent Parties for inclusion or incorporation by reference in the Proxy Statement or any Parent Reports, or (b) any projections or forecasts included in the Proxy Statement.

Section 3.23    Customers, and Suppliers.Section 3.23 of the Schedules sets forth a list of the Group Companies’ (a) top five (5) customers, based on amounts paid for goods or services for the Company’s fiscal year ending December 31, 2020, and for the trailing nine (9) month period ending September 30, 2021, showing the approximate total sales by the Group Companies to each such material customer (each such customer, a “Material Customer”) and (b) (i) the top five (5) suppliers and vendors of goods and services to the Group Companies based on amounts paid for goods or services for Company’s fiscal year ending December 31, 2020, and for the trailing nine (9) month period ending September 30, 2021, and the approximate total purchases by the Group Companies from each such material supplier, during each such period, (ii) any sole source supplier of any good or services of the Group Companies, other than any sole source supplier providing goods or services for which the Group Companies can readily obtain a replacement supplier without a material increase in the cost of supply and (iii) any manufacturer of any goods of the Group Companies, other than any manufacturer manufacturing or producing goods for which the Group Companies can readily obtain a replacement manufacturer without a material increase in the cost of supply (each such supplier listed in the foregoing (i)-(iii), a “Material Supplier”). No such Material Customer or Material Supplier listed on Section 3.23 of the Schedules, has (a) terminated its relationship with any of the Group Companies, (b) as of the date hereof, to the Knowledge of the Company, materially reduced its business with any of the Group Companies or materially and adversely modified its relationship with any of the Group Companies, (c) as of the date hereof, to the Knowledge of the Company, notified any of the Group Companies of its intention to take any such action and, to the Knowledge of the Company, no such Material Customer or Material Supplier is contemplating such action, or (d) to the Knowledge of the Company, become insolvent or subject to bankruptcy proceedings.

Section 3.24    Compliance with Laws. Each Group Company is, and has been for the past three (3) years, in compliance in all material respects with all Laws, Orders and, during the period of their application, COVID-19 Measures, which are, in each case, applicable to their respective businesses, operations, assets and properties, except for noncompliance which would not reasonably be expected to be material to the Group Companies, taken as a whole. The Company has not received any notice of, or been charged with, any material violation of any such Laws, Orders or COVID-19 Measures.

Section 3.25    PPP Loan. The PPP Loan was obtained by the Company in accordance, in all material respects, with all applicable Laws and all applicable eligibility requirements under the Paycheck Protection Program, in each case as existing as of the time of the Company’s final application for the PPP Loan. The Company has not received a notice from any Governmental Authority asserting or threatening that any portion of the PPP Loan is not or may not be eligible for forgiveness or that the PPP Loan does not comply with applicable Laws and requirements. The Company has used the proceeds of the PPP Loan solely for the purposes permitted by the CARES Act, has spent all proceeds prior to the Closing Date, and has complied in all material respects with all requirements of the CARES Act and Payroll Protection Program in connection therewith. Schedule 3.25 of the Schedules sets forth (i) the original amount of the PPP Loan received by the Company, (ii) the proceeds of the PPP Loan used by the Company as of the date hereof, including a description of the use of such proceeds, (iii) the outstanding amount of the PPP Loan as of the date hereof, and (iv) and the portion (if any) of the PPP Loan that has been forgiven as of the date hereof.

Section 3.26    No Additional Representations or Warranties. Except as provided in this Article III (as modified by the Schedules) or the Ancillary Agreements to which it is a Party, none of the Group Companies, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Parent Parties and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Parent Parties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure schedules delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), or except as set forth in any Parent Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), and subject to the terms, conditions and limitations set forth in this Agreement, the Parent Parties hereby jointly and severally represent and warrant to the Company, as of the date of this Agreement and the Closing Date, as follows:

Section 4.1    Organization. Each of the Parent Parties is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of the Parent Parties has all requisite corporate power and authority to own, lease and operate its properties and to carry on in all material respects its business as now being conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which such Parent Party is a party. Each of the Parent Parties is duly qualified, licensed or registered as a foreign entity to transact business, and is in good standing, under the Laws of each jurisdiction where the character of its properties or assets owned, leased or operated by it, its activities, or the location of the properties or assets owned, leased or operated by it requires such qualification, licensing or registration, except where the failure of such qualification, licensing or registration would not reasonably be expected to have a Material Adverse Effect. Except for Merger Sub, Parent has no Subsidiaries. Except as set forth in the preceding sentence, neither Parent nor Merger Sub owns, directly or indirectly, any interest or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Except as provided hereby, no Parent Party is party to any contract that obligates any Parent Party to invest money in, loan money to or make any capital contribution to any other Person.

Section 4.2    Authorization. Each of the Parent Parties has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Merger, to the receipt of the requisite approval of the Transaction Proposals by the Parent Stockholders. The affirmative vote of the holders of a majority of the shares of Parent Common Stock and Parent Class B Stock, voting together as a single class, that are voted at the Parent Common Stockholders Meeting, is the only vote of the holders of Parent’s capital stock required to approve the Transaction Proposals, assuming a quorum is present (the “Parent Stockholder Approval”). Parent Stockholder Approval of the Transaction Proposals are the only votes of any class or series of Parent’s capital stock necessary to adopt this Agreement and any Ancillary Agreement and to approve the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. This Agreement has been, and the Ancillary Agreements to which any of the Parent Parties are or will be a party as of the Closing Date shall be, duly authorized, executed and delivered by each of the Parent Parties, as applicable, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes the legal, valid and binding obligations of each of the Parent Parties, as applicable, enforceable against each of the Parent Parties, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3    Capitalization.

(a)    Section 4.3(a) of the Parent Disclosure Schedule sets forth the number and holder of all of the issued and outstanding capital stock of Merger Sub as of the date hereof. Parent is the sole record and beneficial owner of all of the issued and outstanding equity securities of Merger Sub, free and clear of all Liens. All of the issued and outstanding equity securities of the Parent Parties have been duly authorized and validly issued, and are fully paid and non-assessable. No Person other than Parent has any rights with respect to such equity securities of Parent, and no Person other than Parent has any rights with respect to such equity securities of Merger Sub, and no such rights arise by virtue of or in connection with the transactions contemplated by this Agreement.

(b)    The authorized capital stock of Parent consists only of 111,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of Parent Common Stock, (ii) 10,000,000 shares of Parent Class B Stock and (iii) 1,000,000 shares of preferred stock. As of the date hereof, the issued and outstanding capital stock of Parent consists of 28,509,835 shares of capital stock, consisting of (A) 22,807,868 shares of Parent Common Stock, (B) 5,701,967 shares of Parent Class B Stock and (C) no shares of preferred stock. All of the shares of Parent Common Stock issuable pursuant to this Agreement at the Effective Time will be, when so issued, (1) duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (2) issued pursuant to an effective registration statement filed under the Securities Act, or an appropriate exemption therefrom, and in accordance therewith, and (3) registered under the Exchange Act. Except pursuant to this Agreement and the Parent Warrants, there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity based compensation award or similar rights with respect to Parent and no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the Parent Common Stock, Parent Class B Stock or Parent preferred stock, or obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Parent Common Stock, Parent Class B Stock, Parent preferred stock or any other interest in Parent, including any security convertible or exercisable into Parent Common Stock, Parent Class B Stock or Parent preferred stock. There are no Contracts to which Parent is a party which require Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock, Parent Class B Stock, Parent preferred stock or any other interest in Parent. Each share of Parent Common Stock that has been sold has been sold pursuant to an effective registration statement filed under the Securities Act, or an appropriate exemption therefrom, and in accordance therewith. All shares of Parent Common Stock are registered under the Exchange Act. None of the issued and outstanding shares of Parent Common Stock or Parent Class B Stock were issued in violation of any preemptive rights, Laws or Orders. Except as set forth on Section 4.3(b) of the Parent Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Parent Common Stock or any other interests in Parent.

(c)    Parent has issued 21,386,688 warrants (the “Parent Warrants”), each such Parent Warrant entitling the holder thereof to purchase one (1) share of Parent Common Stock on the terms and conditions set forth in the applicable warrant Contract.

(d)    Each holder of any of the shares of Parent Class B Stock initially issued to SWAG Sponsor in connection with Parent’s initial public offering (i) is obligated to vote all such shares of Parent Class B Stock in favor of approving the transactions contemplated hereby, and (ii) is not entitled to redeem any of such shares of Parent Class B Stock pursuant to the Organizational Documents of Parent.

Section 4.4    Consents and Approvals; No Violations. Subject to the receipt of the Parent Stockholder Approval of the Transaction Proposals, the filing of the Certificate of Merger, the filing of any Parent Report, the filing of the Proxy Statement, and the applicable requirements of the HSR Act, and assuming the truth and accuracy of the Company’s representations and warranties contained in Section 3.5 and the representations and warranties of the Company contained in any Ancillary Agreement, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the Transactions will (A) conflict with or result in any material breach of any provision of the Organizational Documents of any Parent Party, (B) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, (C) result in a material violation of or material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which any Parent Party is a party or by which any Parent Party or any of their respective assets may be bound, (D) result in the creation of any Lien upon any of the properties or assets of any Parent Party (other than Permitted Liens), or (E) violate in any material respect any Law or Order applicable to any Parent Party, except for violations or defaults which would not reasonably be expected to be material to the Parent Parties, taken as a whole.

Section 4.5    Financial Statements.

(a)    The financial statements and notes contained or incorporated by reference in the Parent Reports fairly present, in all material respects, (a) the financial condition of Parent as at the respective dates of, and for the periods referred to in, such financial statements, in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Regulation S-X of the SEC), and (b) the consolidated financial position, results of operations, income and cash flows of Parent as at the respective dates of, and for the periods referred to in, such financial statements, except as otherwise noted therein. Parent has no material off-balance sheet arrangements that are not disclosed in the Parent Reports.

(b)    Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, since December 31, 2020, (i) Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP and (ii) Parent has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and principal financial officer by others within Parent, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared

Section 4.6    Reserved.

Section 4.7    Business Activities; No Undisclosed Liabilities.

(a)    Since its respective date of incorporation, neither Parent nor Merger Sub has carried on any business or conducted any operations other than: (i) directed towards the accomplishment of a Business Combination and (ii) the execution of this Agreement and the other Ancillary Agreements to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto. Other than under this Agreement or the Ancillary Agreements or pursuant to the performance of its obligations thereunder, neither Parent nor Merger Sub has any liabilities.

(b)    Except as set forth in the consolidated balance sheet of Parent included in the Prospectus for the period from January 5, 2021 (inception) through January 22, 2021, no Parent Party has any liabilities or obligations of the type required to be disclosed in a consolidated balance sheet of the Parent Party in accordance with GAAP, except for liabilities and obligations (a) incurred since January 22, 2021 in the Ordinary Course, (b) incurred since January 22, 2021 pursuant to or in connection with this Agreement or the transactions contemplated hereby, (c) disclosed in any Parent filings with the SEC, or (d) disclosed in this Agreement (or its schedules).

Section 4.8    Absence of Certain Changes. Except as set forth on Section 4.8 of the Parent Disclosure Schedule and as set forth in any Parent filings with the SEC, since Parent’s incorporation:

(a)    Parent has conducted its business in all material respects in the Ordinary Course;

(b)    there has been no Material Adverse Effect; and

(c)    Parent has not taken any action or omitted to take an action, which, if taken or omitted to be taken after the date of this Agreement, would require the consent of Company in accordance with Section 5.2.

Section 4.9    Litigation.

(a)    Except as set forth on Section 4.9 of the Parent Disclosure Schedule, there are no Actions or Orders (including those brought or threatened by or before any Governmental Entity) pending or, to the knowledge of Parent, threatened against or otherwise relating to any Parent Party or any of their respective properties at Law or in equity, including Actions or Orders that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement, but excluding, in each case, Actions or Orders that would not reasonably be expected to be material to the Parent Parties, taken as a whole.

(b)    Parent has not filed any material suit, litigation, arbitration, claim or action against any other Person since its formation.

Section 4.10    Parent Material Contracts.

(a)    Section 4.10(a) of the Parent Disclosure Schedules sets forth a true, correct and complete list of the Parent Material Contracts.

(b)    The Parent Material Contracts (except those that are canceled, rescinded or terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects in accordance with their respective terms with respect to Parent and, to the knowledge of Parent, the other party thereto, assuming the due authorization, execution and delivery by such other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. To the knowledge of Parent, there does not exist under any Parent Material Contract any event of material default or event or condition that constitutes a material violation, breach or event of default thereunder on the part of Parent, in each case that would reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.11    Tax Returns; Taxes. Except as otherwise disclosed on Section 4.11 of the Parent Disclosure Schedule:

(a)    all income and other material Tax Returns of Parent required to have been filed with any Governmental Entity in accordance with any applicable Law have been duly and timely filed (taking into account extensions of time for filing) and are correct and complete in all material respects;

(b)    all income and other material Taxes due and owing by Parent have been paid in full;

(c)    there are not currently any extensions of time in effect with respect to the dates on which any Tax Return of Parent were or are due to be filed;

(d)    no claims for additional unpaid Taxes have been asserted in writing within the last three (3) years and no proposals or deficiencies for any Taxes of Parent are being asserted, proposed or, to the knowledge of Parent, threatened, and no audit or investigation of any Tax Return of Parent is currently underway, pending or, to the knowledge of Parent, threatened;

(e)    Parent has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party;

(f)    there are no outstanding waivers or agreements by or on behalf of Parent for the extension of time for the assessment of any Taxes or any deficiency thereof and Parent has not waived any statute of limitations in respect of Taxes;

(g)    there are no Liens for Taxes against any asset of Parent (other than Permitted Liens);

(h)    Parent is not a party to any Tax allocation or sharing agreement under which Parent will have any liability for Taxes after the Closing (excluding customary commercial agreements the primary subject of which is not Taxes);

(i)    Parent has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was Parent) and does not have any material liability for the Taxes of any Person (other than any subsidiary of any group the common parent of which was Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by contract (excluding customary commercial agreements the primary subject of which is not Taxes);

(j)    Parent is not and has not been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2);

(k)    no written claim has ever been made by an Governmental Entity in a jurisdiction where Parent does not file Tax Returns that Parent may be subject to taxation by that jurisdiction and which claim has not been resolved;

(l)    Parent is, and has been at all times since formation, treated as a corporation for United States federal income Tax purposes;

(m)    Parent will not be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax law) or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law), in each case, entered into or created on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date, other than amounts reflected on the financial statements of Parent and amounts accrued in the Ordinary Course since then; (vi) election described in Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law);

(n)    During the two (2)-year period ending on the date of this Agreement, Parent has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 of the Code;

(o)    Parent has not had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation; and

(p)     Parent has not taken, or agreed to take, any action, or has knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.12    Compliance with Laws. Each Parent Party is, and has been since their respective date of incorporation, in compliance in all material respects with all Laws which are applicable to their respective businesses, operations, assets and properties, except for noncompliance which would not reasonably be expected to be material to the Parent Parties taken as a whole. No Parent Party has received any written notice of, or been charged with, the material violation of any such Laws.

Section 4.13    Certain Fees. Except as set forth on Section 4.13 of the Parent Disclosure Schedule, no Group Company or any Equityholder shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of any of the Parent Parties or any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Parent Parties or any of their respective Affiliates.

Section 4.14    Organization of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the other transactions contemplated by this Agreement.

Section 4.15    SEC Filings; NASDAQ; Investment Company Act.

(a)    Parent has filed with or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since August 2, 2021.

(b)    As of its filing date (and as of the date of any amendment), each Parent Report complied, and each Parent Report filed between the date hereof and the Closing will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be.

(c)    As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), except as may have been revised, corrected or superseded by any subsequent filing prior to the date hereof, the Parent Reports were, and any Parent Reports filed subsequent to the date hereof will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be. The Parent Reports did not, and as relates to any Parent Reports filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)    Except as may have been corrected by any subsequent filing prior to the date hereof, each Parent Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    The issued and outstanding shares of Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “SWAG.” The Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “SWAGW.” The Parent units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “SWAGU.” Since August 2, 2021, Parent has complied in all material respects with the material applicable listing and corporate governance rules and regulations of NASDAQ, including the requirements for continued listing of the Parent Common Stock on NASDAQ, and there are no actions, suits or proceedings pending or, to the knowledge of Parent, threatened or contemplated, and Parent has not received any notice from NASDAQ or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Parent Common Stock from NASDAQ or the SEC.

(f)    Parent maintains disclosure controls and procedures (as defined by Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports and documents that it files under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(g)    Parent is in compliance in all material respects with the provisions of Sarbanes-Oxley Act and the provisions of the Exchange Act and the Securities Act relating thereto, which under the terms of such provisions and applicable SEC guidance (including the dates by which such compliance is required) have become applicable to Parent.

(h)    Parent is not, and following the Closing will continue not to be, an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Parent constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 4.16    Information Supplied. None of the information supplied or to be supplied by any Parent Party for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed or at the time of the Parent Common Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that are included in the Proxy Statement). Notwithstanding the foregoing, no Parent Party makes any representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by, or on behalf of, the Group Companies for inclusion or incorporation by reference in the Proxy Statement, or (b) any projections or forecasts included in the Proxy Statement.

Section 4.17    Board Approval; Stockholder Vote. The board of directors of each Parent Party (including any required committee or subgroup of the board of directors of such Parent Party) has, as of the date of this Agreement, unanimously (a) approved and declared the advisability of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, and (b) determined that the consummation of the transactions contemplated hereby and thereby are in the best interests of such Parent Party and the stockholders of such Parent Party. Other than the approval of the Transaction Proposals by the Parent Stockholders, no other corporate proceedings on the part of any Parent Party are necessary to approve the consummation of the transactions contemplated hereby.

Section 4.18    Trust Account.

(a)    As of the date hereof, Parent has $231,507,665.62 (the “Trust Amount”) in the account established by Parent for the benefit of its public stockholders (the “Trust Account”), with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of July 28, 2021, by and between Parent and the Trustee (the “Trust Agreement”). Other than pursuant to the Trust Agreement, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

(b)    The Trust Agreement has not been amended or modified, is valid and in full force and effect and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. There are no separate contracts, side letters or other understandings (whether written or unwritten, express or implied) (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent Reports to be inaccurate in any material respect, or (ii) to Parent’s knowledge, that would entitle any Person (other than stockholders of Parent holding Parent Common Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Common Stock pursuant to Parent’s Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay income and franchise taxes from any interest income earned in the Trust Account, (B) to pay working capital related costs, and (C) to redeem Parent Common Stock in accordance with the provisions of Parent’s Organizational Documents. There are no Actions pending or, to Parent’s knowledge, threatened with respect to the Trust Account.

(c)    As of the date hereof, assuming the accuracy of the representations and warranties of the Group Companies contained herein and the compliance by the Company with its obligations hereunder, neither Parent nor Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent and Merger Sub on the Closing Date.

Section 4.19    Affiliate Transactions. Except as set forth on Section 4.19 of the Parent Disclosure Schedules and the Parent Reports, there are no material transactions, agreements, arrangements or understandings between any Parent Party, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of such Parent Party.

Section 4.20    Independent Investigation; No Reliance. The Parent Parties have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Group Companies, which investigation, review and analysis was conducted by the Parent Parties and their respective Affiliates and, to the extent the Parent Parties deemed appropriate, by the Representatives of the Parent Parties. Each Parent Party acknowledges that it and its Representatives have been provided access to the personnel, properties, premises and records of the Group Companies for such purpose. In entering into this Agreement, each Parent Party acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Group Companies or any of the Group Companies’ Representatives (except the specific representations and warranties of the Company expressly set forth in Article III of this Agreement), and each Parent Party acknowledges and agrees, to the fullest extent permitted by Law, that: (a) no Group Company or any of its directors, officers, equityholders, members, employees, Affiliates, controlling Persons, agents, advisors or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of (i) any of the information set forth the due diligence materials, or (ii) the pro-forma financial information, projections or other forward-looking statements of the Company or any of the Company Subsidiaries, in each case in expectation or furtherance of the transactions contemplated by this Agreement; and (b) no Group Company nor any of its directors, officers, employees, equityholders, members, Affiliates, controlling Persons, agents, advisors, Representatives or any other Person shall have any liability or responsibility whatsoever to any of the Parent Parties or their respective directors, officers, employees, Affiliates, controlling Persons, agents or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (including set forth in management summaries relating to the Company provided to the Parent Parties, in materials furnished in the Company’s data site (virtual or otherwise), in presentations by the Company’s management or otherwise), to any of the Parent Parties or their respective directors, officers, employees, Affiliates, controlling Persons, advisors, agents or Representatives (or any omissions therefrom), unless, in each case, to the extent any such information is also subject to disclosure under this Agreement or the Schedules.

Section 4.21    Employees and Employee Benefits.

(a)    No Parent Party or any subsidiary has ever employed any employees and no individuals provide, nor have any individuals ever provided, services to any Parent Party as an employee, consultant or independent contractor.

(b)    No Parent Party has or could reasonably be expected to have any liability or obligation of any kind under ERISA, including by reason of at any time being considered a single employer under Section 414 of the Code or under ERISA with any other Person or by reason of at any time being considered a member of an affiliated service group with any other Person under Section 414(m) of the Code.

Section 4.22    Valid Issuance. The shares of Parent Common Stock issuable as Merger Consideration, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable and will be issued free and clear of any Liens (other than such Liens as created by Parent’s Organizational Documents or applicable securities Laws) or any preemptive rights.

Section 4.23    Takeover Statutes and Charter Provisions. Each of the board of directors of Parent and Merger Sub has taken all action necessary so that the restrictions on a “business combination” (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the Merger. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover Law or similar domestic or foreign Law applies with respect to Parent or Merger Sub in connection with this Agreement or the Merger. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which Parent or Merger Sub is subject, party or otherwise bound.

Section 4.24    No Additional Representations or Warranties. Except as provided in and this Article IV (as modified by the Parent Disclosure Schedules), none of the Parent Parties, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Group Companies and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Group Companies.

ARTICLE V

COVENANTS

Section 5.1    Interim Operations of the Company. The Company agrees that, during the period from the date of this Agreement to the earlier of (x) termination of this Agreement in accordance with Section 8.1, and (y) Closing, except as (i) otherwise contemplated by this Agreement or any Ancillary Agreement, (ii) required by applicable Law (including COVID-19 Measures), (iii) described in Section 5.1 of the Schedules or (iv) consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)    the Company shall, and shall cause each Company Subsidiary to, conduct its business in the Ordinary Course in all material respects and, to the extent consistent with the foregoing, use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its officers and key employees and (iii) maintain existing relationships with its Material Customers, Material Suppliers and other material business relationships with it; and

(b)    the Company shall not, and shall cause each Company Subsidiary not to, effect any of the following:

(i)    make any change in or amendment to its Organizational Documents (other than to effectuate the A&R Charter and the A&R Bylaws);

(ii)    issue or sell, or authorize to issue or sell, any membership interests, shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its membership interests, capital stock or any other ownership interests, as applicable (for the avoidance of doubt, this Section 5.1(b)(ii) shall not prevent (a) a Company Optionholder from otherwise exercising any or all vested Company Options held by such Company Optionholder in accordance with the applicable award agreement), (b) the granting of Company Options to employees, officers or directors in the Ordinary Course or (c) a Company Warrantholder from otherwise exercising any or all Company Warrants held by such Company Warrantholder in accordance with the applicable warrant agreement;

(iii)     split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other ownership interests, as applicable;

(iv)    sell, lease, license, permit to lapse, transfer, abandon or otherwise dispose of any of its properties or assets (including any Company Owned Intellectual Property) that are material to its business, other than (A) pursuant to Contracts to which the Company or any of its Subsidiaries are a party that are in effect as of the date of this Agreement, (B) non-exclusive licenses of Company Owned Intellectual Property granted in the ordinary course, (C) sales or other dispositions in the ordinary course of business consistent with past practice and (D) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $2,500,000 in the aggregate;

(v)    amend in any adverse respect or terminate any Company Material Contract or Lease;

(vi)    (A) incur any Indebtedness in excess of $2,500,000, other than short-term Indebtedness or letters of credit incurred in the Ordinary Course or borrowings under existing credit facilities, or (B) make any loans or advances to any other Person;

(vii)    Except as required under the terms of any Company Benefit Plan set forth on Section 3.16(a) of the Schedules or any Company Material Contract set forth on Section 3.12(a)(iii) of the Schedules, in each case, in effect as of the date hereof (A) grant to any employee, officer, director or independent contractor of the Group Companies any increase in compensation or benefits, except Ordinary Course annual or merit increases, (B) adopt or establish any new compensation or benefit plans or arrangements, or amend or terminate, or agree to amend or terminate, any existing Company Benefit Plans (other than amendments to group welfare plans made in the Ordinary Course in conjunction with annual renewals or group welfare benefits), (C) accelerate the time of payment, vesting or funding of any compensation or benefits under any Company Benefit Plan (including any plan or arrangement that would be a Company Benefit Plan if it was in effect on the date hereof), (D) terminate (other than for cause), furlough or temporarily lay off the employment or service of any employee or independent contractor whose total annual base compensation exceeds $300,000, (E) hire any or engage employee or independent contractor whose total annual base compensation exceeds $300,000; or (F) enter into any new employment agreement with any employee having an annual base salary in excess of $300,000 (other than (x) pursuant to Section 5.17 of this Agreement and (y) agreements that can be terminated upon notice without cost, penalty or severance payment);

(viii)     (a) make, change or rescind any material Tax election, (b) settle or compromise any claim, notice, audit report or assessment in respect of any material Taxes, (c) file any amended material Tax Return or claim for a material Tax refund, (d) surrender any right to claim a refund of material Taxes, (e) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or closing agreement related to any Tax (excluding any agreement entered into the Ordinary Course and not primarily related to Taxes), (f) fail to pay any income or other material Tax that becomes due and owing, other than Taxes being contested in good faith through appropriate proceedings, and for which adequate reserves have been established in accordance with GAAP, (g) request any Tax ruling from a competent authority or, (h) except in the Ordinary Course, consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(ix)    cancel or forgive any Indebtedness in excess of $250,000 owed to the Company;

(x)    except as may be required by Law or GAAP, make any material change in the financial or Tax accounting methods, principles or practices of the Company (or change an annual accounting period);

(xi)    unless required by applicable Law, (i) modify, extend terminate, negotiate, or enter into any collective bargaining agreement, works council agreement or any other Contract with any labor union, works council, or other labor organization, or (ii) recognize or certify any labor union, labor organization, works council, or other labor organization, or group of employees, as the bargaining representative for any employees of the Group Companies;

(xii)    implement or announce any “mass layoffs”, “plant closings,” reductions in force, or other actions that would reasonably be expected to trigger notice the federal Worker Adjustment and Retraining Notification Act of 1988 or any similar Law (collectively, the “WARN Act”);

(xiii)    take affirmative steps to waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor with base annual compensation in excess of $300,000;

(xiv)    grant or otherwise create or consent to the creation of any Lien (other than a Permitted Lien) on any of its material assets or Leased Real Properties;

(xv)    declare, set aside or pay any dividend or make any other distribution;

(xvi)    make any material change to any of the cash management practices of the Company or any Company Subsidiary, including materially deviating from or materially altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(xvii)    waive, release, assign, settle or compromise any material rights, claims, suits, actions, audits, reviews, hearings, proceedings, investigations or litigation (whether civil, criminal, administrative or investigative) against the Company or any Company Subsidiary other than waivers, releases, assignments, settlements or compromises that do not exceed $500,000 individually or $1,000,000 in the aggregate;

(xviii)    make or incur any capital expenditures, except for capital expenditures (A) in the Ordinary Course or (B) in an amount not to exceed $2,500,000 individually or $5,000,000 in the aggregate;

(xix)    buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course, or (B) other assets in an amount not to exceed $500,000 individually or $2,000,000 in the aggregate;

(xx)    enter into any new line of business;

(xxi)    adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization. other than the Merger and the transactions contemplated hereunder;

(xxii)    fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies consistent with levels maintained by the Company and each Company Subsidiary on the date of this Agreement;

(xxiii)    take any action (other than actions explicitly permitted by this Agreement) that is reasonably likely to prevent, delay or impede the consummation of the Merger or the other transactions contemplated by this Agreement; or

(xxiv)    authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.1.

Section 5.2    Interim Operations of the Parent Parties. Each Parent Party agrees that, during the period from the date of this Agreement to the earlier of (x) termination of this Agreement in accordance with Section 8.1, and (y) Closing, except as (i) otherwise contemplated by this Agreement or any Ancillary Agreement, (ii) required by applicable Law (including COVID-19 Measures), (iii) described in Section 5.2 of the Parent Disclosure Schedules or (iv) consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), that such Parent Party shall not effect any of the following:

(a)    make any change in or amendment to its Organizational Documents;

(b)    other than (i) seeking and negotiating Subscription Agreements or (ii) as set forth on Section 5.2(b) of the Parent Disclosure Schedule (the “Permitted Financing”), issue or sell, or authorize to issue or sell, any membership interests, shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its membership interests, capital stock or any other ownership interests, as applicable;

(c)    split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other ownership interests, as applicable (other than in accordance with the Offer or the Merger at the Closing);

(d)    authorize or pay any dividends or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of such Parent Party) or otherwise make any payments to any stockholder of such Parent Party in their capacity as such (other than in accordance with the Offer at the Closing);

(e)    sell, lease or otherwise dispose of any of its properties or assets that are material to its business;

(f)    incur any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person;

(g)    (i) make, change or rescind any material Tax election, (ii) settle or compromise any claim, notice, audit report or assessment in respect of any material Taxes, (iii) file any material amended Tax Return or claim for a material Tax refund, (iv) surrender any right to claim a refund of material Taxes, (v) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or closing agreement related to any Tax (excluding any agreement entered into in the Ordinary Course and not primarily related to Taxes), (vi) fail to pay any income or other material Tax that becomes due and owing, other than Taxes being contested in good faith through appropriate proceedings, and for which adequate reserves have been established in accordance with GAAP, (vii) request any Tax ruling from a competent authority or, (viii) except in the Ordinary Course, consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(h)    except as may be required by Law or GAAP, make any material change in the financial or Tax accounting methods, principles or practices of such Parent Party (or change an annual accounting period);

(i)    take any action (other than actions explicitly permitted by this Agreement) likely to prevent, delay or impede the consummation of the Merger or the other transactions contemplated by this Agreement;

(j)    make any amendment or modification to the Trust Agreement;

(k)    make or allow to be made any reduction in the Trust Amount, other than as expressly permitted by its Organizational Documents;

(l)    directly or indirectly acquire, whether by merger or consolidating with, or acquiring all or substantially all of the assets, of any other Person;

(m)    make any capital expenditures;

(n)    enter into any new line of business;

(o)    adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization. other than the Merger and the transactions contemplated hereunder; or

(p)    authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.2.

Section 5.3    Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VI and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall use commercially reasonable efforts to cause the Trustee to (A) pay as and when due all amounts payable to stockholders of Parent holding shares of the Parent Common Stock sold in Parent’s initial public offering who shall have previously validly elected to redeem their shares of Parent Common Stock pursuant to Parent’s Organizational Documents, and (B) immediately thereafter, pay all remaining amounts then available in the Trust Account (the “Available Cash”) in accordance with this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.4    Commercially Reasonable Efforts; Consents.

(a)    Each of the Parties shall, and shall cause their Affiliates to, cooperate, and use their respective commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Transactions as promptly as practicable after the date hereof, including (i) obtaining all licenses, permits, clearances, consents, approvals, authorizations, qualifications and orders of Governmental Entities necessary to consummate the Transactions and (ii) seeking, negotiating and entering into Subscription Agreements. The Company shall pay 100% of the applicable filing fees due under the HSR Act in connection with the Merger. In addition to the foregoing, the Company agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the Transactions; provided, however that any costs incurred in connection with such consents shall be Company Transaction Expenses.

(b)    Without limiting the generality of the foregoing, each Party will, and will cause its Affiliates to, promptly after execution of this Agreement (but in no event later than ten (10) Business Days after the date hereof) make all filings as are required under the HSR Act for the Transactions and such filings shall request early termination of any applicable waiting period under the HSR Act; provided, that in the event that the U.S. Federal Trade Commission or Antitrust Division of the U.S. Department of Justice is not accepting such filings under the HSR Act because of a government shutdown, such deadline shall be extended, if applicable, to the next Business Day following the date on which filings under the HSR Act are again accepted. Each Party will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing under the HSR Act for the Transactions and will take (and will cause its Affiliates to take) all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act for the Transactions as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and summaries of the substance of all oral communications)

between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the generality of the foregoing, and subject to applicable Law, each of the Group Companies and Parent Parties will, and will cause their Affiliates to: (A) promptly notify the other Parties of any written communication made to or received by them, as the case may be, from any Governmental Entity regarding the Transactions; (B) permit each other to review in advance any proposed written communication to any such Governmental Entity regarding the Transactions and incorporate reasonable comments thereto; (C) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (D) not agree to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the Transactions, except with the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed); and (E) furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions.

(c)    No Party shall take any action that could reasonably be expected to adversely affect or delay the clearance, consent, approval or authorization of any Governmental Entity of the Transactions. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent Order or Law that would adversely affect the ability of the Parties to consummate the Transactions, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 5.5    Public Announcements. None of the Parties shall, and each Party shall cause its Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that no such consent or prior notice shall be required in connection with any public announcement or press release the content of which is consistent with that of any prior or contemporaneous public announcement or press release by any Party in compliance with this Section 5.5. Nothing in this Section 5.5 shall limit any Party from making any announcements, statements or acknowledgments that such Party is required by applicable Law or the requirements of any national securities exchange to make, issue or release; provided, that, to the extent practicable, the Party making such announcement, statement or acknowledgment shall provide such announcement, statement or acknowledgment to the other Parties prior to release and consider in good faith any comments from such other Parties.

Section 5.6    Access to Information. Confidentiality. From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and Closing, upon reasonable advance notice, the Company shall, and shall cause each Company Subsidiary to, provide to Parent Parties and their representatives during normal business hours reasonable access to all employee, facilities, books and records of the Company and the Company Subsidiaries reasonably requested; provided that (a) such access shall be at the risk of Parent Parties and their representatives, (b) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement and (c) nothing herein shall require the Company to provide access to, or to disclose any information to, the Parent Parties or any of their representatives if such access or disclosure, in the good faith reasonable belief of the Company, (i) would cause significant competitive harm to the Company or any Company Subsidiary if the transactions contemplated by this Agreement are not consummated, (ii) would waive any legal privilege or (iii) would be in violation of applicable laws or regulations of any Governmental Entity (including the HSR Act and any other applicable Laws). For the avoidance of doubt, the Company shall not be obligated under this Section 5.6 to permit the Parent Parties or any of their representatives to conduct any invasive, intrusive or subsurface sampling or testing of any media at the Company’s properties or facilities. All of such information provided to the Parent Parties shall be treated as confidential information pursuant to the terms of the Confidentiality Agreement, the provisions and restrictions of which are by this reference hereby incorporated herein.

Section 5.7    Tax Matters.

(a)    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be borne by the Surviving Company, and the Parties will cooperate in filing all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

(b)    Tax Returns, Audits and Cooperation. Parent and the Company shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns of the Group Companies and any audit, litigation or other proceeding with respect to Taxes of the Group Companies. Such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c)    FIRPTA Certificate. At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent (i) a certificate of the Company certifying that the Company is not, and has not been, a United States real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and (ii) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) (together, the “FIRPTA Certificate”).

(d)    Tax Treatment. Each of the Parties intends that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of

Sections 354, 361 and 368 of the Code and Treasury Regulations Section 1.368-2(g). The Parties agree to report for all Tax purposes in a manner consistent with, and not otherwise take any U.S. federal income tax position inconsistent with, this Section 5.7(d) unless otherwise required by a change in applicable Law, or as required pursuant to a “determination” within the meaning of Section 1313 of the Code. Except as required by applicable Law, the Parties shall not take any action, or fail to take any action, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(e)    Tax Opinions. Each of Parent and the Company shall cooperate and use their respective commercially reasonable efforts to obtain any Tax opinions required to be filed with the SEC in connection with the Proxy Statement, including by delivering customary representation letters to applicable counsel.

Section 5.8    Directors’ and Officers’ Indemnification.

(a)    Parent agrees to cause the Surviving Company to ensure, and the Surviving Company immediately following the Closing agrees to ensure, that all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director or officer of the Company or any of the Company Subsidiaries (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) solely to the extent as provided in the respective governing documents and indemnification agreements to which the Company or any of the Company Subsidiaries is a party or bound, shall survive the Mergers and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such governing documents shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Persons thereunder; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of judgment in any action, proceeding or investigation or threatened action, proceeding or investigation without the written consent of such Indemnified Person.

(b)    On or prior to the Closing Date, the Company shall purchase, through a broker of Company’s choice, and maintain in effect for a period of six (6) years thereafter, (i) a tail policy to the current policy of directors’ and officers’ liability insurance maintained by the Company, which tail policy shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, but not materially more advantageous than, in the aggregate, the coverage currently provided by such current policy, and (ii) “run off” coverage as provided by the Company’s fiduciary and employee benefit policies, in each case, covering those Persons who are covered on the date hereof by such policies and with terms, conditions, retentions and limits of liability that are no less advantageous than, but not materially more advantageous than, the coverage provided under the Company’s existing policy, provided, that, in no event shall Parent or the Surviving Company be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company and for such insurance policy for the year ended December 31, 2020. The amount paid by the Company under this Section 5.8(b) is referred to as the “Tail Premium.”

(c)    From and after the Effective Time, the Parent Parties agree to cause the Surviving Company, and the Surviving Company immediately following the Closing agrees, to indemnify, defend and hold harmless, as set forth as of the date hereof in the Organizational Documents of the Company and to the fullest extent permitted under applicable Law, all Indemnified Persons with respect to all acts and omissions arising out of such individuals’ services as officers or directors of the Company or any of the Company Subsidiaries occurring prior to the Effective Time, including the execution of, and the transactions contemplated by, this Agreement. Without limitation of the foregoing, in the event any such Indemnified Person is or becomes involved, in any capacity, in any action, proceeding or investigation in connection with any matter, including the transactions contemplated by this Agreement, occurring prior to, on or after the Effective Time, the Surviving Company, from and after the Effective Time, shall pay, as incurred, such Indemnified Person’s legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The Surviving Company shall pay, within thirty (30) days after any request for advancement, all expenses, including attorneys’ fees, which may be incurred by any Indemnified Person in enforcing this Section 5.8 or any action involving an Indemnified Person resulting from the transactions contemplated by this Agreement subject to an undertaking by such Indemnified Person to return such advancement if such Indemnified Person is ultimately determined to not be entitled to indemnification hereunder.

(d)    Notwithstanding any other provisions hereof, the obligations of the Parent Parties and the Surviving Company contained in this Section 5.8 shall be binding upon the successors and assigns of the Parent Parties and the Surviving Company. In the event any of the Parent Parties or the Surviving Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made, as a condition to entering into any such transaction, so that the successors and assigns of any Parent Party or the Surviving Company, as the case may be, are required to honor the indemnification and other obligations set forth in this Section 5.8.

(e)    The obligations of the Parent Parties and the Surviving Company under this Section 5.8 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 5.8 applies without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8, each of whom may enforce the provisions of this Section 5.8).

(f)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.8 is not prior to or in substitution for any such claims under such policies.

Section 5.9    Proxy Statement.

(a)    As promptly as practicable following the execution and delivery of this Agreement and the availability of the PCAOB Financial Statements, Parent shall, in accordance with this Section 5.9, prepare and file with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Parent Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Company shall pay all filing fees in connection with the preparation, filing and mailing of the Registration Statement and Proxy Statement. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Parent will cause the Proxy Statement to be mailed to the Parent Stockholders.

(b)    Without limitation, in the Proxy Statement, Parent shall (i) solicit proxies from holders of Parent Common Stock and Parent Class B Stock to vote at the Parent Common Stockholders Meeting in favor of (A) the adoption of this Agreement and the approval of the transactions contemplated hereby pursuant to Section 251 of the DGCL, (B) the issuance of Parent Common Stock issuable pursuant to this Agreement at the Effective Time, (C) the adoption of an Omnibus Incentive Plan, previously approved by the Board of Directors of Parent, in form and substance as set forth in Exhibit F hereto, with such changes as may be mutually agreed between Parent and the Company (the “Omnibus Incentive Plan”), (D) approval of the A&R Charter and each change to the A&R Charter that is required to be separately approved, and (E) any other proposals the Parties deem necessary or desirable to consummate the transactions contemplated hereby (collectively, the “Transaction Proposals”), and (ii) file with the SEC financial and other information about the transactions contemplated hereby in accordance with the Exchange Act. The Registration Statement and the Proxy Statement will comply as to form and substance with the applicable requirements of the Exchange Act and the rules and regulations thereunder. The Company shall furnish all information concerning it and its Affiliates to Parent, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement, and the Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included therein. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Parent in connection with Parent’s preparation for inclusion in the Registration Statement and the Proxy Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by the Registration Statement and the Proxy Statement. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Registration Statement.

(c)    Prior to filing with the SEC, Parent will make available to the Company drafts of the Registration Statement, and any material amendment or supplement to the Registration Statement and will provide the Company with a reasonable opportunity to comment on such drafts, shall consider such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company in connection therewith. Parent shall provide written notice (email permitted) to the Company upon filing any such documents with the SEC (including response to any comments from the SEC with respect thereto). Parent will advise the Company promptly after receipt of notice thereof, of (i) the time when the Registration Statement has been filed, (ii) receipt of oral or written notification of the completion of the review of the Registration Statement by the SEC, (iii) the filing of any supplement or amendment to the Registration Statement, (iv) any request by the SEC for amendment of the Registration Statement, (vii) any comments from the SEC relating to the Registration Statement and responses thereto, or (viii) requests by the SEC for additional information. Parent shall promptly respond to any SEC comments on the Registration Statement and each shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC under the Exchange Act as soon after filing as practicable; provided, that prior to responding to any material requests or comments from the SEC, Parent will make available to the Company drafts of any such response and provide the Company with a reasonable opportunity to comment on such drafts.

(d)    If at any time prior to the Parent Common Stockholder Meeting there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly transmit to its stockholders an amendment or supplement to the Registration Statement containing such information. If, at any time prior to the Effective Time, the Company discovers any information, event or circumstance relating to the Group Companies or any of their respective Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform Parent of such information, event or circumstance.

(e)    Parent shall make all necessary filings with respect to the transactions contemplated hereby under the Securities Act, the Exchange Act and applicable “blue sky” laws and any rules and regulations thereunder.

(f)    The Company shall use its commercially reasonable efforts to promptly provide Parent with all information concerning the Group Companies reasonably requested by Parent for inclusion in the Registration Statement and any amendment or supplement to the Registration Statement (if any). The Company shall cause the officers and employees of the Group Companies to be reasonably available to Parent and its counsel in connection with the drafting of the Registration Statement and responding in a timely manner to comments on the Registration Statement from the SEC.

(g)    Parent shall not terminate or withdraw the Offer other than in connection with the valid termination of this Agreement in accordance with Article VIII. Parent shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, NASDAQ or the respective staff thereof that is applicable to the Offer. Nothing in this Section 5.9(g) shall (i) impose any obligation on Parent to extend the Offer beyond the Outside Date, or (ii) be deemed to impair, limit or otherwise restrict in any manner the right of Parent to terminate this Agreement in accordance with Article VIII.

(h)    Parent shall use its reasonable best efforts to (i) cause the shares of Parent Common Stock to be issued to the Equityholders as provided in Article II to be approved for listing on NASDAQ upon issuance, and (ii) make all necessary and appropriate filings with NASDAQ and undertake all other steps reasonably required prior to the Closing Date to effect such listing.

Section 5.10    Parent Common Stockholder Meeting.

(a)    Parent shall, as promptly as practicable, establish a record date (which date shall be mutually agreed with the Company), and, as soon as practicable following the Registration Statement being declared effective by the SEC, duly call, give notice of, convene and hold a meeting of Parent’s stockholders (the “Parent Common Stockholders Meeting”); provided that Parent may postpone or adjourn the Parent Common Stockholders Meeting on one or occasions (i) upon receipt of a Company Adjournment Request, (ii) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval, (iii) for the absence of a quorum and (iv) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent Stockholders prior to the Parent Common Stockholders Meeting; provided, that, without the consent of the Company, the Parent Common Stockholders Meeting (x) may not be adjourned to a date that is more than 15 days after the date for which the Parent Common Stockholders Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three Business Days prior to the Outside

Date. By written notice, the Company may request that Parent adjourn the Parent Common Stockholders Meeting (“Company Adjournment Request”) until the earlier of (x) 15 days after the date for which the Parent Common Stockholders Meeting was then scheduled or (y) the date that is the third Business Day prior to the Outside Date, if the Company believes in good faith that such adjournment is necessary in order to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval or for the absence of a quorum of Parent Stockholders. Upon receipt of the Company Adjournment Request, Parent shall adjourn the Parent Common Stockholders Meeting for the period of time specified in the Company Adjournment Request; provided that the Company may not issue more than one Company Adjournment Request.

(b)    Parent shall, through its board of directors, recommend to its stockholders that they vote in favor of the Transaction Proposals (the “Parent Board Recommendation”) and Parent shall include the Parent Board Recommendation in the Proxy Statement. Except as required by applicable law (including Delaware law relating to fiduciary duties), the board of directors of Parent shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation (a “Change in Recommendation”). Parent shall promptly, but in any event no later than within one (1) Business Day, notify the Company in writing of any final determination to make a Change in Recommendation.

Section 5.11    Section 16 of the Exchange Act. Prior to the Closing, the board of directors of Parent, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Common Stock pursuant to this Agreement by any officer or director of the Group Companies who is expected to become a “covered person” of Parent for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 5.12    Nonsolicitation.

(a)    From the date of this Agreement until the earlier of (i) the Effective Time or (ii) the date on which this Agreement is terminated, other than in connection with the transactions contemplated hereby, each Parent Party agrees that it will not, and will not authorize or (to the extent within its control) permit any of its Subsidiaries or any of its or its Subsidiaries’ directors, officers, employees, agents or representatives (including investment bankers, attorneys and accountants), in each case in such directors’, officers’, employees’, agents’ or representatives’ capacity in such role with the applicable Parent Party, to, directly or indirectly, (i) knowingly encourage, initiate, solicit or facilitate, offer or make any offers or proposals related to a Business Combination, (ii) enter into, engage in or continue any discussions or negotiations with respect to any Business Combination with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to a Business Combination, or (iii) enter into any agreement (whether or not binding) relating to a Business Combination. Each Parent Party shall promptly notify the Company of any submissions, proposals or offers made with respect to a Business Combination as soon as practicable following such Parent Party’s awareness thereof.

(b)    From the date of this Agreement until the earlier of (i) the Effective Time or (ii) the date on which this Agreement is terminated, the Company agrees that it will not, and will not authorize or (to the extent within its control) permit any of its Affiliates, directors, officers, employees, agents or representatives (including investment bankers, attorneys and accountants) to, directly or indirectly, (i) knowingly encourage, initiate, solicit, or facilitate any inquiries regarding or the making of offers or proposals that constitute an Acquisition Proposal (except as otherwise required by Law), (ii) engage in any discussions or negotiations with respect to an Acquisition Proposal with, or provide any non-public information or data to, any Person that has made, or informs the Company that it is considering making, an Acquisition Proposal, or (iii) enter into any agreement (whether or not binding) relating to an Acquisition Proposal. The Company shall give notice of any Acquisition Proposal to Parent as soon as practicable following its awareness thereof. For purposes of this Agreement, “Acquisition Proposal” means any contract, proposal, offer or indication of interest in any form, written or oral, relating to any transaction or series of related transactions (other than transactions with the Parent Parties) involving any acquisition, merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution involving acquisition of all or any material portion of the Company or its businesses or assets or any material portion of the Company’s capital stock or other equity interests.

Section 5.13    Termination of Agreements. The Company shall take all actions necessary to terminate each agreement between the Company, on the one hand, and any officer or director of the Company or any entity controlled by any such officer or director, on the other hand, including the Prior Investor Rights Agreement, the Prior Voting Agreement and the Prior ROFR Agreement, at or prior to the Effective Time, in a manner such that the Company does not have any liability or obligation following the Effective Time pursuant to such agreements.

Section 5.14    Merger Written Consent. Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Requisite Company Approvals in the form of an irrevocable written consent (the “Merger Written Consent”) of the Company Stockholders promptly (and in any event within five (5) Business Days) following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company is not able to obtain the Merger Written Consent, the Company shall duly convene a meeting of the Company Stockholders for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Merger, as soon as reasonably practicable after the Registration Statement is declared effective. If such meeting of the Company Stockholders is convened, the Company shall obtain the Requisite Company Approvals at such meeting of the Company Stockholders and shall take all other action necessary or advisable to secure the Requisite Company Approvals as soon as reasonably practicable after the Registration Statement is declared effective. The Company shall, through the board of directors of the Company, recommend to the Company Stockholders that they adopt this Agreement (the “Company Recommendation”) and shall include the Company Recommendation in the Merger Written Consent. The board of directors of the Company shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal. The Company will provide Parent with a copy of the Merger Written Consent within two (2) Business Days of receipt. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Requisite Company Approvals in accordance with this Section 5.14 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal. To the extent required by the DGCL, the Company shall promptly (and, in any event, within five (5) Business Days of the date of the Merger Written Consent) deliver to any Company Stockholder who has not executed the Merger Written Consent (a) a notice of the taking of the actions described in the Merger Written Consent in accordance with Section 228 of the DGCL, and (b) the notice in accordance with Section 262 of the DGCL.

Section 5.15    Elections and Other Matters. From and after the Closing Date, each Parent Party shall not, and shall cause the Company and the Company Subsidiaries not to, make, cause or permit to be made any Tax election or adopt or change any method of accounting, in each case that has retroactive effect to any Pre-Closing Tax Period of the Company or any Company Subsidiary.

Section 5.16    PCAOB Financial Statements. The Company agrees to use best efforts to provide Parent, as promptly as practicable, audited financial statements (audited to the standards of the U.S. Public Company Accounting Oversight Board), including consolidated balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity of the Company as of and for the years ended December 31, 2020 and 2019, in each case, prepared in accordance with GAAP (and not materially different than GAAP) (the “PCAOB Financial Statements”).

Section 5.17    Omnibus Incentive Plan; Employment Agreements. The board of directors of Parent shall, in consultation with the Company, approve and adopt the Omnibus Incentive Plan in the manner prescribed under the Code and other applicable Laws, effective as of no later than the day before the Closing Date. In addition, Parent and the Company shall cooperate and use commercially reasonable efforts to enter into employment agreements with each of Jan Nugent and Geoff Van Haeren, on mutually acceptable terms, to become effective as of the Closing Date.

Section 5.18    Registration Rights Agreement. At the Closing, Parent, the Company and certain Company Stockholders who will receive Merger Consideration pursuant to Article II shall enter into a Registration Rights Agreement substantially in the form attached hereto as Exhibit G (the “Registration Rights Agreement”).

Section 5.19    Governing Documents. In connection with the consummation of the Transactions, Parent shall adopt the A&R Bylaws and the A&R Charter.

Section 5.20    Intellectual Property Assignment. The Company shall use reasonable best efforts to enter into an amendment to the Professional Services Agreement by and between NOI Technologies (P) Limited (“NOI”) and the Company, dated February 1, 2019, which amendment shall include (i) effective language assigning (by way of present-tense assignment language) to the Company all Intellectual Property developed by NOI in the course of its engagement by the Company, (ii) language stating that all such developed Intellectual Property is a “work made for hire”, as defined by U.S. Copyright Act §101, and (iii) a waiver of moral rights by NOI.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1    Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a)    Injunction. There will be no effective Order of any nature prohibiting or preventing the consummation of the Transactions and no Law shall have been adopted, enacted or promulgated that makes consummation of the Transactions illegal or otherwise prohibited;

(b)    HSR Act. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitments or agreements (including timing agreements) with any Governmental Entity not to consummate the Transactions before a certain date, shall have expired or been terminated;

(c)    Completion of Offer. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement;

(d)    Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained;

(e)    Company Stockholder Approval and Company Preferred Stockholder Approval. The Company Stockholder Approval and the Company Preferred Stockholder Approval shall have been obtained;

(f)    Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no proceedings for that purpose shall have commenced or be threatened by the SEC; and

(g)    NASDAQ. The Parent Common Stock to be issued in the Merger shall have been approved for listing on NASDAQ, subject only to official notice of issuance thereof.

Section 6.2    Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Parent Parties contained in Article IV (other than the Parent Fundamental Representations) shall be true and correct as of the Closing Date as if made at and as of such date (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that this condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would result in a Parent Material Adverse Effect (ignoring for the purposes of this Section 6.2(a) any qualifications by “materiality” contained in such representations or warranties); and the Parent Fundamental Representations shall be true and correct in all material respects as of the Closing Date as if made at and as of such date (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Parent Fundamental Representations need only be true and correct in all material respects as of such earlier date);

(b)    Performance of Obligations. Each of the Parent Parties shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c)    Parent Parties Officer’s Certificate. An authorized officer of the Parent Parties shall have executed and delivered to the Company a certificate (the “Parent Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) hereof;

(d)    Transaction Proceeds. The Aggregate Transaction Proceeds shall be equal to or greater than $50,000,000.00, and evidence thereof shall have been delivered to the Company to its reasonable satisfaction; and

(e)    D&O Resignations. The directors and executive officers of Parent listed in Schedule 6.2(e) of the Parent Disclosure Schedule shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

Section 6.3    Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Parent Parties) at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Company contained in Article III (other than the Company Fundamental Representations) shall be true and correct as of the date of this Agreement and as of Closing Date as if made at and as of such date (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that this condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would result in a Material Adverse Effect (ignoring for the purposes of this Section 6.3(a) any qualifications by Material Adverse Effect or “materiality” contained in such representations or warranties); and the Company Fundamental Representations shall be true and correct in all material respects as of the Closing Date as if made at and as of such date (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Company Fundamental Representations need only be true and correct in all material respects as of such earlier date);

(b)    Performance of Obligations. The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c)    Company Officer’s Certificate. An authorized officer of the Company shall have executed and delivered to the Parent Parties a certificate (the “Company Closing Certificate”) as to the Company’s compliance with the conditions set forth in Section 6.3(a) and Section 6.3(b);

(d)    Company Stockholder Approval. The Parent Parties shall have received a copy of the Merger Written Consent which shall remain in full force and effect; and

(e)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

Section 6.4    Frustration of Closing Conditions. Neither the Company nor any of the Parent Parties may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE VII

CLOSING

Section 7.1    Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as the Parties may agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall take place at the offices of Kirkland & Ellis LLP located at 2049 Century Park East, Los Angeles, CA 90067, at 10:00 a.m. (Eastern Time) or at such other place or at such other time as the Parties may agree in writing.

Section 7.2    Deliveries by the Company. At the Closing, the Company will deliver or cause to be delivered to Parent (unless delivered previously) the following:

(a)    the Certificate of Merger, executed by the Company;

(b)    the Company Closing Certificate;

(c)    the Registration Rights Agreement executed by the Company and each of the stockholders of the Company party thereto; and

(d)    any other document required to be delivered by the Company at Closing pursuant to this Agreement.

Section 7.3    Deliveries by Parent. At the Closing, Parent will deliver or cause to be delivered to the Company the following:

(a)    the Parent Closing Certificate;

(b)    the Registration Rights Agreement executed by Parent; and

(c)    any other document required to be delivered by the Parent Parties at Closing pursuant to this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1    Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a)    in writing, by mutual consent of Parent and the Company;

(b)    by Parent or the Company if any Law or Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have been enacted, issued, promulgated, enforced or entered and shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the enactment, issuance, promulgation, enforcement or entry of such Law or Order; provided, further, that the Governmental Entity issuing such Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(c)    by the Company, if any of the representations or warranties set forth in Article IV shall not be true and correct or if Parent has failed to perform any covenant or agreement on the part of Parent set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Parent by the Company and (ii) the Outside Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.3(a) or Section 6.3(b) from being satisfied;

(d)    by Parent, if any of the representations or warranties set forth in Article III shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by

Parent, and (ii) the Outside Date; provided, however, that Parent is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) from being satisfied;

(e)    by written notice by any Party if the Closing has not occurred on or prior to August 31, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(f)    by the Company if there has been a Change in Recommendation;

(g)    by Parent if the Requisite Company Approvals have not been obtained within five (5) Business Days following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to the Parent Stockholders; and

(h)    by Parent or the Company if the approval of the Transaction Proposals is not obtained at the Parent Common Stockholders Meeting (including any adjournments thereof).

Section 8.2    Procedure and Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1 by the Parent Parties, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other parties hereto specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, and there shall be no liability hereunder on the part of any of the Parent Parties or the Company, except that this Section 8.2, Section 5.5 (Public Announcements), Section 9.2 (Fees and Expenses), Section 9.3 (Notices), Section 9.4 (Severability), Section 9.8 (Consent to Jurisdiction, Etc.), Section 9.10 (Governing Law), Section 9.16 (No Recourse), and Section 9.19 (Trust Account Waiver) shall survive any termination of this Agreement. Nothing in this Section 8.2 shall (a) relieve or release any party to this Agreement of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket cost) arising out of such party’s willful or intentional breach of any provision of this Agreement, or (b) impair the right of any party hereto to compel specific performance by the other party or parties, as the case may be, of such party’s obligations under this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1    Release. Effective as of the Effective Time, each Parent Party and the Surviving Company on behalf of itself and its past, present or future successors, assigns, employees, agents, equityholders, partners, Affiliates and representatives (including their past, present or future officers and directors) (the “Releasors”) hereby irrevocably and unconditionally releases, acquits and forever discharges (except with respect to those obligations arising under or in connection with this Agreement or the Ancillary Agreements) the Equityholders, SWAG

Sponsor, the Parent Stockholders, their respective predecessors, successors, parents, subsidiaries and other Affiliates, and all of their respective current and former officers, directors, members, managers, shareholders, employees, agents and representatives (the “Released Parties”) of and from any and all actions, suits, claims, causes of action, damages, accounts, liabilities and obligations (including attorneys’ fees) held by any Releasor, whether known or unknown, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, absolute or contingent, direct or derivative, to the extent arising out of or relating to such Released Party’s ownership of securities of the Company or the Parent Parties, except for any of the foregoing (i) set forth in, pursuant to, or arising out of this Agreement or the transactions contemplated hereby or (ii) in the case of Fraud. The Releasors irrevocably covenant to refrain from, directly or indirectly, asserting any claim, or commencing, instituting or causing to be commenced, any action of any kind against any released party, based upon any matter released hereby.

Section 9.2    Fees and Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing shall occur, the Surviving Company shall pay or cause to be paid the Company Transaction Expenses.

Section 9.3    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or, by facsimile or by e-mail, (b) on the next Business Day when sent by overnight courier, or (c) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Parent Parties, to:

c/o Software Acquisition Group Inc.

1980 Festival Plaza Drive

Suite 300

Las Vegas, NV 89135

Attention: Jonathan Huberman

Telephone: (310) 991-4982

E-mail: jon@softwareaqn.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

2049 Century Park East

Los Angeles, CA 90067

Attention:

Facsimile No.:	(310) 552-5900
Email:	Christian O. Nagler
Brooks Antweil
Damon R. Fisher, P.C.
E-mail:	cnagler@kirkland.com
brooks.antweil@kirkland.com
dfisher@kirkland.com

If to the Company (prior to the Closing) to:

Branded Online, Inc. dba Nogin

1775 Flight Way STE 400

Tustin, CA 92782

Attention:Jan Nugent; Geoffrey Van Haeren

Email: jnugent@nogin.com; gvanhaeren@nogin.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:	Ryan J. Maierson
John M. Greer
Ryan J. Lynch
E-mail:	ryan.maierson@lw.com
john.greer@lw.com
ryan.lynch@lw.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 9.4    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned in whole or in part, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 9.5 shall be null and void.

Section 9.6    No Third Party Beneficiaries. Except as otherwise provided in Section 5.8, Section 9.1 and Section 9.16, this Agreement is exclusively for the benefit of the Company, and its respective successors and permitted assigns, with respect to the obligations of the Parent Parties under this Agreement, and for the benefit of the Parent Parties, and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.13. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7    Section Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.8    Consent to Jurisdiction, Etc. Each Party, and any Person asserting rights as a third party beneficiary hereunder, irrevocably agrees that any Legal Dispute shall be brought exclusively in the courts of the State of Delaware; provided that if subject matter jurisdiction over the Legal Dispute is vested exclusively in the United States federal courts, such Legal Dispute shall be heard in the United States District Court for the District of Delaware. Each Party, and any Person asserting rights as a third party beneficiary hereunder, hereby irrevocably and unconditionally submits to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 9.8 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party and any Person asserting rights as a third party beneficiary hereunder may bring such Legal Dispute only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 9.8 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREUNDER MAY BRING A LEGAL DISPUTE ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH

LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 9.9    Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. Each Party acknowledges and agrees that, in entering into this Agreement, such Party has not relied on any representations, warranties, promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto) or the Ancillary Agreements.

Section 9.10    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 9.11    Specific Performance. The Parties acknowledge that the rights of each Party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that such non-breaching Party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce its rights and the other Party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security), including any order, injunction or decree sought by such non-breaching Party to cause the other Party to perform its respective agreements and covenants contained in this Agreement. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement, and that no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 9.12    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 9.13    Amendment; Modification; Waiver. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.14    Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.

Section 9.15    Schedules. Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement in respect of which the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement or otherwise.

Section 9.16    No Recourse. Except to the extent otherwise set forth in the Ancillary Agreements, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No Person who is not a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Ancillary Agreements), and, to the maximum extent permitted by Laws, each Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Laws (other than as set forth in the Ancillary Agreements), (a) each Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (b) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 9.17    Construction.

(a)    Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), (vi) any statement in this Agreement to the effect that any information, document, or other material has been “made available” by any of the Company or its Subsidiaries shall mean that a true, correct, and complete copy of such information, document, or other material was included in and available at the “Nuevo” online data site hosted by Datasite at https://americas.datasite.com at least two (2) Business Days prior to the date hereof and was not removed after being included in such online data site, and (vii) the terms “year” and “years” mean and refer to calendar year(s).

(b)    Unless otherwise set forth in this Agreement and for disclosure purposes only if made available to Parent, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof, and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c)    This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

Section 9.18    Non-Survival.

(a)    Except for the representations in Section 3.26 and Section 4.24, none of the representations, warranties or pre-Closing covenants in this Agreement (or in any Ancillary Agreement or other document, certificate or instrument delivered pursuant to or in connection with this Agreement) shall survive the Closing. The Parties acknowledge and agree that, in the event that the Closing occurs, no Party may bring a claim, suit, action or proceeding against Parent, any Equityholder or any of their respective Affiliates, claiming, based upon or arising out of a breach of any their respective representations, warranties or any covenants the performance of which is substantially in the period prior to Closing.

(b)    This Article IX and the covenants and agreements contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) that by their terms apply in whole or in part after the Closing shall survive the Closing in accordance with their terms.

Section 9.19    Trust Account Waiver. Notwithstanding anything else in this Agreement, the Group Companies acknowledge that they have read the prospectus dated July 28, 2021 (the “Prospectus”) and understand that Parent has established the Trust Account for the benefit of Parent’s public stockholders and that Parent may disburse monies from the Trust Account only (a) to Parent in limited amounts from time to time in order to permit Parent to pay its operating expenses, (b) if Parent completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus, and (c) if Parent fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Parent in limited amounts to permit Parent to pay the costs and expenses of its liquidation and dissolution, and then to Parent’s public stockholders. All liabilities and obligations of Parent due and owing or incurred at or prior to the Closing shall be paid as and when due, including all amounts payable (x) to Parent’s public stockholders in the event they elect to have their shares redeemed in accordance with Parent’s Organizational Documents and/or the liquidation of Parent, (y) to Parent after, or concurrently with, the consummation of a Business Combination, and (z) to Parent in limited amounts for its operating expenses and tax obligations incurred in the Ordinary Course. The Group Companies further acknowledge that, if the transactions contemplated by this Agreement (or, upon termination of this Agreement, another Business Combination) are not consummated by February 2, 2023, Parent will be obligated to return to its stockholders the amounts being held in the Trust Account, unless such date is otherwise extended. Upon the Closing, Parent shall cause the Trust Account to be disbursed to Parent and as otherwise contemplated by this Agreement. Accordingly, the Group Companies, for each of themselves and their respective subsidiaries, affiliated entities, directors, officers, employees, stockholders, representatives, advisors and all other associates and Affiliates, hereby waive all rights, title, interest or claim of any kind to collect from the Trust Account any monies that may be owed to them by Parent for any reason whatsoever, including for a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent (whether in the past, present or future), and will not seek recourse against the Trust Account at any time for any reason whatsoever, in each case except as expressly contemplated by this Agreement. This paragraph will survive the termination of this Agreement for any reason.

[Signatures follow on next page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT:

SOFTWARE ACQUISITION GROUP INC. III

By:	/s/ Jonathan Huberman
Name:	Jonathan Huberman
Title:	Chairman, CEO & CFO

[Signature Page to Agreement and Plan of Merger]

MERGER SUB:

NUEVO MERGER SUB, INC.

By:	/s/ Jonathan Huberman
Name:	Jonathan Huberman
Title:	Chairman, CEO & CFO

[Signature Page to Agreement and Plan of Merger]

COMPANY:

BRANDED ONLINE, INC. dba Nogin

By:	/s/ Jan Nugent
Name:	Jan Nugent
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

For purposes of this Agreement, each of the following terms (including the singular and plural thereof, as applicable) shall have the meaning set forth below:

“Actions” means actions, mediations, suits, litigations, arbitrations, claims, charges, grievances, complaints, proceedings, audits, inquiries, investigations or reviews.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person.

“Aggregate Exercise Price” means the aggregate exercise price that would be payable by the Company Optionholders upon the exercise of all Company Options that are outstanding and vested as of immediately prior to the Effective Time.

“Aggregate Transaction Proceeds” means an amount equal to (a) the aggregate cash proceeds available for release to Parent from the Trust Account in connection with the Transactions (after, for the avoidance of doubt, giving effect to any redemptions of shares of Parent Common Stock by stockholders of Parent but before release of any other funds, including in satisfaction of Parent Transaction Expenses, Company Transaction Expenses, and Closing Company Transaction Expenses) plus (b) the PIPE Investment Amount.

“Ancillary Agreements” means, collectively, the Confidentiality Agreement, the Support Agreement, the Sponsor Agreement, and the Registration Rights Agreement.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Balance Sheet Date” means the date of the Interim Balance Sheet.

“Base Exchange Value” means $546,000,000.00.

“Business Combination” has the meaning given to such term in the Certificate of Incorporation of Parent.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity.

“Cash and Cash Equivalents” means the cash, cash equivalents, checks received but not cleared and deposits in transit of the Group Companies as of the Closing, measured in accordance with GAAP and absent any effects of the transactions contemplated hereby.

For the avoidance of doubt, Cash and Cash Equivalents shall not include Restricted Cash, any cash overdrafts, issued but uncleared checks or other negative balances.

“Cash Consideration Amount” means $20,000,000.00.

“Cash Consideration Shares” means the number of shares of Company Stock equal to the quotient of (a) the Cash Consideration Amount divided by (b) the Per Share Cash Consideration.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), and each other equity or equity-based, incentive, bonus, deferred compensation, employment, individual consulting, severance, termination, retention, change of control, health, welfare, vacation, paid time off, fringe or other benefit or compensation plan, program, contract, policy, agreement or arrangement, in each case that is maintained, sponsored, contributed to, or required to be contributed to by a Group Company or with respect to which the Group Companies have any current or contingent liability or obligation.

“Company Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Company Data” means all business information and all Personal Data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Company Systems or Company Products.

“Company Dissenting Shares” means any shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Merger.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), Section 3.4 (Company Subsidiaries), and Section 3.8(b) (Absence of Certain Changes).

“Company Option” means an outstanding option to purchase shares of Company Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing, granted by the Company under the Company Option Plan or otherwise.

“Company Optionholder” means a holder of Company Options.

“Company Option Plan” means the Branded Online, Inc. 2013 Stock Incentive Plan, as may be amended from time to time, and any other plan program agreement or arrangement pursuant to which the Company has granted options to purchase shares of Company Common Stock (including stand-alone option agreements, as applicable).

“Company Owned Intellectual Property” means all Company Intellectual Property that is owned or purported to be owned by any Group Company, including all Company Products.

“Company Preferred Stock” means the preferred stock of the Company, par value $0.0001 per share.

“Company Product Data” means all data and information, whether in electronic or any other form or medium, that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Company Products.

“Company Products” means all Software (including such Software which is to be commercialized in the next twelve (12) months) from which a Group Company has derived revenue within the three (3) years preceding the date hereof, or is currently deriving revenue from the sale, license, support or other provision thereof.

“Company Registered Intellectual Property” means all registrations, issuances, and applications for Company Owned Intellectual Property, including any of the foregoing set forth on Section 3.10(a) of the Schedules.

“Company Stock” means collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means the holders of Company Common Stock and Company Preferred Stock.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing systems, information systems, record keeping systems, communications systems, telecommunication systems, networks, interfaces, platforms, servers, peripherals, and computer systems, in each case that is owned, solely used by, or under the control of the Group Companies in the conduct of their business.

“Company Transaction Expenses” means the legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses incurred and paid by the Company and the Equityholders (but, with respect to the Equityholders, only to the extent a Group Company is obligated to pay such fees or expenses) in connection with the transactions contemplated by this Agreement, without limitation, (a) any fees and expenses payable under the terms of any management agreement or related to the termination of any Contract with an Affiliate, and (b) the Tail Premium.

“Company Warrantholder” means a holder of Company Warrants.

“Company Warrants” means all warrants to purchase shares of Company Common Stock.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated August 2, 2021, by and between the Company and Parent.

“Contract” means any written or oral contract, lease, license, indenture, instrument, undertaking or other legally enforceable agreement (other than standard “click through” licenses or agreements).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associate epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to, the CARES Act and FFCRA.

“Data Security Requirements” means, collectively, all of the following to the extent relating to data treatment or otherwise relating to privacy, data security or security breach notification requirements applicable to a Group Company, the conduct of the applicable business or any of the Company Systems or any Company Data: (i) applicable Laws (including the California Online Privacy Protection Act of 2003 (CalOPPA), General Data Protection Regulation (GDPR) (EU) 2016/679) and California Consumer Privacy Act (CCPA), (ii) binding and enforceable industry standard applicable to the industry in which any Group Company’s business operates (including as applicable the Payment Card Industry Data Security Standard (PCI-DSS)), (iii) the Group Companies’ own customer-facing data security rules, policies, and procedures, and (iv) contractual obligations by which the Company is bound.

“Distribution Waterfall” shall mean distributions to the Equityholders of the Merger Consideration in the order and in the amounts set forth therein; provided, that, the Distribution Waterfall delivered by the Company in connection with the Closing of the Merger as contemplated by and in accordance with Section 1 of this Agreement shall be fully compliant with the requirements of this Agreement and shall following such delivery by the Company in accordance with Section 1 of this Agreement serve as the Distribution Waterfall for purposes of this Agreement.

“Environmental Laws” means all federal, state and local Laws relating to public or worker health and safety (to the extent relating to exposure to Hazardous Substances), protection of the environment (including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air), pollution, or Hazardous Substances (including exposure to or Release of Hazardous Substances).

“Environmental Permits” means all Licenses applicable to any Group Company issued pursuant to Environmental Laws.

“Equityholders” means the Company Stockholders, the Company Optionholders and the Company Warrantholders.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that together with the Company is or was, at a relevant time, treated as a single employer under Section 414(b), (c) or (m) of the Code.

“Ex-Im Laws” means (i) all U.S. Laws relating to export, reexport, transfer, and import controls, including, without limitation, the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and (ii) all non-U.S. Laws relating to export, reexport, transfer, and import controls, including the EU Dual Use Regulation, except to the extent inconsistent with U.S. law.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” means Continental Stock Transfer & Trust Company.

“Exchange Agent Agreement” means the paying and exchange agent agreement to be entered into at or prior to Closing by Parent and the Exchange Agent.

“FFCRA” means the Families First Corona Response Act (Public Law 116-127) and any administrative or other guidance published with respect thereto by any Governmental Entity.

“Fraud” means actual, knowing and intentional common law fraud under the laws of the State of Delaware with respect to the making of the representations and warranties contained in Article III or Article IV.

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” shall mean any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means any multinational, national, federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, tribunal, arbitrator, legislative body, authority, body or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction.

“Group Companies” means, collectively, the Company and each of the Company Subsidiaries.

“Hazardous Substance” means any chemical, material or substance listed, classified, defined or regulated as a toxic or hazardous substance, waste, pollutant, contaminant, or words of similar meaning or regulatory effect, or with respect to which the use, handling or disposal by the Group Companies is governed by or subject to applicable Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures, hedging or swap arrangements or similar contracts or instruments, (c) for the deferred purchase price of assets, property, goods or services (other than trade payables, or accruals incurred in the Ordinary Course) and with respect to any conditional sale, title retention, consignment or similar arrangements, (d) under capital leases, (e) by which such Person assured a creditor against loss, including letters of credit and bankers’ acceptances, in each case to the extent drawn upon or currently payable and not contingent, (f) for earn-out or contingent payments related to acquisitions or investments, (g) for outstanding severance obligations and any accrued, but unpaid, annual bonus obligations, plus the employer’s share of payroll, social security, Medicare and unemployment Taxes and other similar assessments associated therewith (computed as though all such amounts were payable on the Closing Date), (h) for unfunded pension or retirement agreements, programs, policies, or other arrangements, (i) in respect of dividends declared or distributions payable, (j) incurred in connection with the PPP Loan, to the extent not subject to forgiveness and (k) in the nature of guarantees of the obligations described in clauses (a) through (j) above of any other Person, in each case excluding intercompany indebtedness.

“Intellectual Property” means all intellectual property and other proprietary rights throughout the world, including all of the following: (a) trademarks, service marks, trade names, trade dress, corporate names, logos, Internet domain names, Internet websites and URLs, social media identifiers and other indicia of origin (together with the goodwill associated therewith); (b) patents, patent applications and inventions and all improvements thereto (whether or not patentable or reduced to practice); (c) copyrights and all works of authorship (whether or not copyrightable); (d) registrations and applications for any of the foregoing; (e) trade secrets, know-how, processes, methods, techniques, inventions, formulae, technologies, algorithms, layouts, designs, protocols, specifications, data compilations and databases, and proprietary rights in confidential information; (f) Software; (g) rights of privacy and publicity, including the right to use the name, likeness, image, signature and biographical information of any natural Person; and (h) moral rights.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Knowledge of the Company” means the actual knowledge of Jan Nugent and Geoff Van Haeren, after reasonable inquiry.

“Law” means any laws, common laws, statutes, rules, acts, codes, regulations, ordinances, determinations, executive orders or Orders of, or issued by, Governmental Entities in the United States or in a foreign jurisdiction.

“Legal Dispute” means any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licenses” means all licenses, permits (including environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions, licenses, deeds of trust, defects in title, contingent rights or other burdens, options or encumbrances.

“Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a materially adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, that the term “Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by or attributable to (a) changes or proposed changes in laws, regulations or binding decisions of any Governmental Entity, (b) changes or proposed changes in GAAP, (c) actions or omissions of the Group Companies taken with the consent of the Parent Parties pursuant to this Agreement, (d) actions or omissions of the Group Companies required by this Agreement or the Ancillary Agreements, (e) actions or omissions of the Parent Parties and their respective Affiliates, (f) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (g) events or conditions generally affecting the industries in which the Group Companies operate, (h) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (i) any epidemic, pandemic or disease outbreak, (j) acts of God, earthquakes, hurricanes, tornados or other natural disasters, (k) the announcement or pendency of this Agreement or the transactions contemplated hereby or the identity of the Parent Parties in connection with the transactions contemplated hereby, (l) the failure by any Group Company to take any commercially reasonable action that is prohibited by this

Agreement unless Parent has consented in writing to the taking thereof, (m) any change or prospective change in any Group Company’s credit ratings, or (n) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that the matters described in clauses (f) through (h) shall be included in the term “Material Adverse Effect” to the extent any such matter has a disproportionate, materially adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the same business as the Group Companies (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been or would be a Material Adverse Effect, to the extent such change is not otherwise excluded from being taken into account by clauses (a) through (n) above).

“Open Source Software” means any Software that is licensed pursuant to: (a) a license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); and (b) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation; or (c) any Reciprocal License, in each case whether or not source code is available or used in such license.

“Order” means any award, order, judgment, decision, determination, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction in the United States or in a foreign jurisdiction.

“Ordinary Course” means, with respect to any Party, the ordinary course of business consistent with the past practices of such Party.

“Organizational Documents” means (a) the certificate of incorporation, (b) bylaws, (c) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, (d) any limited liability company, partnership or shareholder agreement, and (e) any amendment to any of the foregoing.

“Parent Common Stock” means the Class A common stock, par value $0.0001 per share, of Parent.

“Parent Class B Stock” means the Class B common stock, par value $0.0001 per share, of Parent.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.3 (Capitalization), and Section 4.8(b) (Absence of Certain Changes).

“Parent Legal Expenses” means the fees, costs and expenses of legal counsel incurred by the Parent Parties in connection with the transactions contemplated hereby.

“Parent Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a materially adverse effect on the business, assets, liabilities, financial condition or results of operations of the Parent Parties taken as a whole; provided, that the term “Parent Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by or attributable to (a) changes or proposed changes in laws, regulations or binding decisions of any Governmental Entity, (b) changes or proposed changes in GAAP, (c) actions or omissions of the Parent Parties taken with the consent of the Company pursuant to this Agreement, (d) actions or omissions of the Parent Parties required by this Agreement or the Ancillary Agreements, (e) actions or omissions of the Company and its Affiliates, (f) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (g) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (h) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in COVID-19 Measures or interpretations thereof following the date of this Agreement, (i) acts of God, earthquakes, hurricanes, tornados or other natural disasters, (j) the announcement or pendency of this Agreement or the transactions contemplated hereby or the identity of the Company in connection with the transactions contemplated hereby or (k) the failure by the Parent Parties to take any commercially reasonable action that is prohibited by this Agreement unless the Company has consented in writing to the taking thereof; provided, that the matters described in clauses (f) through (g) shall be included in the term “Parent Material Adverse Effect” to the extent any such matter has a disproportionate, materially adverse effect on the business, assets, financial condition or results of operations of the Parent Parties taken as a whole, relative to other participants in the same business as the Parent Parties (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been or would be a Material Adverse Effect, to the extent such change is not otherwise excluded from being taken into account by clauses (a) through (k) above).

“Parent Material Contract” means a material contract, as such term is defined in Regulation S-K of the SEC, to which Parent is party.

“Parent Reports” means each form, statement, registration statement, prospectus, report, schedule, proxy statement and other document (including exhibits and schedules thereto and the other information incorporated therein) filed with or furnished to the SEC on a voluntary basis or otherwise since September 25, 2020 by Parent pursuant to the Securities Act or the Exchange Act, including any amendments thereto.

“Parent Stockholders” means the holders of Parent Common Stock or Parent Class B Stock.

“Parent Transaction Expenses” means the fees, costs and expenses incurred by the Parent Parties in connection with the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors and accountants and the Parent Legal Expenses.

“Parent Warrant” means each warrant entitling the holder thereof to purchase one (1) share of Parent Common Stock at the same price per share as each Parent Warrant as of the Effective Time.

“Per Share Cash Consideration” means the product of (a) the Reference Price and (b) the Per Share Stock Amount, rounded to the nearest whole cent.

“Per Share Merger Consideration” means, as applicable, the Per Share Stock Amount or the Per Share Cash Consideration.

“Per Share Stock Amount” means the quotient of (a) the sum of (i) the Stock Reference Amount plus (ii) the quotient of (1) the Aggregate Exercise Price, divided by (2) the Reference Price, divided by (b) the sum of (i) the total number of shares of Company Stock outstanding as of immediately prior to the Effective Time plus (ii) the total number of shares of Company Stock that would be issued assuming the cash exercise of all outstanding Company Options that were vested as of immediately prior to the Effective Time, assuming such exercise immediately prior to the Effective Time.

“Percentage Interests” means, as of any date of determination, as to any Company Stockholder with respect to shares of Company Stock, the quotient obtained by dividing (a) the number of shares of Company Stock held by such Company Stockholder by (b) the total number of outstanding shares of Company Stock.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (b) statutory Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and for amounts which are not yet due and payable, (d) in the case of Leased Real Property, zoning, building and other land use Laws regulating the use or occupancy of such Leased Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such Leased Real Property which are not violated by the current use or occupancy of such Leased Real Property or the operation of the business conducted thereon, (e) in the case of Leased Real Property, restrictions, variances, covenants, rights of way, encumbrances, easements and other similar matters of record, none of which, individually or in the aggregate, interfere or would interfere in any material respect with the present use of or occupancy of the affected parcel by the applicable Group Company or the operation of the business conducted thereon, (f) Liens securing the Indebtedness of any Group Company to be released on or prior to Closing and (g) in the case of Intellectual Property, non-exclusive licenses that are granted in the Ordinary Course.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Personal Data” means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual (whether in electronic or any other form or medium) or that is otherwise protected by the Data Security Requirements.

“PIPE Investment Amount” means the proceeds, if any, received by the Company or Parent pursuant to the Subscription Agreements entered into after the date hereof, pursuant to which, among other things, each Subscriber agrees to subscribe for and purchase on the Closing Date immediately prior to the Merger, and Parent or the Company, as the case may be, is expected to agree to issue and sell to each such Subscriber on the Closing Date immediately prior to the Merger, the number of shares of Parent Common Stock or such other security set forth in the applicable Subscription Agreement in exchange for the purchase price set forth therein, in each case, on the terms and subject to the conditions set forth in the applicable Subscription Agreement.

“PPP Loan” means that certain Paycheck Protection Program loan to the Company on April 14, 2020, SBA Loan No. 5758227106.

“Pre-Closing Tax Period” means all taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Prior Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, dated June 2, 2017, by and among the Company, the Investors (as defined therein) and the Key Holders (as defined therein).

“Prior ROFR Agreement” means the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of June 2, 2017, by and among the Company, the Investors (as defined therein) and the Key Holders (as defined therein).

“Prior Voting Agreement” means the Amended and Restated Voting Agreement, dated as of June 2, 2017, by and among the Company, the Investors (as defined therein) and the Key Holders (as defined therein).

“Pro Rata” means, with respect to a Cash Electing Stockholder, the product of (x) such Cash Electing Stockholder’s Percentage Interest multiplied by (y) the Cash Consideration Shares, and when used with respect to shares of Company Stock, apportioned among all shares of Company Stock in accordance with a Company Stockholder’s respective Percentage Interest.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form); (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge; (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software; (iv) a requirement that such other Software be redistributable by other licensees; or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Reference Price” means $10.00.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Sanctioned Country” means any country or region that is or has in the last five (5) years been the subject or target of a comprehensive embargo under Sanctions Laws (as of the date of this Agreement, Cuba, Iran, North Korea, Sudan, Syria and the Crimea region of Ukraine).

“Sanctioned Person” means any individual or entity that is the target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions-or export-related restricted party list, including, the U.S. Department of the Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (ii) any entity that is, where relevant under applicable Sanctions or Ex-Im Laws, 50 percent (50%) or greater owned (in the aggregate), directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any person resident, operating, or organized in a Sanctioned Country.

“Sanctions Laws” means all Laws relating to economic or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, and the European Union.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Preferred Stock” means Series A preferred stock of the Company, par value $0.0001 per share.

“Series B Preferred Stock” means Series B preferred stock of the Company, par value $0.0001 per share.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation.

“Stock Amount” means the number of shares of Parent Common Stock equal to (a) Base Exchange Value divided by (b) the Reference Price.

“Stock Reference Amount” means the number of shares of Parent Common Stock equal to (a) Total Exchange Value divided by (b) the Reference Price.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” or “Subsidiaries” means any Person of which the Company (or other specified Person) shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise having the power to elect a majority of the board of directors or similar governing body.

“SWAG Sponsor” means Software Acquisition Holdings III, LLC, a Delaware limited liability company.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required or permitted to be supplied to a Governmental Entity in connection with Taxes together with any attachments and all amendments thereto.

“Taxes” means (i) all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, escheat, sales, use, excise, gross receipts, value-added, estimated, alternative or add-on minimum, customs and all other taxes, assessments, duties, levies, and other governmental charges of any kind in the nature of a tax, whether disputed or not, and any charges, additions, interest or penalties imposed by any Governmental Entity with respect thereto, (ii) any liability for or in respect of the payment of any amount of a type described in clause (i) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, and (iii) any liability for or in respect of the payment of any amount described in clauses (i) or (ii) of this definition as a transferee or successor, or by contract (excluding customary commercial agreements the primary subject of which is not Taxes).

“Total Exchange Value” means (a) the Base Exchange Value plus (b) the Cash Consideration Amount.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements to occur at or immediately prior to the Closing, including the Merger.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

Additionally, each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Accounts	3.10
Acquisition Proposal	5.12(b)
Agreement	Preamble
A&R Bylaws	Recitals
A&R Charter	Recitals
Available Cash	5.3
Cash Electing Share	2.3(a)(i)
Cash Electing Stockholder	2.3(a)(i)
Cash Election	2.3(a)(i)
Cash Merger Consideration	2.3(a)(i)
Certificate of Merger	1.2
Change in Recommendation	5.10
Closing	7.1
Closing Date	7.1
Company	Preamble
Company Adjournment Proposal	5.11(a)
Company Closing Certificate	6.3(c)
Company Intellectual Property	3.10(c)
Company Letter of Transmittal	2.5(a)
Company Material Contracts	3.12
Company Preferred Stockholder Approval	3.2
Company Stockholder Approval	3.2
Consideration	2.3(a)
DGCL	Recitals
Effective Time	1.2
Election Date	2.6(e)
Excess Cash Stockholders	2.6(c)
Exchange Agent Fund	2.2
Financial Statements	3.6
Form of Election	2.6(d)
Indemnified Persons	5.8(a)
Interim Balance Sheet	3.6
Interim Financial Statements	3.6
IRS	3.16(b)(iv)
Lease	3.9(c)
Leased Real Property	3.9(b)
Material Customer	3.23
Material Supplier	3.23
Merger	Recitals
Merger Consideration	2.1
Merger Sub	Preamble
Merger Written Consent	5.14

Nonparty Affiliates	9.16
Offer	Recitals
Offering Shares	5.9(a)
Omnibus Incentive Plan	5.9(a)
Outside Date	8.1(e)
Parent	Preamble
Parent Board Recommendation	5.10
Parent Closing Certificate	6.2(c)
Parent Common Stockholders Meeting	5.10
Parent Disclosure Schedule	Article IV
Parent Fundamental Representations	6.2(a)
Parent Option	2.4
Parent Parties	Preamble
Parent Stockholder Approval	4.2
Parent Warrants	4.3(c)
Parties	Preamble
Party	Preamble
PCAOB Financial Statements	5.16
Permitted Financing	5.2(b)
Prospectus	9.19
Proxy Statement	5.9(a)
Registration Rights Agreement	5.18
Released Parties	9.1
Releasors	9.1
Requisite Company Approvals	3.2
Schedules	Article III
Section 16	5.11
Social Media Terms	3.10(a)
Surviving Company	Recitals
Tail Premium	5.8(b)
Trade Control Laws	3.18(a)
Transaction Proposals	5.9(a)
Trust Account	4.18(a)
Trust Agreement	4.18(a)
Trust Amount	4.18(a)
Trustee	4.18(a)
WARN Act	5.1(b)(xii)
Warrant Settlement	Recitals

Exhibit 10.1

SPONSOR AGREEMENT

February 14, 2022

Software Acquisition Group Inc. III

c/o Software Acquisition Group Inc.

1980 Festival Plaza Drive

Suite 300

Las Vegas, NV 89135

and

Branded Online, Inc. dba Nogin

1775 Flight Way STE 400

Tustin, CA 92782

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time, the “Merger Agreement”), by and among Software Acquisition Group Inc. III, a Delaware corporation (“Parent”), Nuevo Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and Branded Online, Inc. dba Nogin, a Delaware corporation (the “Company”). This sponsor agreement (this “Sponsor Agreement”) is being entered into and delivered by the Company, Parent, and Software Acquisition Holdings III, LLC, a Delaware limited liability company (“Sponsor”), in connection with the transactions contemplated by the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sponsor, Parent and the Company hereby agree that:

1.    Waiver of Anti-dilution Protection. Sponsor hereby, automatically and without any further action by Sponsor or Parent, irrevocably (a) waives any adjustment to the conversion ratio set forth in the Parent Organizational Documents and any rights to other anti-dilution protections pursuant to the Parent Organizational Documents or otherwise, and (b) agrees not to assert or perfect any rights to adjustment or other anti-dilution protections, in each case, with respect to the rate that all of the Parent Class B Stock held by Sponsor convert into Parent Common Stock in connection with the consummation of the transactions contemplated by the Merger Agreement.

2.    New Shares. If, between the date of this Sponsor Agreement and the Closing, (a) any shares of Parent Common Stock, Parent Warrants or other equity interests of Parent are issued to Sponsor or the outstanding shares of Parent Common Stock or, if applicable, Parent Warrants owned by Sponsor shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event, (b) Sponsor purchases or otherwise acquires beneficial ownership of any shares of Parent Common Stock, Parent Warrants or other equity interests of Parent or (c) Sponsor acquires the right to vote or share in the voting of any shares of Parent Common Stock, Parent Warrants or other equity interests of Parent (such Parent Common Stock, Parent Warrants or other equity interests of Parent issued or acquired by Sponsor pursuant to the foregoing clauses (a), (b) or (c), collectively “New Securities”), then such New Securities issued to or acquired or purchased by Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted Sponsor Securities (as defined below) as of the date hereof, and the number of shares of Parent Common Stock to be terminated, forfeited, surrendered, subject to vesting and cancelled pursuant to this Sponsor Agreement will be equitably adjusted to reflect such change; provided, however, that nothing in this Section 2 shall be construed to permit Parent to take any action with respect to their respective securities that is prohibited by the terms and conditions of the Merger Agreement.

3.    No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the liquidation of Parent, Sponsor shall not, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of Parent Common Stock, Parent Warrants or other equity interests of Parent owned by Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Parent Common Stock, Parent Warrants or other equity interests of Parent owned by Sponsor or (iii) take any action in furtherance of or announce any intention to, in each case, effect any transaction specified in clause (i) or (ii). Sponsor agrees not to, directly or indirectly, deposit any of the Sponsor Securities in a voting trust, enter into a voting trust or subject any of the Sponsor Securities to any arrangement with respect to the voting of such Sponsor Securities other than this Sponsor Agreement. Any transfer or attempted transfer of Sponsor Securities in violation of this Section 3 shall be, to the fullest extent permitted by applicable Law, null and void ab initio.

4.    No Solicitation. During the period commencing on the date hereof and ending on the earlier of (a) the consummation of the Closing, (b) the termination of the Merger Agreement in accordance with its terms and (c) the liquidation of Parent, Sponsor shall not, and Sponsor shall not authorize or (to the extent within its control) permit any of its directors, officers, employees, agents or representatives to, directly or indirectly, (i) knowingly encourage, initiate, solicit or facilitate, offer or make any offers or proposals related to a Business Combination, (ii) enter into, engage in or continue any discussions or negotiations with respect to any Business Combination with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to a Business Combination, or (iii) enter into any agreement (whether or not binding) relating to a Business Combination, in each case, other than to or with the Company, its Subsidiaries and their respective representatives. From and after the date hereof, Sponsor shall, and shall instruct its officers and directors to, and Sponsor shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (other than the Company, its Subsidiaries and

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their respective representatives). Sponsor shall promptly notify the Company of any submissions, proposals or offers made with respect to a Business Combination as soon as practicable following Sponsor’s awareness thereof.

5.    Representations and Warranties. Sponsor hereby represents and warrants to the Company as follows:

(a)    Sponsor owns free and clear of all Liens (other than transfer restrictions under applicable securities Laws) (i) 5,701,967 shares of Parent Class B Stock and (ii) no shares of Parent Common Stock or preferred stock (the “Sponsor Securities”). Sponsor has, and will have at all times during the term of this Sponsor Agreement, the sole voting power with respect to the Sponsor Securities. The Sponsor Securities are the only equity securities in Parent owned of record or beneficially by Sponsor on the date of this Sponsor Agreement, and none of the Sponsor Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Sponsor Securities, except as provided hereunder. Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity interests of Parent or any equity securities convertible into, or which can be exchanged for, equity securities of Parent.

(b)    Sponsor has been duly formed and is validly existing as a limited liability company and in good standing under the Laws of its jurisdiction of formation, and has the requisite power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Sponsor has all requisite power and authority to execute and deliver this Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder. The execution and delivery of this Sponsor Agreement have been, and the consummation of the transactions contemplated hereby has been, duly authorized by all requisite action by Sponsor. This Sponsor Agreement has been duly and validly executed and delivered by Sponsor and, assuming this Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Sponsor Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of Sponsor enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

(c)    There are no Actions pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, by or before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Entity, that would reasonably be expected to challenge or seek to enjoin, alter or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

(d)    The execution and delivery of this Sponsor Agreement by Sponsor does not, and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the Sponsor Organization Documents or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or the Sponsor Securities), in each case, to the extent such consent, approval or other action would reasonably be expected to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

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(e)    Except as described on Section 4.13 of the Parent Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by Sponsor, for which Parent or any of its Affiliates may become liable.

(f)    Sponsor has had the opportunity to read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors.

(g)    Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of Sponsor’s obligations hereunder.

(h)    Sponsor understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Sponsor Agreement.

6.    Sponsor Agreements. Unless the Merger Agreement is terminated in accordance with its terms, Sponsor hereby unconditionally and irrevocably agrees to:

(a)    at the Parent Common Stockholders Meeting (including any adjournment thereof or any other stockholder or warrantholder meeting of Parent at which any of the Transaction Proposals are to be voted on), to be present in person or by proxy and vote, or cause to be voted at such meeting, all Sponsor Securities entitled to vote thereon in favor of the Transaction Proposals;

(b)    at the Parent Common Stockholders Meeting (including any adjournment thereof or any other stockholder or warrantholder meeting of Parent at which any of the Transaction Proposals are to be voted on), to be present in person or by proxy and vote, or cause to be voted at such meeting, all Sponsor Securities entitled to vote thereon against (i) any Business Combination other than with the Company, its stockholders and their respective affiliates and representatives; (ii) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of Parent; (iii) any change in the business, management or Board of Directors of Parent; and (iv) any other action, proposal or agreement that would be reasonably expected to (1) impede, frustrate, nullify, interfere with, delay, postpone or adversely affect the Transaction Proposals or any of the other transactions contemplated by the Merger Agreement, in each case, other than the proposal to adjourn the Parent Common Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the other Transaction Proposals, (2) result in a breach of any covenant, representation or warranty or other obligation or agreement of Parent or Sponsor under the Merger Agreement, (3) result in a breach of any covenant, representation or warranty or other obligation or agreement of Sponsor contained in this Sponsor Agreement, (4) result in any of the conditions set forth in Article VI of the Merger Agreement not being fulfilled or (5) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Parent;

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(c)    at any applicable annual or special meeting of Parent or action taken by written consent in lieu thereof prior to the Closing, vote or consent to, or cause to be voted or consented to, at such meeting (or written consent in lieu thereof), all Sponsor Securities entitled to vote thereon for such actions as are necessary to cause the election of members of the Board of Directors of the Company; and

(d)    not redeem any shares of Parent Common Stock owned by it in connection with the Parent Common Stockholders Meeting.

7.    Restricted Shares.

(a)    Effective as the Effective Time, the Restricted Shares (as defined below) shall be subject to the terms and conditions of this Section 7. As used in this Agreement, the term “Restricted Shares” shall mean 1,710,590 shares of Parent Class B Stock and the shares of Parent Common Stock issuable upon conversion of such shares in connection with the Closing; provided that if, immediately prior to the Closing, holders of shares of Parent Common Stock have validly elected to redeem a number of shares of Parent Common Stock in the Offer (and have not withdrawn such redemptions) that would result in greater than 40% of the Trust Amount (as calculated at Closing) being paid to such redeeming holders for such redemptions, then the term “Restricted Shares” shall mean 2,565,885 shares of Parent Class B Stock and the shares of Parent Common Stock issuable upon conversion of such shares in connection with the Closing.

(b)    Sponsor hereby (i) appoints Parent as Sponsor’s attorney-in-fact to take such actions as may be necessary or appropriate to effectuate a transfer of the record ownership of any Restricted Shares that are granted or forfeited hereunder, (ii) agrees to deliver to Parent, as a precondition to the issuance of any certificate or certificates with respect to any Restricted Shares granted hereunder, one or more stock powers, endorsed in blank, with respect to such Restricted Shares, and (iii) agrees to sign such other powers and take such other actions as Parent may reasonably request to accomplish the transfer to Parent of any unvested Restricted Shares that are forfeited hereunder.

(c)    Vesting of Restricted Shares.

(i)    If, as of any date following the Closing Date, the closing price of a share of Parent Common Stock on the Nasdaq Stock Market LLC (the “Closing Share Price”) equals or exceeds the share price levels set forth in this Section 7(c)(i), then the corresponding Restricted Shares set forth herein will be deemed vested as of the close of trading on such date of determination:

(1)    One-half (1/2) of the Restricted Shares (the “First Tranche Shares”) will vest if the Closing Share Price is greater than or equal to $12.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on any trading day following the Closing; and

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(2)    One-half (1/2) of the Restricted Shares (and, if not already vested, all of the First Trance Shares) will vest if the Closing Share Price is greater than or equal to $14.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on any trading day following the Closing.

(ii)    Upon the occurrence of a Change in Control (as defined in the Omnibus Incentive Plan as in effect on the Closing Date), any unvested Restricted Shares shall become fully vested.

(d)    The Restricted Shares shall be evidenced by book-entry shares on the books and records of Parent or Parent’s transfer agent, as Parent may determine, in Sponsor’s name. Sponsor agrees that, during the period between Closing and the vesting of a Restricted Share, Parent may (i) give stop-transfer instructions to the depository (if any) to ensure compliance with the provisions hereof or (ii) instruct Parent’s transfer agent to include a legend substantially in the form set forth in Section 7(g) on such Restricted Share. Upon the vesting of a Restricted Share, Parent shall promptly, but in no event more than five (5) business days later, deliver to Sponsor a statement evidencing such Restricted Share, free of all legends, or shall promptly, but in no event more than five (5) business days later, cause any restrictions noted in the book-entry position to be removed.

(e)    Except as otherwise specifically provided in this Agreement, Sponsor shall have all the rights of a stockholder with respect to the Restricted Shares, including, without limitation, the right to vote such Restricted Shares and the right to receive dividends or distributions in respect of the Restricted Shares.

(f)    The Restricted Shares may not, at any time prior to becoming vested, be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by Sponsor. Notwithstanding the foregoing, Sponsor may transfer all or any portion of the Restricted Shares to any of its Affiliates (as defined in the Omnibus Incentive Plan) if such Affiliate agrees in writing (including via email) to be bound by the terms and conditions set forth herein with respect to such transferred Restricted Shares. Except as set forth in the immediately preceding sentence, any purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance of the Restricted Shares shall be void and unenforceable against Parent.

(g)    Any certificates representing unvested Restricted Shares shall be held by Parent, and any such certificate shall contain a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO VESTING REQUIREMENTS SET FORTH IN THE SPONSOR AGREEMENT, DATED AS OF FEBRUARY 14, 2022, BY AND AMONG BRANDED ONLINE, INC. DBA NOGIN, SOFTWARE ACQUISITION GROUP INC. III AND SOFTWARE ACQUISITION HOLDINGS III, LLC, AND MAY ONLY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED AFTER THE VESTING REQUIREMENTS HAVE BEEN SATISFIED PURSUANT TO THE TERMS SET FORTH IN SUCH SPONSOR AGREEMENT.

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If shares of Parent Common Stock are certificated, then, as soon as practicable following the vesting of any such Restricted Shares, Parent shall cause a certificate or certificates covering such Restricted Shares, without the aforesaid legend, to be issued and delivered to the Sponsor. If any Restricted Shares are held in book-entry form, Parent may take such steps as it deems necessary or appropriate to record and manifest the restrictions applicable to such Restricted Shares.

(h)    Adjustment for Change in Capitalization.

(i)    In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of Parent’s direct or indirect ownership of a subsidiary, or similar event affecting Parent or any of its subsidiaries (each, a “Corporate Transaction”), the board of directors of Parent (the “Board”) or any committee designated by the Board (the “Committee”) may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (i) the number and kind of shares or other securities subject to outstanding Restricted Shares, and (ii) the performance thresholds set forth in Section 7(c).

(ii)    In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of Parent, or separation or spinoff, in each case, without consideration, or other extraordinary dividend of cash or other property to Parent’s stockholders, the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (i) the number and kind of shares or other securities subject to outstanding Restricted Shares, and (ii) the performance thresholds set forth in Section 7(c).

(iii)    In the case of Corporate Transactions, such adjustments may include, without limitation, (i) the cancellation of outstanding Restricted Shares in exchange for payments of cash, property, or a combination thereof having an aggregate value equal to the value of such Restricted Shares, as determined by the Board in its good faith discretion; (ii) the substitution of other property (including, without limitation, cash or other securities of Parent and securities of entities other than Parent) for outstanding Restricted Shares; and (iii) in connection with any sale of a division, separation, or spinoff, arranging for the assumption of Restricted Shares, or replacement of Restricted Shares with new awards based on other property or other securities (including, without limitation, other securities of Parent and securities of entities other than Parent), by the affected subsidiary, affiliate, or division or by the entity that controls such subsidiary, affiliate, or division following such transaction (as well as any corresponding adjustments to Restricted Shares that remain based upon Parent’s securities).

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8.    Lock-Up; Transfer Restrictions.

(a)    The Sponsor agrees that it shall not Transfer any shares of Parent Class B Stock (or any the shares of Parent Common Stock issuable upon conversion of such shares in connection with the Closing) (the “Sponsor Lock-up”) until the earlier of (A) one year after the Closing Date and (B) the date following the Closing Date on which Parent completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s stockholders having the right to exchange their Parent Common Stock for cash, securities or other property (the “Sponsor Lock-up Period”). Notwithstanding the foregoing, if the Closing Share Price equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date, the shares of Parent Common Stock shall be released from the Sponsor Lock-up.

(b)    The Sponsor agrees that it shall not effectuate any Transfer of Private Placement Warrants or Parent Common Stock underlying such Private Placement Warrants until thirty (30) days after the Closing Date.

(c)    Notwithstanding the provisions set forth in paragraphs 8(a) and (b), Transfers of the shares of Parent Class B Common Stock (or any the shares of Parent Common Stock issuable upon conversion of such shares in connection with the Closing), Private Placement Warrants and shares of Parent Common Stock underlying the Private Placement Warrants are permitted (i) to Parent’s officers or directors, any affiliate or family member of any of Parent’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (ii) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by virtue of the laws of Delaware or the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; or (vi) in the event of Parent’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of Parent’s stockholders having the right to exchange their Parent Common Stock for cash, securities or other property subsequent to the Closing; provided, however, that in the case of clauses (i) through (v) these permitted transferees must enter into a written agreement with Parent agreeing to be bound by these transfer restrictions.

(d)    As used herein,

(i)    “Transfer” shall mean the (1) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (2) entry into any swap or other arrangement that transfers to another, in whole or in part, any of

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the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (3) public announcement of any intention to effect any transaction specified in clause (1) or (2);

(ii)    “Private Placement Warrants” shall mean the Parent Warrants to purchase up to 9,982,754 shares of Parent Common Stock that the Sponsor purchased for an aggregate purchase price $9,982,754, or $1.00 per Parent Warrant, in a private placement that occurred simultaneously with the consummation of Parent’s initial public offering.

9.    Further Assurances. Sponsor hereby irrevocably and unconditionally agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any action or claim, derivative or otherwise, against the Company, Parent or any of their respective Affiliates, successors and assigns relating to the negotiation, execution or delivery of this Sponsor Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby.

10.    No Inconsistent Agreement. Sponsor hereby represents and covenants that Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of Sponsor’s obligations hereunder.

11.    Termination. This Sponsor Agreement shall terminate, and have no further force and effect, (a) prior to the Closing Date, upon the termination of the Merger Agreement in accordance with its terms and (b) subsequent to the Closing Date, upon the later of (i) the vesting of all of the Restricted Shares in accordance with Section 7(c) herein and (ii) the end of the Sponsor Lock-up Period. No such termination or reversion shall relieve the Sponsor, Parent or the Company from any liability resulting from a breach of this Sponsor Agreement occurring prior to such termination or reversion.

12.    Miscellaneous. Sections 9.2 through 9.14, Section 9.16 and Section 9.17 of the Merger Agreement are incorporated by reference herein and shall apply hereto mutatis mutandis.

*    *     *    *    *

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Please indicate your agreement to the terms of this Sponsor Agreement by signing where indicated below.

SOFTWARE ACQUISITION HOLDINGS III, LLC

By:	/s/ Jonathan Huberman
Name:	Jonathan Huberman
Title:	Managing Member

Signature Page to Sponsor Agreement

Accepted and Agreed:

SOFTWARE ACQUISITION GROUP INC. III

By:	/s/ Jonathan Huberman
Name:	Jonathan Huberman
Title:	Chairman, CEO & CFO

Signature Page to Sponsor Agreement

Accepted and Agreed:

BRANDED ONLINE, INC. DBA NOGIN

By:	/s/ Jan Nugent
Name:	Jan Nugent
Title:	Chief Executive Officer

Signature Page to Sponsor Agreement

Exhibit 10.2

COMPANY SUPPORT AGREEMENT

This Company Support Agreement (this “Agreement”), dated as of February 14, 2022, is entered into by and among Software Acquisition Group Inc. III, a Delaware corporation (“SWAG III”), Branded Online, Inc. dba Nogin, a Delaware corporation (the “Company”), and certain of the stockholders of the Company, whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”, and SWAG III, the Company and the Stockholders, each a “Party”, and collectively, the “Parties”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, SWAG III, the Company and Nuevo Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of SWAG III (“Merger Sub”), are entering into an Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and, after giving effect to the Merger, becoming a wholly owned subsidiary of SWAG III;

WHEREAS, as of the date hereof, each Stockholder is the sole record owner and “beneficial owner” (as such term is used herein, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and is entitled to dispose of and vote, the number of shares of Company Stock set forth opposite such Stockholder’s name on Schedule 1 attached hereto (collectively, with respect to each Stockholder, such Stockholder’s “Owned Shares”); and such Owned Shares, together with (i) any additional shares of Company Stock (or any securities convertible into or exercisable or exchangeable for Company Common Stock or Company Preferred Stock) in which such Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities and (ii) any additional shares of Company Stock with respect to which such Stockholder has the right to vote through a proxy, the “Covered Shares”);

WHEREAS, upon the consummation of the Merger, each of the following agreements will terminate pursuant to the requisite consent of the Company and the parties thereto: (i) that certain Amended and Restated Investor Rights Agreement, dated as of June 2, 2017, by and among the Company, the Investors and the Key Holders (as such terms are defined therein) (the “Investor Rights Agreement”), (ii) that certain Amended and Restated Voting Agreement, dated as of June 2, 2017, by and among the Company, the Investors and the Key Holders (as such terms are defined therein) (the “Voting Agreement”), (iii) that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of June 2, 2017, by and among the Company, the Investors and the Key Holders (as such terms are defined therein) (the “ROFR Agreement”), and (iv) any agreements listed on Section 5.13 of the Schedules (the “Schedules Agreements” and, together with the Investor Rights Agreement, the Voting Agreement and the ROFR Agreement, the “Investment Agreements”); and

WHEREAS, as a condition and inducement to the willingness of SWAG III to enter into the Merger Agreement, the Company and the Stockholders are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, SWAG III, the Company and each Stockholder hereby agree as follows:

1.    Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 5 and the last paragraph of this Section 1, each Stockholder, solely in his, her or its capacity as a stockholder or proxy holder of the Company, irrevocably and unconditionally agrees, and agrees to cause any other holder of record of any of the Stockholder’s Covered Shares, to validly execute and deliver to the Company in respect of all of the Stockholder’s Covered Shares, as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to the stockholders of SWAG III and the Company, and in any event within forty-eight (48) hours after the Registration Statement is declared effective and delivered or otherwise made available to the stockholders of SWAG III and the Company, a written consent in respect of all of the Stockholder’s Covered Shares approving the Merger Agreement and the Transactions. In addition, subject to the last paragraph of this Section 1, prior to the Termination Date (as defined herein), each Stockholder, in his, her or its capacity as a stockholder or proxy holder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, such Stockholder shall, and shall cause any other holder of record of any of such Stockholder’s Covered Shares to:

(a)    when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b)    vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Stockholder) in favor of the Transactions and the adoption of the Merger Agreement and any other matters necessary or reasonably requested by the Company for consummation of the Transactions;

(c)    in any other circumstances upon which a consent or other approval is required under the Company’s Organizational Documents or the Investment Agreements or otherwise sought in connection with the Merger Agreement or the Transactions, vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Covered Shares held at such time in favor thereof;

(d)    vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with

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respect to), all of such Stockholder’s Covered Shares against (i) any Acquisition Proposal and (ii) any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger Agreement or the Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Stockholder contained in this Agreement;

(e)    waive any rights to conversion set forth in Section IV.D.5 of the Company’s Third Amended and Restated Certificate of Incorporation (the “Charter”), as applicable; and

(f)    waive any rights to redemption set forth in Section IV.D.6 of the Company’s Charter, as applicable.

The obligations of each Stockholder specified in this Section 1 shall apply whether or not the Transactions are recommended by the board of directors of the Company or the board of directors of the Company has previously recommended the Transactions but changed such recommendation.

2.    No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that such Stockholder shall not (i) enter into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement (for the avoidance of doubt, other than such proxy granted in Section 4), or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3.    Waiver of Appraisal Rights. Each Stockholder hereby agrees not to assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any appraisal rights (including under Section 262 of the DGCL) with respect to the Merger and any rights to dissent with respect to the Merger (collectively, “Appraisal Rights”).

4.    Irrevocable Proxy. Each Stockholder hereby revokes any proxies that such Stockholder has heretofore granted with respect to such Stockholder’s Covered Shares (other than pursuant to Section 1.9 of the Voting Agreement), hereby irrevocably constitutes and appoints the then-acting chief executive officer of the Company as attorney-in-fact and proxy in accordance with the DGCL for and on such Stockholder’s behalf, for and in such Stockholder’s name, place and stead, in the event that such Stockholder fails to comply in any material respect with his, her or its obligations hereunder in a timely manner, to vote the Covered Shares of such Stockholder and grant all written consents thereto, in each case in accordance with the provisions of Section 1 and represent and otherwise act for such Stockholder in the same manner and with the same effect as if such Stockholder were personally present at any meeting held for the purpose of voting on the foregoing. The foregoing proxy is coupled with an interest, is irrevocable (and, with respect to any Stockholder that is an individual, as such shall survive and not be affected by the death, bankruptcy, incapacity, mental illness or insanity of the Stockholder) prior to the Termination Date and shall not be terminated by operation of Law or upon the occurrence of any other event other than following a termination of this Agreement pursuant to Section 5. Each Stockholder authorizes

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such attorney-in-fact and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution by SWAG III of the Merger Agreement and that such irrevocable proxy is given to secure the obligations of such Stockholder under Section 1. The irrevocable proxy set forth in this Section 4 is executed and intended to be irrevocable. Each Stockholder agrees not to grant any proxy that conflicts or is inconsistent with the proxy granted to the then-acting chief executive officer of the Company in this Agreement.

5.    Cash Consideration in Merger. Each Stockholder hereby acknowledges and agrees that, in accordance with and pursuant to the terms of the Merger Agreement, the Company Stockholders identified on Section 2.6 of the Schedules (the “Excess Cash Stockholders”), may receive Cash Merger Consideration in excess of their respective Pro Rata amount of the Cash Consideration Amount. Each Stockholder hereby irrevocably waives the right forevermore to bring any claim or action against the Company or any member of the Company’s Board of Directors (including from and after the Effective Time, SWAG III and its Affiliates) on the basis that such Excess Cash Stockholders will receive different Merger Consideration compared to such Stockholder or that that the Cash Merger Consideration to be received by an Excess Cash Stockholder is in excess of such Excess Cash Stockholder’s Pro Rata portion of the Cash Consideration Amount.

6.    Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the time this Agreement is terminated upon the mutual written agreement of the Company, SWAG III and the Stockholders (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”) and the representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement; provided, that the provisions set forth in Sections 9 and 14 through 27 shall survive the termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability resulting from a breach of this Agreement prior to the Termination Date or for any willful breach of, or actual fraud in connection with, this Agreement prior to such termination.

7.    Termination of Investment Agreements. Each Stockholder, by this Agreement, and with respect to any of its Covered Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time and provided that all Terminating Rights (as defined below) between the Company or any of its subsidiaries and any other holder of Company capital stock shall also terminate at such time, each of the Investment Agreements to which such Stockholder is a party, and if applicable to such Stockholder, any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, observer rights or rights to receive information delivered to the board of directors of the Company or other similar rights not generally available to stockholders of the Company (the “Terminating Rights”) between such Stockholder and the Company, but excluding, for the avoidance of doubt, any rights such Stockholder may have that relate to any indemnification, commercial or employment agreements or arrangements between such Stockholder and the Company or any subsidiary, which shall survive in accordance with their terms.

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8.    Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants (severally and not jointly as to itself only) to SWAG III as follows:

(a)    Such Stockholder is the sole record owner and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to or has a valid proxy to vote such shares, such Stockholder’s Covered Shares, free and clear of any Liens (other than as created by this Agreement or the organizational documents of the Company (including, for the purposes hereof, any agreements between or among stockholders of the Company). As of the date hereof, other than the Owned Shares set forth opposite such Stockholder’s name on Schedule 1, such Stockholder does not own beneficially or of record any shares of Company Common Stock or Company Preferred Stock (or any securities convertible into shares of Company Common Stock or Company Preferred Stock) or any interest therein. The Company agrees to provide SWAG III an updated Schedule 1, or written confirmation (including email) that no change has occurred since the date hereof, at least three (3) Business Days prior to the Closing Date.

(b)    Such Stockholder, in each case, except as provided in this Agreement, the Investment Agreements or the Organizational Documents of the Company, (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein whether by ownership or by proxy, in each case, with respect to such Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, and has no knowledge and is not aware of any such proxy or power of attorney in effect, and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, and has no knowledge and is not aware of any such agreement or undertaking.

(c)    Such Stockholder affirms that (i) if such Stockholder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if such Stockholder is not a natural person, (A) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (B) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and, subject to the due execution and delivery of this Agreement by each other Party, constitutes a legally valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with the terms hereof (except, in any case, as may be limited by applicable bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by principles of equity).

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(d)    Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or be made by such Stockholder with, any Governmental Entity in connection with the execution, delivery and performance by such Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Transactions.

(e)    The execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of such Stockholder (if such Stockholder is not a natural person), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of such Stockholder pursuant to any Contract binding upon such Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 7(d), under any applicable Law to which such Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon such Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby or the Transactions.

(f)    As of the date of this Agreement, there is no Action pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that, in any manner, questions the beneficial or record ownership of the Stockholder’s Covered Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Agreement.

(g)    Such Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of SWAG III and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that SWAG III and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Covered Shares held by such Stockholder are irrevocable.

(h)    Such Stockholder understands and acknowledges that SWAG III is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

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(i)    No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which SWAG III or the Company is or could be liable in connection with the Merger Agreement or this Agreement or any of the respective transactions contemplated hereby or thereby, in each case based upon arrangements made by such Stockholder in his, her or its capacity as a stockholder or, to the knowledge of such Stockholder, on behalf of such Stockholder in his, her or its capacity as a stockholder.

9.    Certain Covenants of the Stockholders. Except in accordance with the terms of this Agreement, each Stockholder hereby covenants and agrees as follows:

(a)    No Solicitation. Subject to Section 10 hereof, prior to the Termination Date, each Stockholder shall not take, and, to the extent applicable, shall direct its Affiliates and Representatives not to take, whether directly or indirectly, any action to (i) solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or knowingly encourage, respond to, or provide information to, any Person (other than SWAG III, the Company and/or any of their respective Affiliates or Representatives) that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) commence, continue or renew any due diligence investigation regarding, or that is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral, with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Proposal, or (iii) solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond to, provide information to or commence due diligence with respect to, any Person (other than SWAG III, the Company and/or any of their respective Affiliates or Representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any Acquisition Proposal other than with SWAG III, the Company and their respective Affiliates and Representatives; provided, that, in the case of clauses (ii) and (iii), the execution, delivery and performance of this Agreement and the transactions contemplated hereby shall not be deemed a violation of this Section 9(a). Such Stockholder shall, and shall direct its Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Proposal. If a Stockholder or any of its Affiliates receives any inquiry or proposal regarding an Acquisition Proposal, then such Stockholder shall (A) notify SWAG III promptly upon receipt of any Acquisition Proposal by such Stockholder, and describe the material terms and conditions of any such Acquisition Proposal in reasonable detail and (B) keep SWAG III reasonably informed on a current basis of any modifications to such offer or information.

Notwithstanding anything in this Agreement to the contrary, (i) such Stockholder shall not be responsible for the actions of the Company or the board of directors of the Company (or any committee thereof), any subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (collectively, the “Company Related Parties”), (ii) such Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, and (iii) any breach by the Company of its obligations under Section 5.12 of the Merger Agreement shall not be considered a breach of this Section 9(a) (it being understood that, for the avoidance of doubt, such Stockholder or his, her or its Representatives (other than any such Representative that is a Company Related Party) shall remain responsible for any breach by such Stockholder or his, her or its Representatives of this Section 9(a)).

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(b)    Each Stockholder hereby agrees, prior to the Termination Date, not to (except in each case pursuant to the Merger Agreement), (i) directly or indirectly, (x) Transfer (as defined below) or cause to be Transferred, or (y) enter into any Contract or option with respect to the Transfer of, any of such Stockholder’s Covered Shares or any voting rights with respect thereto, or (ii) publicly announce any intention to effect any transaction specified in clauses (x) or (y), or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of such Stockholder or to another Stockholder of the Company that is a party to this Agreement and bound by the terms and obligations hereof (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to SWAG III, to assume all of the obligations of such Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 9(b) shall not relieve such Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 9(b) with respect to the Stockholder’s Covered Shares shall be null and void. For purposes of this Section 9(b), “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (i) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

(c)    Each Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

(d)    Confidentiality. Each Stockholder agrees that it understands and acknowledges that it may have had access to and may have learned (i) information proprietary to the Company, (ii) other information proprietary to the Company, including trade secrets, processes, patent and trademark applications, product development, price, customer and supply lists, sales, pricing and marketing plans, policies and strategies, details of client and consultant contracts, supplier, partner, merchant, lender, originator, processor, marketer, servicer and purchaser identities, operations methods, product development techniques, business acquisition plans and all other confidential information with respect to the businesses of the Company, and (iii) other confidential and/or proprietary information of the Company obtained by such Stockholder prior to the earlier of (x) the Effective Time and (y) the valid termination of the Merger Agreement, including the terms of, or other facts relating to, this Support Agreement, the Merger Agreement, the Mergers and the other Transaction Agreements and the other Transactions (collectively, “Proprietary Information”). Each Stockholder agrees as to only that, except for disclosures to such its counsel and accountants or in the proper performance of its duties with the Group Companies, it (i) will keep confidential all Proprietary Information, (ii) will not, directly or

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indirectly, disclose any Proprietary Information to any third party or use any Proprietary Information in any way and (iii) will not, directly or indirectly, misuse, misappropriate or exploit any Proprietary Information in any way. The restrictions contained in this Section 9(d) shall not apply to any information which (x) is at the Closing Date or thereafter (or if the Merger Agreement is terminated, at the date of termination or thereafter) becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by Stockholder, or (y) is required to be disclosed by applicable Legal Requirements; provided that in such event, such Stockholder shall use reasonable efforts to give reasonable advance notice of such requirement to the Company (if prior to the Closing) or Parent (if after the Closing) to enable the Company or Parent (at its expense) to seek a protective order or other appropriate remedy with respect to such permitted disclosure. No Stockholder or any of a Stockholder’s Affiliates shall issue or make any press release or other public announcement concerning (or otherwise disclose to any Person the existence or terms of) this Support Agreement, the Merger Agreement or any of the Transactions, without Parent’s and the Company’s prior written consent.

(e)     Notwithstanding anything herein to the contrary, any confidentiality, nondisclosure or similar provision in this Support Agreement does not prohibit or restrict a Stockholder from initiating communications directly with, responding to any inquiry from, making disclosures that are protected under the whistleblower provisions of federal law or regulation, or providing testimony before the Department of Justice, the Securities and Exchange Commission, the Congress, any agency Inspector General, FINRA (formerly the National Association of Securities Dealers, Inc.), any other government agency or legislative body or any self-regulatory organizations or any other state or federal regulatory authority, in each case, without advance notice to Parent or the Company. Pursuant to 18 U.S.C. § 1833(b), such Stockholder will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret of the Company that (i) is made (A) in confidence to a Federal, State, or local government official, either directly or indirectly, or to such Person’s attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. If a Stockholder files a lawsuit for retaliation by Parent or the Company for reporting a suspected violation of law, such Stockholder may disclose the trade secret to such Person’s attorney and use the trade secret information in the court proceeding, if such Person (i) files any document containing the trade secret under seal, and (ii) does not disclose the trade secret, except pursuant to court order. Nothing in this Support Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section.

10.    Lock-up. The Stockholders hereby agree and acknowledge that the shares of Parent Common Stock (including the shares of Parent Common Stock issuable upon exercise of Parent Options) held by the Stockholders immediately following the Closing shall be subject to the lock-up provisions set forth in Section 7.13 of the Form of Amended and Restated Bylaws of SWAG III attached to the Merger Agreement as Exhibit E.

11.    Further Assurances. From time to time, at SWAG III’s request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the Transactions and the transactions contemplated hereby. Each Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any

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class in any class action with respect to, any action or claim, derivative or otherwise, against SWAG III, SWAG III’s Affiliates, SWAG Sponsor, the Company or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby.

12.    Disclosure. Such Stockholder hereby authorizes the Company and SWAG III to publish and disclose in any announcement or disclosure required by the SEC such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s obligations under this Agreement. Each Stockholder will promptly provide any information reasonably requested by SWAG III or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

13.    Changes in Capital Stock. In the event (i) of a stock split, stock dividend or distribution, or any change in Company Common Stock or Company Preferred Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, (ii) a Stockholder purchases or otherwise acquires beneficial ownership of any Company Common Stock or Company Preferred Stock or (iii) a Stockholder acquires the right to vote or share in the voting of any Company Common Stock or Company Preferred Stock, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

14.    Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by SWAG III, the Company and the applicable Stockholder.

15.    Waiver. No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such Party.

16.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 16):

if to the Stockholder, to the address or email address set forth opposite such Stockholder’s name on Schedule 1, or in the absence of such address or email address being set forth on Schedule 1, the address (including email) set forth in the Company’s books and records,

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with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attn:	Ryan J. Maierson
John M. Greer
Ryan J. Lynch
Email:	Ryan.Maierson@lw.com
John.Greer@lw.com
Ryan.Lynch@lw.com

if to the Company, to it at:

Branded Online, Inc. dba Nogin

1775 Flight Way STE 400

Tustin, CA 92782

Attn:	Jan Nugent; Geoffrey Van Haeren
Email:	jnugent@nogin.com; gvanhaeren@nogin.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attn:	Ryan J. Maierson
John M. Greer
Ryan J. Lynch
Email:	Ryan.Maierson@lw.com
John.Greer@lw.com
Ryan.Lynch@lw.com

if to SWAG III, to it at:

c/o Software Acquisition Group Inc.

1980 Festival Plaza Drive

Suite 300

Las Vegas, NV 89135

Attn:	Jonathan Huberman

Telephone: (310) 991-4982

Email:	jon@softwareaqn.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East

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Los Angeles, CA 90067

Attn:	Damon R. Fisher
Christian O. Nagler
Brooks Antweil

Facsimile No.: (213) 680-8113

Email:	dfisher@kirkland.com
cnagler@kirkland.com
brooks.antweil@kirkland.com

17.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in SWAG III any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of each Stockholder shall remain vested in and belong to the Stockholder, and SWAG III shall have no authority to direct the Stockholders in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein (including pursuant to Section 4 hereto).

18.    Entire Agreement; Time of Effectiveness. This Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof. This Agreement shall not be effective or binding upon the Stockholders until after such time as the Merger Agreement is executed and delivered by the Company, SWAG III and Merger Sub.

19.    No Third-Party Beneficiaries. Each Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of SWAG III in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the Parties hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as Parties; provided that the Company shall be an express third party beneficiary with respect to Section 8 and Section 9.

20.    Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a)    This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflicts of laws to the extent such principles or rules are not mandatorily applicable and would require or permit the application of the Laws of another jurisdiction other than the State of Delaware.

(b)    In addition, each of the Parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State

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of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 16.

(c)    EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

21.    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall (a) be assigned by any of the Stockholders in whole or in part (whether by operation of Law or otherwise) without the prior written consent of SWAG III and the Company or (b) be assigned by SWAG III or the Company in whole or in part (whether by operation of law or otherwise) without the prior written consent of (i) the Company or SWAG III, respectively, and (ii) the applicable Stockholder. Any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

22.    Trust Account Waiver. Notwithstanding anything to the contrary set forth herein, each Stockholder acknowledges that SWAG III has established the trust account described therein (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SWAG III’s public shareholders and certain other parties (including the underwriters of the IPO). Accordingly, each Stockholder (on behalf of itself and its affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and SWAG III to collect from the Trust Account any monies that may be owed to them by SWAG III or any of its affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any knowing and intentional material breach by any of the parties to this Agreement of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. This Section 22 shall survive the termination of this Agreement for any reason.

23.    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such

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party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of SWAG III or the Stockholders under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

24.    Enforcement. The rights and remedies of the Parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including each Stockholder’s obligations to vote its Covered Shares as provided in this Agreement, in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any state or federal court located in the State of Delaware, without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

25.    Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

26.    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

27.    Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural,

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and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

28.    Capacity as a Stockholder or Proxy holder. Notwithstanding anything herein to the contrary, each Stockholder or proxy holder signs this Agreement solely in the Stockholder’s or proxy holder’s capacity as a stockholder or proxy holder of the Company, and not in any other capacity and this Agreement shall not limit, prevent or otherwise affect the actions of the Stockholder, proxy holder or any Affiliate or Representative of the Stockholder or proxyholder, or any of their respective Affiliates in his or her capacity, if applicable, as an officer or director of the Company (or any Subsidiary of the Company) or any other Person, including in the exercise of his or her fiduciary duties as a director or officer of the Company or any Subsidiary of the Company. No Stockholder shall be liable or responsible for any breach, default, or violation of any representation, warranty, covenant or agreement by any other Stockholder that is also a Party and each Stockholder shall solely be required to perform its obligations hereunder in its individual capacity.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

SOFTWARE ACQUISITION GROUP INC. III

By:	/s/ Jonathan Huberman
Name:	Jonathan Huberman
Title:	Chairman, CEO & CFO

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

BRANDED ONLINE, INC. DBA NOGIN

By:	/s/ Jan Nugent
Name:	Jan Nugent
Title:	Chief Executive Officer

[Signature Page to Company Support Agreement]

JAN NUGENT

/s/ Jan Nugent
Name: Jan Nugent

GEOFFREY VAN HAEREN

/s/ Geoffrey Van Haeren
Name: Geoffrey Van Haeren

STEPHEN CHOI

/s/ Stephen Choi
Name: Stephen Choi

IRON GATE INVESTMENTS XVII, LLC

/s/ Ryan Pollock
Name: Ryan Pollock
Title: Managing Partner

[Signature Page to Company Support Agreement]

Exhibit 10.3

FORM OF

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

BRANDED ONLINE, INC. DBA NOGIN,

THE SPONSOR HOLDERS SIGNATORY HERETO

AND

THE LEGACY NOGIN HOLDERS SIGNATORY HERETO

DATED [●], 2022

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AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT, dated as of [●], 2022 (this “Agreement”), is made and entered into by and among Nogin, Inc. (formerly known as Software Acquisition Group Inc. III), a Delaware corporation (the “Company”), each equityholder designated as a Sponsor Holder on Schedule A hereto (each a, “Sponsor Holder” and collectively, the “Sponsor Holders”), and each equityholder designated as a Legacy Nogin Holder on Schedule B hereto (each a “Legacy Nogin Holder” and, collectively, the “Legacy Nogin Holders” and, together with Sponsor Holders, the “Holders”).

RECITALS

WHEREAS, the Company, Nuevo Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Branded Online, Inc., a Delaware corporation (“Legacy Nogin”), are party to that certain Agreement and Plan of Merger, dated as of February 14, 2021 (the “Merger Agreement”), pursuant to which, on the effective date of the merger, Merger Sub merged with and into Legacy Nogin (the “Merger”), with Legacy Nogin surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, pursuant to the Merger Agreement and in connection with the Merger, the Legacy Nogin Holders received shares of Common Stock (as defined herein) on the effective date of the Merger (the “Merger Shares”);

WHEREAS, the Sponsor Holders held an aggregate of 5,701,967 shares of Class B common stock of the Company, par value $0.0001 per share, immediately prior to the consummation of the Merger, which, upon the consummation of the Merger, have automatically been converted into 5,701,967 shares of Common Stock (the “Sponsor Shares”);

WHEREAS, the Sponsor Holders currently hold 9,982,754 private placement warrants (the “Private Placement Warrants”) to purchase shares of Common Stock at an exercise price of $11.50 per share;

WHEREAS, the Company, Software Acquisition Holdings III LLC and the parties listed under Holder on the signature page thereto are parties to that certain Registration Rights Agreement, dated as of July 28, 2021 (the “Prior Agreement”); and

WHEREAS, in connection with the consummation of the Merger, the parties to the Prior Agreement desire to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto desire to enter into this Agreement pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual premises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged,

IT IS AGREED as follows:

1.	DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person; provided that for purposes of this Agreement no Holder shall be deemed to be an Affiliate of any other Holder solely as a result of such Holder’s ownership of securities in the Company.

“Agreement” shall have the meaning set forth in the Preamble hereof.

“Blackout Period” shall have the meaning set forth in Section 2(e)(ii) of this Agreement.

“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction and without a lock-up agreement of more than sixty days to which the Company is a party (including, for the avoidance of doubt, any lock-up or clear market covenant contained in the underwriting agreement for such transaction).

“Board” shall mean the Board of Directors of the Company.

“Business Day” shall mean any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company” shall have the meaning set forth in the Preamble hereof.

“Demanding Holder” shall have the meaning set forth in Section 2(a)(iv) hereof.

“Exchange” shall have the meaning set forth in Section 5(c) of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended (or any corresponding provision of succeeding law) and the rules and regulations thereunder.

“FINRA” shall mean the Financial Industry Regulatory Authority.

“Holder” shall have the meaning set forth in the Preamble hereof.

“Legacy Nogin” shall have the meaning set forth in the Recitals hereof.

“Legacy Nogin Holders” shall have the meaning set forth in the Preamble hereof.

“Liabilities” shall have the meaning set forth in Section 4(a)(i) of this Agreement.

“Maximum Threshold” shall have the meaning set forth in Section 2(a)(v) hereof.

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“Merger” shall have the meaning set forth in the Recitals hereof.

“Merger Agreement” shall have the meaning set forth in the Recitals hereof.

“Merger Shares” shall have the meaning set forth in the Recitals hereof.

“Merger Sub” shall have the meaning set forth in the Preamble hereof.

“Minimum Takedown Threshold” shall have the meaning set forth in Section 2(a)(iv) hereof.

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Non-Holder Securities” shall have the meaning set forth in Section 2(a)(v) hereof.

“Other Coordinated Offering” shall have the meaning set forth in Section 2(c)(i) hereof.

“Person” shall mean any individual, partnership, corporation, limited liability company, joint venture, association, trust, unincorporated organization or other governmental or legal entity.

“Piggyback Registration” shall have the meaning set forth in Section 2(b)(i) hereof.

“Prior Agreement” shall have the meaning set forth in the Recitals hereof.

“Private Placement Warrants” shall have the meaning set forth in the Recitals hereof.

“Prospectus” means the prospectus or prospectuses included in any Registration Statement (including without limitation, any prospectus subject to completion and a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act and any term sheet filed pursuant to Rule 434 under the Securities Act), as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference or deemed to be incorporated by reference in such prospectus or prospectuses.

“Registrable Securities” shall mean (a) the Sponsor Shares, (b) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants), (c) any outstanding shares of Common Stock or Warrants held by a Holder as of the effective date of the Merger (including the Merger Shares), (d) any shares of Common Stock that may be acquired by Holders upon the exercise of a Warrant or other right to acquire Common Stock held by a Holder as of the date of this Agreement, (e) any shares of Common Stock or Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Warrant) of the Company otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144)

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or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (f) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clauses (a) through (e) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that such Registrable Securities shall cease to be Registrable Securities with respect to any Holder upon the earliest to occur of (a) when such Registrable Securities shall have been sold, transferred, disposed of or exchanged by such Holder in a transaction effected in accordance with, or exempt from, the registration requirements of the Securities Act, (b) the date on which such Registrable Securities can be sold by such Holder in accordance with Rule 144 without volume limitations or current public information reporting requirements and (c) the date on which such securities shall have ceased to be outstanding.

“Registration Statement” means any registration statement of the Company filed with the Commission under the Securities Act which covers any Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference or deemed to be incorporated by reference in such Registration Statement.

“Sale Expenses” shall mean (a) the fees and disbursements of counsel and independent public accountants for the Company incurred in connection with the Company’s performance of or compliance with this Agreement, including the expenses of any special audits or “comfort” letters required by or incident to such performance and compliance, and any premiums and other costs of policies of insurance obtained by the Company against liabilities arising out of the sale of any securities, (b) all filing and stock exchange fees, all fees and expenses of complying with securities or “blue sky” laws (including any legal investment memoranda related thereto), all fees and expenses of custodians, transfer agents and registrars, all printing and producing expenses, messenger and delivery expenses, (c) expenses relating to any analyst or Holder presentations or any “road shows” undertaken in connection with the marketing or selling of Registrable Securities, (d) fees and expenses in connection with any review by FINRA of the underwriting arrangements or other terms of the offering, and all fees and expenses of any “qualified independent underwriter,” and (e) costs of any selling agreements and other documents in connection with the offering, sale or delivery of Registrable Securities; provided, however, that “Sale Expenses” shall not include any out-of-pocket expenses of any Holder (other than as set forth in clause (b) above), transfer taxes, underwriting or brokerage commissions or discounts associated with effecting any sales of Registrable Securities that may be offered, which expenses shall be borne by such Holder.

“Securities Act” Securities Act of 1933, as amended.

“Shelf Registration Statement” shall have the meaning set forth in Section 2(a)(i) hereof.

“Shelf Takedown Limit” shall have the meaning set forth in Section 2(a)(iv) hereof.

“Sponsor Holders” shall have the meaning set forth in the Preamble hereof.

“Sponsor Shares” shall have the meaning set forth in the Recitals hereof.

“Subsequent Shelf Registration” shall have the meaning set forth in Section 2(a)(ii) hereof.

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“Suspension Period” shall have the meaning set forth in Section 2(e)(i) hereof.

“Termination Date” shall have the meaning set forth in Section 5(a) hereof.

“Underwritten Offering” shall mean a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

“Underwritten Shelf Takedown” shall have the meaning set forth in Section 2(a)(iv) hereof.

“Warrants” shall mean the warrants of the Company, including the Private Placement Warrants, with each whole warrant entitling the holder to purchase one share of Common Stock.

“Withdrawal Notice” shall have the meaning set forth in Section 2(a)(vi) hereof.

2.	REGISTERED OFFERINGS

(a)    Registration Rights.

(i)    Shelf Registration. Subject to Section 3(c), the Company agrees to file within fifteen (15) Business Days after the date of this Agreement, a shelf Registration Statement on Form S-1, or such other form under the Securities Act then available to the Company, providing for the resale of all Registrable Securities (determined as of two business days prior to such filing) pursuant to Rule 415, from time to time (a “Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective by the Commission as soon as practicable after the filing thereof. The Shelf Registration Statement shall provide for the resale from time to time, and pursuant to any method or combination of methods legally available (including, without limitation, an Underwritten Offering, a direct sale to purchasers or a sale through brokers or agents) to the Holders of any and all Registrable Securities. Following the filing of the Shelf Registration Statement, the Company shall use its commercially reasonable efforts to convert the Shelf Registration Statement on Form S-1 (and any Subsequent Shelf Registration) to a Registration Statement on Form S-3 as soon as practicable after the Company is eligible to use Form S-3.

(ii)    Subsequent Shelf Registration. If any Shelf Registration Statement (as defined below) ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 2(e), use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional registration statement as a Shelf Registration Statement (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable

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after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

(iii)    Additional Registrable Securities. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Holder that holds at least five percent (5.0%) of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf Registration Statement (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf Registration Statement or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year.

(iv)    Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf Registration Statement is on file with the Commission, any one or more Holders (any of the Holders being, in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf Registration Statement (each, an “Underwritten Shelf Takedown”); provided in each case that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder(s) with a total offering price reasonably expected to exceed, in the aggregate, $35.0 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Promptly (but in any event within ten (10) days) after receipt of a request for Underwritten Shelf Takedown, the Company shall give written notice of the Underwritten Shelf Takedown to all other Holders. The Company shall have the right to select the underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Holders may collectively demand up to four (4) Underwritten Shelf Takedowns pursuant to this Section 2(a)(iv) (the “Shelf Takedown Limit”) and the Holders may collectively demand no more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2(a)(iv) in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Shelf Takedown pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

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(v)    Reduction of Underwritten Shelf Takedown. If, in connection with an Underwritten Offering that is effectuated for the account of stockholders of the Company, including pursuant to Section 2(a)(iv) hereof, in which Registrable Securities are included, the managing underwriters of such Underwritten Offering advise the Company in writing that, in their opinion and in consultation with the Company, the number of shares of Common Stock, including any Registrable Securities, requested to be included in such Underwritten Offering exceeds the number that can be sold in such Underwritten Offering and/or that the number of Registrable Securities proposed to be included in any such Underwritten Offering would adversely affect the price per share of the Company’s equity securities to be sold in such Underwritten Offering (such maximum number of securities or Registrable Securities, as applicable, the “Maximum Threshold”), then the number of shares of Common Stock to be included in such Underwritten Offering shall be allocated among the Holders and holders of Non-Holder Securities as follows: (A) first, the shares comprised of Registrable Securities, pro rata, based on the amount of such Common Stock initially requested to be included by the Holders or as such Holders may otherwise agree, that can be sold without exceeding the Maximum Threshold; (B) second, to the extent that the Maximum Threshold has not been reached under the foregoing clause (A), the shares of Common Stock of a Holder of the Company’s securities other than Registrable Securities (“Non-Holder Securities”) that either (1) the Company is obligated to include pursuant to written contractual rights entered into prior to or on the date hereof or (2) such other contractual rights governing the applicable Non-Holder Securities, pro rata, based on the amount of such Common Stock initially requested to be included by the holders of Non-Holder Securities or as such holders of Non-Holder Securities may otherwise agree, that can be sold without exceeding the Maximum Threshold; (C) third, to the extent that the Maximum Threshold has not been reached under the foregoing clause (A), Non-Holder Securities that the Company is obligated to include pursuant to written contractual rights entered into after the date hereof that do not comply with clause (B)(2) above, that can be sold without exceeding the Maximum Threshold; and (C) fourth, to the extent that the Maximum Threshold has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Threshold.

(vi)    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the underwriter or underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that any Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Holders. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2(a)(iv), unless the Holder reimburses the Company for all Sale Expenses with respect to such Underwritten Shelf Takedown; provided that, if a Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten

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Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Holders for purposes of Section 2(a)(iv). Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Sale Expenses incurred in connection with a Underwritten Shelf Takedown prior to its withdrawal under this Section 2(a)(vi), other than if a Demanding Holder elects to pay such Sale Expenses pursuant to the second sentence of this Section 2(a)(vi).

(b)    Piggyback Rights.

(i)    Right to Piggyback. If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2(a)(iv) hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) for a rights offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration Statement, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to Section 2(b)(ii), the Company shall cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing underwriter or underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2(b)(i) to be included therein on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

(ii)    Reduction of Offering. If the managing underwriter or underwriters in an Underwritten Offering that is to be a Piggyback Registration advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires

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to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2(b) hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(A)    If the Registration or registered offering is initiated by the Company primarily for its own account, the number of shares of Common Stock to be included in such Underwritten Offering shall be allocated as follows: (A) first, the shares of Common Stock or other securities to be sold by the Company; (B) second, to the extent that the Maximum Threshold has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities hereunder; and (C) third, to the extent that the Maximum Threshold has not been reached under the foregoing clauses (A) and (B), Non-Holder Securities that the Company is obligated to include pursuant to separate written contractual rights that can be sold without exceeding the Maximum Threshold;

(B)    If the Registration or registered offering is initiated for the account of stockholders of the Company other than the Holders of Registrable Securities, the number of shares of Common Stock to be included in such Underwritten Offering shall be allocated as follows: (A) first, the shares comprised of Registrable Securities and the Non-Holder Securities that either (1) the Company is obligated to include pursuant to written contractual rights entered into prior to or on the date hereof or (2) such other contractual rights governing the applicable Non-Holder Securities provide that the Holder’s participation rights in such offering are pari passu with respect to registration cutbacks in the same fashion as set forth in this clause (A), pro rata, based on the amount of such Common Stock initially requested to be included by the Holders or holders of Non-Holder Securities or as such Holder or holders of Non-Holder Securities may otherwise agree, that can be sold without exceeding the Maximum Threshold; (B) second, to the extent that the Maximum Threshold has not been reached under the foregoing clause (A), Non-Holder Securities that the Company is obligated to include pursuant to written contractual rights entered into after the date hereof that do not comply with clause (A)(2) above, that can be sold without exceeding the Maximum Threshold; and (C) third, to the extent that the Maximum Threshold has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Threshold; and

(C)    If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2(a)(iv) hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2(a)(v).

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(iii)    Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2(a)(vi)) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the underwriter or underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration Statement, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2(a)(vi)), the Company shall be responsible for the Sale Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2(b)(iii).

(iv)    Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2(a)(vi), any Piggyback Registration effected pursuant to Section 2(b) hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2(a)(iv) hereof.

(c)    Block Trades; Other Coordinated Offerings.

(i)    Block Trades. Notwithstanding the foregoing, at any time and from time to time when an effective Shelf Registration Statement is on file with the Commission, if a Demanding Holder wishes to engage in (A) a Block Trade or (B) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case with a total offering price reasonably expected to exceed, in the aggregate, either (x) $35.0 million or (y) all remaining Registrable Securities held by the Demanding Holder, then notwithstanding the time periods provided for in Section 2(a)(iv), such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any underwriters or placement agents or sales agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering; provided further that in the case of such underwritten Block Trade or Other Coordinated Offering, only such Holder shall have a right to notice of and to participate in such offering.

(ii)    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company and the underwriter or underwriters or placement agents or sales agents (if any) of their intention to withdraw from

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such Block Trade or Other Coordinated Offering. If withdrawn, a demand for a Block Trade or Other Coordinated Offering shall constitute a demand for an Underwritten Shelf Takedown, unless the Holder reimburses the Company for all Sale Expenses with respect to such Block Trade or Other Coordinated Offering.

(iii)    Cap on Block Trades and Other Coordinated Offerings. Any Registration effected pursuant to this Section 2(c) shall be deemed an Underwritten Shelf Takedown and counted towards the Shelf Takedown Limit. Notwithstanding anything to the contrary in this Agreement, Section 2(b) hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

(d)    Continued Effectiveness. The Company shall use commercially reasonable efforts to keep any Registration Statement continuously effective for the period beginning on the date on which such Registration Statement is declared effective and ending on the date that all of Registrable Securities registered under the Registration Statement cease to be Registrable Securities. During the period that such Registration Statement is effective, the Company shall use commercially reasonable efforts to supplement or make amendments to the Registration Statement, if required by the Securities Act or if reasonably requested by Holder (whether or not required by the form on which the securities are being registered), including to reflect any specific plan of distribution or method of sale, and shall use its commercially reasonable efforts to have such supplements and amendments declared effective, if required, as soon as practicable after filing.

(e)    Suspension Period; Blackout Period.

(i)    Misstatement. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed (any such period, a “Suspension Period”).

(ii)    Other Suspension. Notwithstanding any provision of this Agreement to the contrary, if the Board determines in good faith that any use of a Registration Statement or Prospectus hereunder involving Registrable Securities would (i) reasonably be expected to, in the good faith judgment of the majority of the Board, after consultation with counsel to the Company, materially impede, delay or interfere with, or require premature disclosure of, any material financing, offering, acquisition, disposition, merger, corporate reorganization, segment reclassification or discontinuance of operations that is required to be reflected in pro forma or restated financial statements that amends historical financial statements of the Company, or other significant transaction or any negotiations, discussions or pending proposals with respect thereto, involving the Company or any of its subsidiaries; (ii) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control; or (iii) require, after consultation with counsel to the Company, the disclosure of material non-public information, the disclosure of which would (x) not be required to be made if a Registration Statement were not being used and (y) reasonably be expected to materially and

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adversely affect the Company, then the Company shall be entitled to suspend, for not more than sixty (60) consecutive days (any such period, a “Blackout Period”), but in no event (A) more than three (3) times in any consecutive twelve (12) month period (which periods may be successive) and (B) for more than an aggregate of one hundred twenty (120) days in any rolling twelve (12) month period, commencing on the date of this Agreement, the use of any Registration Statement or Prospectus and shall not be required to amend or supplement the Registration Statement, any related Prospectus or any document incorporated therein by reference. The Company promptly will give written notice of any such Blackout Period to the Holders.

(f)    Sale Expenses. All Sale Expenses of any Holder incurred in connection with Section 2 and Section 3 shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Sale Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

(g)    Market Stand-Off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), each Holder that holds greater than five percent (5%) of the outstanding Common Stock or is an executive officer or director of the Company that is given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the underwriters managing the offering otherwise agree by written consent. Each Holder that holds greater than five percent (5%) of the outstanding Common Stock or is an executive officer or director of the Company agrees to execute a customary lock-up agreement in favor of the underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

3.	PROCEDURES

(a)    In connection with the filing of any Registration Statement or sale of Registrable Securities as provided in this Agreement, the Company shall use commercially reasonable efforts to, as expeditiously as reasonably practicable:

(i)    notify promptly the Holders and, if requested by a Holder, confirm such advice in writing promptly at the address determined in accordance with Section 10(e), (A) of the issuance by the Commission or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (B) if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Company contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects, (C) of the happening of any event or the discovery of any facts during the period a Registration Statement is effective as a result of which such Registration Statement or any document incorporated by reference therein contains

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any Misstatement or alleged Misstatement (which information shall be accompanied by an instruction to suspend the use of the Registration Statement and the prospectus until the requisite changes have been made), (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (E) of the filing of a post-effective amendment to such Registration Statement;

(ii)    furnish each Holder’s legal counsel, if any, copies of any comment letters relating to such Holder received from the Commission or any other request by the Commission or any state securities authority for amendments or supplements to a Registration Statement and prospectus or for additional information relating to such Holder;

(iii)    use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement as promptly as practicable;

(iv)    upon the occurrence of any event or the discovery of any facts, as contemplated by Section 3(a)(i)(C) and Section 3(a)(i)(D), as promptly as practicable after the occurrence of such an event, use its commercially reasonable efforts to prepare a supplement or post-effective amendment to the Registration Statement or the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of Registrable Securities, such prospectus will not contain at the time of such delivery any Misstatement or alleged Misstatement. At such time as such public disclosure is otherwise made or the Company determines that such disclosure is not necessary, in each case to correct any Misstatement, the Company agrees promptly to notify the Holders of such determination and to furnish any Holder such number of copies of the prospectus as amended or supplemented, as such Holder may reasonably request;

(v)    enter into agreements in customary form (including underwriting agreements) and take all other reasonable and customary appropriate actions in order to expedite or facilitate the disposition of such Registrable Securities regardless of whether an underwriting agreement is entered into and regardless of whether the registration is an underwritten registration, including:

(A)    for an Underwritten Offering, making such representations and warranties to the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar Underwritten Offerings as may be reasonably requested by them;

(B)    for an Underwritten Offering, obtaining opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to any managing underwriter(s) and their counsel) addressed to the underwriters, if any, covering the matters customarily covered in opinions requested in Underwritten Offerings and such other matters as may be reasonably requested by the underwriter(s);

(C)    for an Underwritten Offering, obtaining “comfort” letters and updates thereof from the Company’s independent registered public accounting firm

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(and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in the Registration Statement) addressed to the underwriter(s), such letters to be in customary form and covering matters of the type customarily covered in “comfort” letters to underwriters in connection with similar Underwritten Offerings;

(D)    entering into a securities sales agreement with the Holder(s) and an agent of Holder(s) providing for, among other things, the appointment of such agent for the Holder(s) for the purpose of soliciting purchases of Registrable Securities, which agreement shall be in form, substance and scope customary for similar offerings;

(E)    if an underwriting agreement is entered into, using commercially reasonable efforts to cause the same to set forth indemnification provisions and procedures substantially similar to the indemnification provisions and procedures set forth in Section 4 with respect to the underwriters or, at the request of any underwriters, in the form customarily provided to underwriters in similar types of transactions; and

(F)    delivering such documents and certificates as may be reasonably requested and as are customarily delivered in similar offerings to the managing underwriters, if any;

(vi)    make available for inspection by any underwriter participating in any disposition pursuant to a Registration Statement, the Holders’ legal counsel and any accountant retained by a Holder, all financial and other records, pertinent corporate documents and properties or assets of the Company reasonably requested by any such Persons (excluding all trade secrets and other proprietary or privileged information) to the extent required for the offering, and cause the respective officers, directors, employees, and any other agents of the Company to supply all information reasonably requested by any such representative, underwriter, counsel or accountant in connection with a Registration Statement, and make such representatives of the Company available for discussion of such documents as shall be reasonably requested by the Company; provided, however, that the Holders’ legal counsel, if any, and the representatives of any underwriters will use commercially reasonable efforts, to the extent reasonably practicable, to coordinate the foregoing inspection and information gathering and to not unreasonably disrupt v Company’s business operations;

(vii)    a reasonable time prior to filing any Registration Statement, any prospectus forming a part thereof, any amendment to such Registration Statement, or amendment or supplement to such prospectus, provide copies of such document to the underwriter(s) of an Underwritten Offering of Registrable Securities; within five (5) Business Days after the filing of any Registration Statement, provide copies of such Registration Statement to any Holder’s legal counsel upon request; consider in good faith making any changes requested and make such changes in any of the foregoing documents as are legally required prior to the filing thereof, or in the case of changes received from any Holder’s legal counsel by filing an amendment or supplement thereto, as the underwriter or underwriters, or in the case of changes received from a

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Holder’s legal counsel relating to such Holder or the plan of distribution of Registrable Securities, as such Holder’s legal counsel reasonably requests prior to the effectiveness of the applicable Registration Statement; not file any such document in a form to which any underwriter shall not have previously been advised and furnished a copy of; not include in any amendment or supplement to such documents any information about any Holders or any change to the plan of distribution of Registrable Securities that would limit the method of distribution of Registrable Securities unless such Holder’s legal counsel has been advised in advance and has approved such information or change (it being understood that any Holder that determines not to approve the inclusion of such change or information that has been specifically requested by the Commission will not have its Registrable Securities included in such Registration Statement and the Company shall not be in breach of this Agreement as a result of such exclusion); and reasonably during normal business hours make the representatives of the Company available for discussion of such document as shall be reasonably requested by the Holders’ legal counsel, if any, on behalf of a Holder, Holder’s legal counsel or any underwriter;

(viii)    otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(ix)    cooperate and assist in any filings required to be made with FINRA and in the performance of any due diligence investigation by any underwriter and its counsel (including any “qualified independent underwriter” that is required to be retained in accordance with the rules and regulations of FINRA);

(x)    if Registrable Securities are to be sold in an Underwritten Offering, include in the registration statement to be used all such information as may be reasonably requested by the underwriters for the marketing and sale of such Registrable Securities; and

(xi)    in connection with an Underwritten Offering, use its reasonable efforts to cause the appropriate officers of the Company to (A) prepare and make presentations at any “road shows” and before analysts and (B) cooperate as reasonably requested by the underwriters in the offering, marketing or selling of Registrable Securities.

(b)    Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event or the discovery of any facts of the type described in Section 3(a)(i), each Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement relating to such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(a)(i), and, if so directed by the Company, each Holder will deliver to the Company (at the Company’s expense) all copies in such Holder’s possession, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Registrable Securities at the time of receipt of such notice.

(c)    The Company may (as a condition to any Holder’s participation in an Underwritten Offering or Holder’s inclusion in a Registration Statement) require each Holder to furnish to the Company such information regarding the Holder and the proposed distribution by the Holder as the Company may from time to time reasonably request in writing.

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4.	INDEMNIFICATION

(a)    Indemnification by The Company. The Company agrees to indemnify and hold harmless each Holder, and the respective officers, directors, partners, employees, representatives and agents of each Holder, and each Person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) a Holder, as follows:

(i)    against any and all loss, liability, claim, damage, judgment, actions, other liabilities and expenses whatsoever (the “Liabilities”), as incurred, arising out of any Misstatement contained in any Registration Statement (or any amendment or supplement thereto) pursuant to which Registrable Securities were registered under the Securities Act at the time such Registration Statement became effective, including all documents incorporated therein by reference;

(ii)    against any and all Liabilities, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Company; and

(iii)    against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by any indemnified party), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under Section 4(a)(i) or Section 4(a)(ii); provided, however, that the indemnity obligations in this Section 4(a) shall not apply to any Liabilities (A) to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Holder with the understanding that such information will be used in a Registration Statement (or any amendment thereto) or any prospectus (or any amendment or supplement thereto) or (B) to the extent they arise from the use of any Registration Statement during any Suspension Period or Blackout Period.

(b)    Indemnification by the Holders. The Holders agree, severally and not jointly, to indemnify and hold harmless the Company, and each of its respective officers, directors, partners, employees, representatives and agents and any person controlling the Company, against any and all Liabilities described in the indemnity contained in Section 4(a), as incurred, but only with respect to Misstatements or alleged Misstatements made in the Registration Statement (or any amendment thereto) or any prospectus included therein (or any amendment or supplement thereto) in reliance upon and in conformity with written information with respect to such Holder furnished to the Company by such Holder with the understanding that such information will be used in the Registration Statement (or any amendment thereto) or such prospectus (or any amendment or supplement thereto); provided, however, that Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

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(c)    Notices of Claims, etc. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure so to notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. An indemnifying party may participate at its own expense in the defense of such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying party or parties be liable for the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 4 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)    Contribution. If the indemnification provided for in this Section 4 is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any Liabilities referred to therein, then each indemnifying party shall contribute to the aggregate amount of such Liabilities incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and the Holders, on the other hand, in connection with the statements or omissions which resulted in such Liabilities, as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and the Holders, on the other hand, shall be determined by reference to, among other things, whether any Misstatement or alleged Misstatements relates to information supplied by the Company or a Holder and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Section 4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 4. The aggregate amount of Liabilities incurred by an indemnified party and referred to above in this Section 4 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 4, each Person, if any, who controls a Holder within the meaning of Section 15 of the Securities Act or

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Section 20 of the Exchange Act, shall have the same rights to contribution as the Holder, and each director of the Company, and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company.

5.	TERMINATION

(a)    Survival. The rights of the Holders under this Agreement shall terminate in accordance with the terms of this Agreement and in any event, upon the date that each such party holds no Registrable Securities (the “Termination Date”). Notwithstanding the foregoing, the obligations of the parties under Section 4 of this Agreement shall remain in full force and effect following such time.

6.	MISCELLANEOUS

(a)    Covenants Relating To Rule 144. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration statement, if the Shares of the Company are registered under the Exchange Act, the Company agrees to: (A) file with the SEC all reports and other documents required of the Company under Section 13(a) or 15(d) of the Exchange Act (at any time after it has become subject to such reporting requirements); and (B) furnish to any Holder, so long as the Holder owns any Registrable Securities, upon request, (i) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to a registration statement (at any time after it so qualifies) and (ii) such other information as may be reasonably requested by any Holder in order to avail itself of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

(b)    No Inconsistent Agreements. The Company has not entered into, and the Company will not after the date of this Agreement enter into, any agreement which is inconsistent with the rights granted to the Holders pursuant to this Agreement or otherwise conflicts with the provisions of this Agreement.

(c)    Amendments and Waivers. The provisions of this Agreement may be amended or waived at any time only by the written agreement of (i) the Company, (ii) Software Acquisition Holdings III LLC and (iii) the Holders owning a majority in voting power of the Registrable Securities. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder and the Company. No failure to exercise, or delay in exercising, any right, remedy, power or privilege.

(d)    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or, by facsimile or by e-mail, (b) on the next Business Day when sent by overnight courier, or (c) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to a Holder, to the most current address given by such Holder to the Company by means of a notice given in accordance with the provisions of this Section 7(e).

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If to the Company to:

Nogin, Inc.

1775 Flight Way STE 400

Tustin, CA 92782

Attention: Jan Nugent; Geoffrey Van Haeren

Email: jnugent@nogin.com; gvanhaeren@nogin.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:   Ryan J. Maierson

                    John M. Greer

                    Ryan J. Lynch

E-mail:        ryan.maierson@lw.com

                    john.greer@lw.com

                    ryan.lynch@lw.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

(e)    Successor and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors of the Company and each Holder. Other than with respect to registration rights provided hereunder which may be assigned by a Holder to its Affiliates, no party can assign its rights under this Agreement without the prior written consent of the other parties.

(f)    Specific Enforcement. Without limiting the remedies available to each of the parties hereto, each party acknowledges that any failure by any party to comply with its obligations this Agreement may result in material irreparable injury to the other parties for which there is no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of any such failure, each party may obtain such relief as may be required to specifically enforce the Company’s or any Holder’s obligations under this Agreement.

(g)    Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(h)    Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

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(i)    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF DELAWARE.

(j)    Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(k)    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(l)    Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

[SIGNATURE PAGE FOLLOWS]

20

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

NOGIN, INC.

By:
Name:	Jan Nugent
Title:	Chief Executive Officer

SOFTWARE ACQUISITION HOLDINGS III, LLC

By:
Name:	Jonathan Huberman
Title:	Chairman and CEO

[HOLDER]

By:
Name:

[Signature Page to Registration Rights Agreement]

Schedule A

Sponsor Holders

Software Acquisition Holdings III LLC

Jonathan S. Huberman

Andrew Nikou

C. Matthew Olton

Stephanie Davis

Steven Guggenheimer

Peter H. Diamandis

Mike Nikzad

Schedule B

Legacy Nogin Holders

Jan Nugent

Geoff Van Haeren

Iron Gate Investments XVII, LLC

Stephen Choi

Exhibit 10.4

PROMISSORY NOTE

$300,000	As of February 9, 2022

Software Acquisition Group Inc. III (“Maker”) promises to pay to the order of Software Acquisition Holdings III LLC or its successors or assigns (“Payee”) the principal sum of Three Hundred Thousand and No Cents ($300,000.00) in lawful money of the United States of America, on the terms and conditions described below.

1.    Principal. The principal balance of this Note shall be repayable on the consummation of the Maker’s initial merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”). Payee understands that if a Business Combination is not consummated, this Note will not be repaid and all amounts owed hereunder will be forgiven except to the extent that the Maker has funds available to it outside of its trust account established in connection with its initial public offering.

2.    Interest. No interest shall accrue on the unpaid principal balance of this Note.

3.    Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorneys’ fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

4.    Events of Default. The following shall constitute Events of Default:

(a)    Failure to Make Required Payments. Failure by Maker to pay the principal of this Note within five (5) business days following the date when due.

(b)    Voluntary Bankruptcy, Etc. The commencement by Maker of a voluntary case under the Federal Bankruptcy Code, as now constituted or hereafter amended, or any other applicable federal or state bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c)    Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of maker in an involuntary case under the Federal Bankruptcy Code, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

5.    Remedies.

(a)    Upon the occurrence of an Event of Default specified in Section 4(a), Payee may, by written notice to Maker, declare this Note to be due and payable, whereupon the principal amount of this Note, and all other amounts payable thereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b)    Upon the occurrence of an Event of Default specified in Sections 4(b) and 4(c), the unpaid principal balance of, and all other sums payable with regard to, this Note shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

6.    [Reserved].

7.    Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

8.    Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agree that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to them or affecting their liability hereunder.

9.    Notices. Any notice called for hereunder shall be deemed properly given if (i) sent by certified mail, return receipt requested, (ii) personally delivered, (iii) dispatched by any form of private or governmental express mail or delivery service providing receipted delivery, (iv) sent by telefacsimile or (v) sent by e-mail, to the following addresses or to such other address as either party may designate by notice in accordance with this Section:

If to Maker:

1980 Festival Plaza Drive, Suite 300

Las Vegas, Nevada 89135

(310) 991-4982

2

If to Payee:

1980 Festival Plaza Drive, Suite 300

Las Vegas, Nevada 89135

(310) 991-4982

Notice shall be deemed given on the earlier of (i) actual receipt by the receiving party, (ii) the date shown on a telefacsimile transmission confirmation, (iii) the date on which an e-mail transmission was received by the receiving party’s on-line access provider (iv) the date reflected on a signed delivery receipt, or (vi) two (2) Business Days following tender of delivery or dispatch by express mail or delivery service.

10.    Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account established in which proceeds of the Makers initial public offering of securities (“IPO”) (including the deferred underwriters discounts and commissions) and proceeds of the sale of the warrants issued in a private placement which occurred in connection with the consummation of the IPO are deposited, as described in greater detail in the registration statement and prospectus filed with the Securities and Exchange Commission in connection with the IPO, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the trust account for any reason whatsoever.

11.    Construction. This Note shall be construed and enforced in accordance with the domestic, internal law, but not the law of conflict of laws, of the State of Delaware.

12.    Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

[Remainder of Page Intentionally Left Blank]

3

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed the day and year first above written.

SOFTWARE ACQUISITION GROUP INC. III

By:	/s/ Jonathan S. Huberman
Name:	Jonathan S. Huberman
Title:	Chief Executive Officer

Agreed and Acknowledged:

SOFTWARE ACQUISITION HOLDINGS III LLC, a Delaware limited liability company

By:	/s/ Jonathan S. Huberman
Name:	Jonathan S. Huberman
Title:	Managing Member

[Signature Page to Promissory Note]

Exhibit 99.1

Nogin, a Leading Commerce-as-a-Service Platform, to Become Publicly

Traded Through Combination with Software Acquisition Group III

- Purpose-Built for Merchants and Shoppers Alike, Nogin’s Platform Brings World-Class, Data-Driven eCommerce Capabilities and the Consumer Experience of Big Retail, Without the Typical Implementation and Optimization Costs of Large-Scale Operations

- Business Combination Implies a Pro Forma Enterprise Value of $646 Million, With up to $191 Million in Cash to Fund Growth

- Nogin Shareholders Will Roll 96% of Their Existing Equity Holdings into the Combined Company

LAS VEGAS, Nevada and TUSTIN, California – February 14, 2022 – Nogin, Inc. (“Nogin” or the “Company”), a leading provider of Commerce-as-a-Service technology, and Software Acquisition Group Inc. III (Nasdaq: SWAG) (“SWAG III”), a special purpose acquisition company, announced today that the two companies have entered into a definitive merger agreement. Upon closing of the transaction, the combined company will be named Nogin, Inc. and is expected to remain listed on the Nasdaq under the new ticker symbol “NOGN.”

Nogin is a leader in Commerce-as-a-Service (“CaaS”), a cloud-based headless enterprise eCommerce platform for brands and merchants. Companies leveraging CaaS deliver enterprise class eCommerce at scale without having to purchase, implement, manage, optimize, or support any of the underlying infrastructure. The Nogin “Intelligent Commerce Platform” delivers all the technology, research and development, and optimization needed for merchants to keep pace with big retail without all the capital costs, technical staff, time, and risk of doing it themselves.

“As commerce continues to become more and more complex, brands and merchants are looking for a way to get the hard stuff handled so they can focus on making great products and better connecting with their customers,” said Nogin CEO and Co-Founder Jan Nugent. “Nogin’s platform delivers the complex ecosystem traditionally afforded to only the biggest, most sophisticated retailers in a simple, easy-to-use platform for merchants. Nogin also leverages data to drive incremental growth and profitability for merchants while delivering a better experience to consumers.”

“Nogin is at the forefront of providing Commerce-as-a-Service solutions for merchants looking to live on the leading edge of web commerce and propel their online businesses,” said Software Acquisition Group III CEO Jonathan Huberman. “Our objective was to find a high-quality business within information technology that is disruptive and positioned for continued growth with the expectation of generating superior shareholder returns; Nogin clearly surpasses the bar of our investment criteria in all these areas. We are looking forward to partnering with Jan and the rest of the talented Nogin team to address the enormous opportunity in the eCommerce software market.”

Nogin Investment Highlights

•

Large, Underpenetrated Global Industry in Need of Automated Solutions: Globally, according to eMarketer’s ‘US eCommerce Forecast 2021,’ eCommerce is an estimated $933 billion market. By 2025, U.S. consumers are expected to spend over $1.6 trillion on e-commerce, representing approximately 24% of total U.S. retail sales. As a leading early mover in the CaaS space with both intelligent process automation and data-driven AI, Nogin is attractively positioned to operate in an increasingly complex and high growth eCommerce software landscape.

•

Spike in eCommerce Complexity Has Driven Merchants to Nogin’s Intelligent Commerce Platform: Nogin’s platform delivers Enterprise eCommerce and all the ongoing management and optimization for merchants without the expertise and budgets to keep pace. Growth for many brands on the Nogin platform outpaces market growth, with many attaining as much as 50% year-over-year gains.

•

Proprietary Data Asset Driving Incremental ROI: Driven by advanced data insights and best practices gleaned from hundreds of millions of annual end-customer interactions accumulated over nearly a decade, Nogin’s scale and sophistication allows for increasingly intelligent software that generates a flywheel effect for the platform and strong organic growth from its current install base. Nogin enables brands to leverage the future of self-learning eCommerce with a large customer data platform and machine-learning models that enhance performance based on customer behavior, profit goals, and revenue objectives.

•

Software-Led Rapid Growth, Scalable, Profitable with Significant Operating Leverage: Already profitable, the Nogin platform is one of the fastest-growing in the industry, driven by the expansion of existing client relationships and the engagement of new clients, growth in adjacent markets, and opportunities in new verticals. Nogin maintains leading software key performance indicators with an estimated lifetime value to customer acquisition cost ratio (“LTV:CAC”) of greater than 10x in 2021 as well as an estimated 105% net revenue retention in 2021. Going forward, Nogin expects to drive a 61% non-GAAP compound annual growth rate over the next two years, supported by current business opportunities as well as sales, marketing and global expansion across multiple verticals.

•

Experienced, World Class Team: The Nogin team is led by a seasoned core management group with an established track record of building out high value eCommerce platforms. Current management combines decades of experience spanning multiple industries, including eCommerce, SaaS development, M&A and capital procurement, engineering, brand management, and strategic social networking. The Nogin team is committed to being a disruptive and lasting player in the eCommerce space.

Transaction Terms

The combined company will have an estimated post-transaction enterprise value of $646 million, assuming no redemptions by SWAG III public stockholders. Cash proceeds from the transaction will consist of up to $211 million of cash held in SWAG III’s trust account (before redemptions and the payment of certain expenses).

The net proceeds from the transaction will be used as working capital to support continued growth and to fund the repayment of existing debt.

Nogin shareholders will roll 96% of their existing equity holdings into the combined company and are expected to own approximately 67% of the combined company on a non-fully diluted basis immediately following the closing of the business combination, assuming no redemptions by SWAG III’s public stockholders.

The Boards of Directors of each of SWAG III and Nogin approved the transaction. The transaction will require the approval of the stockholders of SWAG III and Nogin, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the transaction, satisfaction of the minimum cash condition, which is equal to $50 million in gross proceeds, and the satisfaction of other customary closing conditions. The transaction is expected to close in the second quarter of 2022.

For additional information regarding the terms of the transaction, as well as an investor presentation, please see the Current Report on Form 8-K filed today with the SEC by SWAG III. Additional information about the transaction will be provided in the registration statement relating to the merger to be filed with the SEC by SWAG III.

Advisors

Stifel Financial Corp. is serving as exclusive strategic and financial advisor to Nogin, and Latham & Watkins LLP is acting as Nogin’s legal counsel. Gateway Group is acting as investor relations advisor to Nogin, and Jaffe Communications is acting as its public relations advisor. Jefferies LLC is serving as exclusive financial advisor and capital markets advisor to SWAG III, and Kirkland & Ellis is acting as SWAG III’s legal counsel.

Conference Call & Webcast Information

SWAG III and Nogin management will host a conference call and webcast to discuss the proposed transaction today, February 14, at 5:00 p.m. Eastern time. The webcast will be accompanied by a detailed investor presentation, which will be available on Nogin’s website at nogin.com/investorrelations and on the SEC’s website at www.sec.gov.

Date: Monday, February 14, 2022

Time: 5:00 p.m. Eastern time

Toll-free dial-in number: 855-638-4343

International dial-in number: 262-558-4532

Conference ID: 9357285

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 949-574-3860.

The conference call will be broadcast live and available for replay here and via Nogin’s website at nogin.com/investorrelations.

A telephonic replay of the conference call will be available after 7:30 p.m. Eastern time today through February 21, 2022.

Toll-free replay number: 855-859-2056

International replay number: 404-537-3406

Replay ID: 9357285

About Nogin

Nogin delivers Commerce as a Service to leading brands in the fashion, CPG, beauty, health, and wellness industries. The Company’s Intelligent Commerce product is a full-stack eCommerce platform that includes R&D, sales optimization, and machine learning, along with artificial intelligence-driven marketing and fulfillment. Known for helping global brands keep pace with big retail and drive predictable profitability, Nogin partners with clients to take the eCommerce operation, team, and data from the ground up—typically in less than 90 days. For more information on the Company’s services, visit www.nogin.com.

About Software Acquisition Group Inc. III

Software Acquisition Group Inc. III is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. The Company is led by Chairman and Chief Executive Officer, Jonathan Huberman, and Vice President of Acquisitions, Mike Nikzad. In addition to Messrs. Huberman and Nikzad, the Board of Directors includes Andrew Nikou, Stephanie Davis, Peter Diamandis, Steven Guggenheimer and Matt Olton.

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or SWAG III’s or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “would”, “seem”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “future”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward looking. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SWAG III and its management, and the Company and its management, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of SWAG III. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SWAG III, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SWAG III, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in SWAG III’s final prospectus relating to its initial public offering dated July 30, 2021.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward looking statements, which speak only as of the date they are made. Neither SWAG III nor the Company undertakes any duty to update these forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

SWAG III intends to file with the SEC a registration statement containing a proxy statement/prospectus relating to the proposed Business Combination, which will be mailed to its stockholders once definitive. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. This communication is not a substitute for any registration statement or for any other document that SWAG III or the Company may file with the SEC in connection with the proposed Business Combination. Investors and security holders are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, SWAG III, and the proposed Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SWAG III as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, through the website maintained by the SEC at www.sec.gov, or by directing a request to: Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Participants in the Solicitation

SWAG III and the Company and their respective its directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from SWAG III’s stockholders in connection with the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SWAG III is contained in SWAG III’s final prospectus relating to its initial public offering dated July 30, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. Additional information regarding the names and interests will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SWAG III in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be set forth in the proxy statement/prospectus filed as part of the Registration Statement on Form S-4 for the proposed Business Combination, which is expected to be filed by the SWAG III with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts:

Software Acquisition Group Inc. III

Jonathan Huberman

Chief Executive Officer

jon@softwareaqn.com

Nogin Corporate Contact:

Bryan Ward

EVP of Corporate Marketing

bward@nogin.com

Nogin Investor Relations Contact:

Cody Slach and Tom Colton

Gateway Investor Relations

949-574-3860

nogin@gatewayir.com

Nogin Public Relations Contact:

Bill Parness or Elisa Krantz

Jaffe Communications

908-789-0700

321601@email4pr.com

Exhibit 99.2

EXECUTIVE PRESENTATION FEBRUARY 2022 | CONFIDENTIAL

DISCLAIMER This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Software Acquisition Group Inc. III (“SWAG III”) and Branded Online, Inc. (the “Company” or “Nogin”). The information contained herein does not purport to be all-inclusive and none of SWAG III, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SWAG III, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of SWAG III and the Company and is intended for the recipient hereof only. Forward-Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or SWAG III’s or the Company’s future financial or operating performance. For example, projections of future Adjusted EBITDA, Adjusted Gross Profit, G&A expenses, Sales & Marketing expenses and R&D expenses are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “would”, “seem”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “future”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SWAG III and its management, and the Company and its management, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of SWAG III. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SWAG III, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SWAG III, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SWAG III’s final prospectus relating to its initial public offering dated July 30, 2021. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SWAG III nor the Company undertakes any duty to update these forward-looking statements. Financial Information; Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with United States generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA, Adjusted Gross Profit, G&A expenses, Sales & Marketing expenses and R&D expenses. These non-GAAP measures, and other measures that are not calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to operating income, net income, cash flows from operations or any other profitability, liquidity or performance measures derived in accordance with GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company uses these non-GAAP measures for trend analyses, for budgeting and planning purposes. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. The management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. 2

DISCLAIMER (CONT.) This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results for the Company’s fiscal years 2021 through 2023. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those presented in the prospective financial information. The inclusion of projections, estimates and targets in this Presentation should not be regarded as an indication that SWAG III and the Company, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. Industry and Market Data The information, data and statistics contained herein are derived from various internal (including data that SWAG III and the Company have internally collected) and external third-party sources. While SWAG III and the Company believe such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither SWAG III nor the Company has independently verified the accuracy or completeness of the information provided by third party sources. No representation is made, by SWAG III’s or the Company’s management, as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any information, data or statistics on past performance or modeling contained herein is not an indication as to future performance. SWAG III and the Company assume no obligation to update the information in this presentation. Participants in the Solicitation SWAG III and the Company and their respective its directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from SWAG III’s stockholders in connection with the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SWAG III is contained in SWAG III’s final prospectus relating to its initial public offering dated July 30, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. Additional information regarding the names and interests will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SWAG III in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be set forth in the proxy statement/prospectus filed as part of the Registration Statement on Form S-4 for the proposed Business Combination, which is expected to be filed by the Company with the SEC. Additional Information for Investors and Stockholders SWAG III intends to file with the SEC a registration statement containing a proxy statement/prospectus relating to the proposed Business Combination, which will be mailed to its stockholders once definitive. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. This presentation is not a substitute for any registration statement or for any other document that SWAG III or the Company may file with the SEC in connection with the proposed Business Combination. Investors and security holders are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, SWAG III and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SWAG III as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, through the website maintained by the SEC at www.sec.gov, or by directing a request to: Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Trademarks SWAG III and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third-parties, which are the property of their respective owners. The use or display of third-parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with SWAG III or the Company, or an endorsement or sponsorship by or of SWAG III or the Company. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate in any way that SWAG III or the Company will not assert to the fullest extent under applicable law their respective rights or the rights of the applicable licensor(s) to these trademarks, service marks, trade names and copyrights. 3

1 INTRODUCTION 4

TODAY’S PRESENTERS Jan-Christopher Nugent Erik Nakamura Jonathan Huberman CEO & Co-Founder CFO of Nogin CEO of Software of Nogin Acquisition Group III 5

KEY INVESTOR HIGHLIGHTS Fast-growing $933B eCommerce market Market-leading eCommerce platform purpose-built with a focus on innovation, actively growing GMV(1) by 50%+ from 2019A – 2021E Strong revenue growth of 61%(2) CAGR from 2021E – 2023E with the highly profitable CaaS Platform driving future growth Proprietary data asset enriches a unique eCommerce Customer Data Platform (“CDP”) Experienced eCommerce management platforms team with an established track record of building out high-value 1) GMV defined as Gross Merchandise Volume. 2) Calculated with Non-GAAP 2021 and 2022 revenue, adjusting for non-recurring inventory sale; see pages 34 – 36 for GAAP reconciliation detail. 6

OUR MISSION IS TO HELP BRANDS COMPETE WITH BIG RETAIL Market eCommerce is getting more complex: Brands / Merchants find Opportunity it difficult to keep up with Big Retail and require investment beyond DIY capabilities – need Commerce-as-a-Service Our Solution o We deliver an enterprise-class eCommerce platform o Zero upfront cost and quick time to market o Optimization and R&D for superior sales growth o Advanced modules such as CDP and Social Commerce drive incremental client GMV growth Revenue Model % of GMV aligning our interests with our clients 10x+ 64% 90%+ 19% LTV:CAC 2023E Revenue 2023E CaaS 2023E Adj. 2021E Growth Gross Margin EBITDA Margin Capital Raised: $12M(1) Verticals Served: Multi-Vertical / Global 1) $11.6M capital raised to date as of 9/30/21. 7

ILLUSTRATIVE REVENUE BREAKDOWN BRAND X $10M GMV $1.5M in Platform Fees Platform Fees ~5-15% of GMV Marketing Fees ~5-12% of GMV $1M from Marketing Shipping Fees ~3-8% of GMV $800K from Shipping ~13-35% Total $3.3M in Revenue Note: Large GMV clients receive volume discounts of approximately 15-20% of GMV 8

MARKET LANDSCAPE Attractively landscape positioned to serve within the the retail eCommerce market solution SMB – SaaS NOGIN – Commerce-as-a-Service ENTERPRISE – SaaS Implementation 4-6 mo. 1-3 mo. 12-24 mo. Set-up $80K – $450K $0 $500K – $5M Capabilities Basic Storefront with Paid App Store Full Stack Full Stack Model SaaS with fee for service SI(1) network and apps CaaS – All updates, optimization and R&D Limited innovation / difficult to integrate with for future capabilities included newer tech or to get into app ecosystem / no R&D Annual R&D and SI (2) 20% GMV 0% GMV 12% GMV Expense Note: Competitor figures are based on Nogin customer experiences with these competitors and are highly dependent on a number of factors, including but not limited to a customer’s particular experience with such competitors. Nogin and SWAG III believe that these figures are a reasonable approximation of the services and cost of services provided by these competitors, but they have not independently verified for their accuracy or completeness. Different customers may have different experiences with such competitors or with Nogin than are reflected on this page. 9 1) SI defined as Systems Integrator.

CLIENT BASE DIVERSIFIED ACROSS VARIETY OF END MARKETS APPAREL APPAREL ACTIVE + WELLNESS Women’s Women’s Women’s Denim & Children’s Athleisure Swimwear Athleisure Apparel Apparel Apparel Apparel Apparel FOOTWEAR + ACCESSORIES CONSUMER GOODS Accessories, Personal Care Luxury Shoes and Shoes and Diversified Toys, School & Home Footwear Accessories Outerwear Products Supplies, and Essentials Gifts KEY HIGHLIGHTS Proprietary data asset enriches a unique eCommerce CDP Prime candidates have complex eCommerce requirements beyond current limited DIY capabilities 10

ECOMMERCE TECHNOLOGY IS COMPLICATED – WE MAKE IT SIMPLE… Brand A Cache Site Tagging Customer Orders, Returns, CUSTOMER & Warehouse Management    . PROFILES Management Card Channel / UGC yalty Site Site Search Filters Tax Case Mgmt Reviews Lo Gift Product Returns Payments Email SMS CRM / CDP Content Mgmt. Order Mgmt. PIM ETL Process CDP & AI TRANSACTIONAL DATA Reporting / Shipping Analytics Carriers Content Warehouse 3rd Party Privacy & Data DATA & Site Mgmt. Fulfillment Retail POS Protection SCIENTISTS Management Integration Technology Note: eCommerce market fragmentation is based on Nogin management experience with these competitors and has not been independently verified for accuracy or 11 completeness. This chart is for illustrative purposes. Nogin does not have existing relationships with all of the companies included on the chart.

PROPRIETARY DATA ASSET ENRICHES NOGIN’S CDP AND DRIVES AI-ENABLED INSIGHT KEY FEATURES Powerful ML technology analyzes shopper behavior and o Single view of the customer buying trends to personalize each shopping session o LTV o Personas o Dynamic Content Saving Facebook o Repeat Purchase History Look-alikes Export CDP customer Email 50M+ data Customers Customers Orders Customers Direct Mail 3B Shipments Returns Emails & SMS Sent 25TB Create segments, view customer insights Data and export customer data Processed 12

… AND WE OPTIMIZE PERFORMANCE TRADITIONALLY MANAGED MODEL NOGIN’S COMMER SERVICE PLATFORM Website Creative Development & Content 3PL Management UI and Navigation) Warehouse Software and Hosting eCommerce, CRM, Order Processing) Developer Customer Service (Email and telephone support for all web orders) Nogin Geniuses BRAND X Media Brand X Specialists in every field Agency Back-End Integration Affiliate (POS or inventory software integration) Agency Social Marketing and Analytics Media (SEM, Email campaigns, affiliates, etc.) Creative Agency Warehouse and Fulfillment Agency (Pick, pack, and ship, returns management, gifting) Content 13

HIGHLY TENURED FOUNDER LED MANAGEMENT TEAM Jan Nugent Geoff Van Haeren Erik Nakamura Lawrence Tran Ethan Rose Jay Ku CEO / FOUNDER PRESIDENT / FOUNDER CFO CTO EVP OF SALES & CHIEF COMMERCE CLIENT SERVICES OFFICER o Launched Nogin in o Co-founded Nogin o Previously CFO at o Founding Engineer o Previously at Wiliam o Previously an SVP at 2013 and Commerce5 Dvele critical in scaling Morris where he built Leaf Group, where o Previously o Has also served as o Brings 21+ years of Nogin from $0 to brands such as he oversaw branding President of CTO at CABI, where experience in equity $280M+ in GMV(1) Sheryl Cross and and strategic Commerce5, which he led the and debt capital o Brings 14+ years of Kanye West planning for Society6 merged with technology team in raises, securities experience building, o Founded Feel the o Has worked with Digital River delivering a next- offerings, FP&A, leading and Piece and Kowboyz, major brands like o At Digital River, Jan generation SaaS accounting and delivering scalable which were later sold Disney, Levi’s, Whole helped titans like based MLM platform treasury software solutions Foods, Kenneth Cole, Microsoft, Sony Athleta, Starbucks, and Best Buy Ulta, Bose and others Sapient Technologies Mirror Software 1) Nogin is estimated to facilitate $284M of Gross Merchandise Value in 2021E. 14

THE ECOMMERCE INDUSTRY IS MASSIVE AND GROWING $5.2T 85% of U.S. retail in 2021 projected to be conducted Non-eCommerce without eCommerce, representing a large U.S. Retail Spend underpenetrated market(1) $933B U.S. retail eCommerce sales projected to U.S. eCommerce grow 14% in 2021 to $933B(1) Market 1) eMarketer; US eCommerce Forecast 2021. 15

2 PRODUCT OVERVIEW 16

NOGIN’S TECH STACK PROVIDES AN END-TO-END PRODUCT SUITE Solutions Traffic Payments Site Shipping (Digital Marketing & (Payments, Subscription (Site Management) (Fulfillment & WMS) Predictive Analytics) and Merchant Services) Nogin Geniuses (Value-Added Services) Advanced eCommerce personnel Continuous R&D / Innovation Data Scientists Intelligent Commerce Orders, Returns, Channel Partner Customer Catalog Content & Site Security, Privacy, & Warehouse Architecture Integrations Management Management Management & Data Protection Management Foundational Elements Data Asset CDP and AI Flexible API 17

INCREMENTAL INVESTMENT IS ACCELERATING REVENUE SCALE $176M $107M $68M 2021E(1) 2022E(1) 2023E 1) Calculated with Non-GAAP 2021 and 2022 revenue, adjusting for non-recurring inventory sale; see pages 34 – 36 for GAAP reconciliation detail. 18

CASE STUDY | DIVISION OF LARGE ENTERPRISE – NOT SELLING ONLINE o Nogin implemented intelligent commerce globally, including a multilingual/multi-currency platform NOGIN SOLUTION o Syndicated entire multi-brand catalogue to 10 different marketplaces o Enabled real-time response that grew drop shipping business o Consolidated all data under a single architecture to propagate actionable insights to all the regional stores 350%+ 171% 400%+ INCREASE IN REVENUE IN INCREASE IN INCREASE IN BLACK FRIDAY UNDER TWO YEARS DROP-SHIP BUSINESS REVENUE 19

CASE STUDY | FOOTWEAR – PRIOR SMB SOLUTION – SALES STALLED o The client experienced inefficient management and significantly higher costs as a result of contracting multiple agencies to operate its eCommerce site. The client lacked digital marketing tools and a centralized, knowledgeable team to integrate them NOGIN SOLUTION o Led the convergence of multiple teams (technology, marketing, strategy and planning), driving greater efficiency and dramatically improving eCommerce site metrics o Revamped the shopping funnel from every source, optimized for every device o Launched new SMS program and loyalty programs to reach and retain customers 1000%+ 26% 40% ROAS(1) FROM NEWLY INCREASE IN MOBILE INCREASE IN MOBILE CREATED SMS PROGRAM CONVERSION RATE DEMAND 1) ROAS defined as Return on Advertising Spend. 20

CASE STUDY | APPAREL – DEPLOYED ENTERPRISE – SEEKING COST SAVINGS o The client closed all its retail locations and made the strategic decision to be a strictly direct-to-consumer brand and engaged Nogin to provide its full suite of services and technologies NOGIN SOLUTION o Launched the client’s new site within 60 days of engagement, including a full integration with their legacy system o Drove increasing margins by utilizing AI and ML to maximize the return on stacked promos and free shipping offers o Boosted customer LTV through Nogin’s loyalty program platform 47% 54% 50%+ REDUCTION IN MARKETING INCREASE IN REVENUE AND DECREASE IN AVERAGE SPEND WITH +16% REVENUE 30% INCREASE IN FULFILLMENT COSTS AND +120% ROAS CONVERSION IN ONE YEAR 21

3 FINANCIAL OVERVIEW 22

KEY PERFORMANCE METRICS 19% 90%+ $176M 2023E EBITDA Margin 2023E CaaS Platform Gross Margin 2023E Revenue PROFITABLE PROFITABLE SOFTWARE PLATFORM ESTABLISHED SCALE 7x 64% 82% Growth over last 5 years 2022E—2023E 2022E—2023E REVENUE GROWTH REVENUE GROWTH CaaS REVENUE GROWTH 10x+ $2M 105% LTV:CAC IN 2021E IN 2021E IN 2020A EFFICIENCY AVERAGE CONTRACT VALUE NET REVENUE RETENTION 23

REVENUE BY TYPE ($ in millions) CaaS COMMENTARY $176 Marketing & Shipping o CaaS Platform is driving Other revenue growth with a projected 82% increase in 2023E o Adoption of SaaS products, $91 Smart Marketer and Smart Ship, is expected to drive $107 expansion of Nogin’s CaaS Platform $68 $50 o Marketing & Shipping is projected to grow 50% in 2023E $31 $84 $56 $35 $2 $2 $1 2021E (1) 2022E(1) 2023E 1) Calculated with Non-GAAP 2021 and 2022 revenue, adjusting for non-recurring inventory sale; see pages 34 – 36 for GAAP reconciliation detail. 24

DRIVING INCREASED GROSS MARGIN Gross Margins Projected To Improve As Nogin Continues To Scale Its Highly Profitable CaaS Platform 2021E(1) 2023E Gross Profit by Type Gross Profit by Type CaaS Non-CaaS Gross Margin Gross Margin 15% 16% $5M $14M $30M $89M Gross Margin Gross Margin 90%+ 90%+ Total Gross 52% 59% Margin 1) 2021 financials shown as Non-GAAP for comparative purposes, adjusting for non-recurring inventory sale; this includes an addition of $8M in CaaS Revenue, $10M in Marketing & Shipping Revenue, and $501K in Other Revenue, as well as an addition of $9M in Marketing & Shipping COGS. See pages 34 – 36 for GAAP 25 reconciliation detail.

EXPECTED REVENUE GROWTH Supported Through Pipeline Expansion And Net Upsell From Current Customers ($ in Millions) $20 $25 $23 $3 $13 $176 $23 Expanding sales team $107 Growing adoption & upsell of Smart Market & Smart Ship $68 2021E(1) Net Upsell / Downsell / Identified Pipeline Smart Ship/Smart 2022E (1) Net Upsell / Downsell / Identified Pipeline Smart Ship/Smart 2023E Churn(2) Marketer/Intelligent Churn(2) Marketer/Intelligent Commerce/Incremental Commerce/Incremental CaaS CaaS 1) Calculated with Non-GAAP 2021 and 2022 revenue, adjusting for non-recurring inventory sale; see pages 34 – 36 for GAAP reconciliation detail. 26 2) Projected revenue nets the projected increase and loss of revenue from upsell/downsell/churn activity from the prior year’s existing customer base.

FULL 2020 – 2023 NON-GAAP P&L ($ in millions) INCOME STATEMENT COMMENTARY 2020A 2021E 2022E 2023E GMV $280.2 $284.1 $366.6 $510.4 Other includes Revenue 1 Implementation Fees and CaaS $24.5 $31.1 $49.6 $90.6 Other Marketing & Shipping 19.5 35.2 55.9 83.8 1 Other 1.5 1.5 1.6 1.4 2 Total Revenue $45.5 $67.9 $107.2 $175.8 Revenue is earned from CaaS $0.9 $1.3 $0.8 $1.3 2 Marketing & Shipping 17.0 31.1 47.7 71.5 multiple verticals with a Other 0.1 0.2 -—- global expansion Total Cost of Revenue 18.0 32.6 48.5 72.8 opportunity Gross Profit $27.5 $35.3 $58.7 $103.0 Gross Margin 60% 52% 55% 59% General and Administrative $21.5 $31.0 $36.4 $43.0 2019-2020 GMV growth Sales and Marketing 1.1 2.1 4.1 5.5 3 impacted by COVID Technology and Development 7.0 6.9 13.9 24.3 customer discounts Operating Expenses 29.7 40.0 54.4 72.8 Operating Income (Loss) ($2.1) ($4.7) $4.4 $30.1 Adjusted EBITDA(2) $0.7 $5.0 $6.3 $32.8 Adjusted EBITDA Margin(2) 1% 7% 6% 19% 1) Non-GAAP P&L shown to normalize non-recurring inventory sale in 2021 and 2022; GAAP reconciliation found on pages 34 – 36 in the appendix. 2) Adjusted EBITDA adds back Depreciation and Amortization, Non-Cash Rent Payments., Capitalized R&D, Acquisition-Related Costs and Other Income from Operating Income. EBITDA reconciliation to GAAP Operating Income found on page 38 in the appendix. 27 3) Growth driven organically; two small asset purchases for customer maintenance. Total cash outflow: $580k

IDENTIFYING THE PEERS PEER CHARACTERISTICS o eCommerce business models o Similar industry, customers and end markets o Valuation primarily based on GMV and revenue growth o High revenue growth of +20% YoY COMPARABLE ECOMMERCE COMPANIES 28

OPERATIONAL BENCHMARKING – ECOMMERCE COMPANIES CY’23E Revenue Growth CY’23E Median: 37% 58% 64% 53% 48% 39% 35% 29% 23% 2022E 2023E (1) CY’23E Gross Margin CY’23E Median: 59% 80% 79% 65% 55% 59% 52% 49% 38% 2022E 2023E Source: Nogin Management, Company filings, Wall Street research, Capital IQ as of 1/18/2022. 29 1) 2022E revenue growth calculated with Non-GAAP 2021E revenue, adjusting for non-recurring inventory sale; see pages 34 – 36 in the appendix for additional detail.

VALUATION BENCHMARKING – ECOMMERCE COMPANIES EV / CY’23E Revenue CY’23E Median: 10.8x 19.3x 19.0x 15.4x 6.0x 6.1x 5.7x 5.4x 3.7x 2022E 2023E Growth Adjusted EV / CY’23 Revenue CY’23E Median: 0.31x 0.50x 0.43x 0.36x 0.26x 0.20x 0.10x 0.11x 0.06x 2022E 2023E Source: Nogin Management, Company filings, Wall Street research, Capital IQ as of 1/18/2022. 30

NOGIN IS PRICED WITH SIGNIFICANT UPSIDE POTENTIAL ($ in millions) Summary of Approach Transaction Value Peer Valuation o Peer valuation applies range of multiples to Nogin’s 2023E management forecasted revenue to arrive ~66%(1) at an implied enterprise Discountto 2023E value eCommerce peer median o The applied range was $1,927 determined using the peer median EV / Revenue $1,752 multiples of the eCommerce peers o Nogin’s valuation represents a relatively attractive $646 discounted entry point for investors compared to comparable, high-growth peers Pro Forma EV 2023E Revenue at 10.0x to 11.0x Multiple Source: Nogin Management, Company filings, Wall Street research, Capital IQ as of 1/18/2022 31 1) Discount to 10.8x 2023E Revenue

TRANSACTION SUMMARY ($ and shares in millions) Transaction Highlights Pro Forma Valuation At-Transaction Pro Forma o Pro Forma Enterprise Value of $646M based on 6.0x 2022E Pro Forma Revenue of $107M Nogin Illustrative Share Price $10.00 $10.00 Pro Forma Shares Outstanding 54.6 81.4 equity into the post- Cash Consideration 20 NA o Existing Nogin equity holders will roll 96% of their Equity Value $566 $814 combination company and will own approximately 67% of the post-combination company on a non-fully diluted basis (1) Net Debt (2) $24 ($168) Total Enterprise Value $590 $646 TEV / CY’22E Revenue ($107M) 5.5x 6.0x TEV / CY’23E Revenue ($175M) 3.4x 3.7x Source of Funds Uses of Funds Pro Forma Ownership % @ $10 / Share (3) Cash Held in Trust (1) $231 Cash to Balance Sheet (1) $191 5% Issuance of SWAG III Equity 546 Rollover Equity 546 28%ï® Current Nogin Equity holders Cash to existing Nogin equity holders 20ï® Public Stockholders Estimated Fees 20 67%ï® SWAG III Sponsor Total Sources $777 Total Uses $777 1) Assumes no stockholder redemptions. 2) Based on Nogin balance sheet as of February 9, 2022. 3) Based on pro forma share count of 81.4 million shares which includes 54.6 million legacy Nogin shares, 22.8 million SWAG III public shares and 4.0 million SWAG III founder shares. 32 Pro forma shares do not reflect impact from the SWAG III warrants, an additional 1.75 million SWAG III founder shares subjected to earnout or shares underlying equity awards that may be issued pursuant to an equity incentive plan to be adopted at closing and assumes no redemptions.

A APPENDIX 33

2021 NON-GAAP REVENUE, COGS AND OPERATING EXPENSES GAAP RECONCILIATION ($ in thousands) GAAP RECONCILIATION COMMENTARY 1 Revenue 2021E GAAP Additions Subtractions 2021E Non-GAAP Non-recurring Inventory Sales $46,458 — ($46,458) $0 1 Non-GAAP Revenue does not CaaS 22,841 8,300 — 31,140 include inventory sales but Marketing & Shipping 25,472 9,755 — 35,227 Other 1,022 501 — 1,523 includes assumed CaaS sales Total Revenue $95,793 $67,890 Cost of Sales 2021E GAAP Additions Subtractions 2021E Non-GAAP 2 Non-GAAP Cost of Sales does not 2 CaaS $1,285 -—- $1,285 include inventory but includes costs associated with CaaS sales Marketing & Shipping                22,544 8,554 — 31,098 Other                19,507 — (19,332) 175 Total Cost of Sales $43,336 $32,558 3 Non-GAAP Operating Expenses Operating Expenses 2021E GAAP Additions Subtractions 2021E Non-GAAP does not include infrastructure 3 General and Administrative $37,154 — ($6,142) $31,012 and expenses directly related inventory sales Sales and Marketing                2,083 -—- 2,083 Technology and Development                19,124 —                (12,197) 6,927 Total Operating Expenses $58,361 $40,021 34

2022 NON-GAAP REVENUE, COGS AND OPERATING EXPENSES GAAP RECONCILIATION ($ in thousands) GAAP RECONCILIATION COMMENTARY 1 Revenue 2022E GAAP Additions Subtractions 2022E Non-GAAP Non-recurring Inventory Sales $65,315 — ($65,315) $0 1 Non-GAAP Revenue does not CaaS 37,888 11,757 — 49,644 include inventory sales but Marketing & Shipping 38,671 17,271 — 55,942 Other 1,625 -—- 1,625 includes assumed CaaS sales Total Revenue $143,499 $107,211 Cost of Sales 2022E GAAP Additions Subtractions 2022E Non-GAAP 2 Non-GAAP Cost of Sales does not 2 CaaS $834 -—- $834 include inventory but includes costs associated with CaaS sales Marketing & Shipping                33,339 14,316 — 47,656 Other                29,973 — (29,973) — Total Cost of Sales $64,146 $48,489 3 Non-GAAP Operating Expenses Operating Expenses 2022E GAAP Additions Subtractions 2022E Non-GAAP does not include infrastructure 3 General and Administrative $42,590 — ($6,166) $36,424 and expenses directly related inventory sales Sales and Marketing                4,054 -—- 4,054 Technology and Development                33,862 —                (19,978) 13,883 Total Operating Expenses $80,505 $54,361 35

2023 NON-GAAP REVENUE, COGS AND OPERATING EXPENSES GAAP RECONCILIATION ($ in thousands) GAAP RECONCILIATION COMMENTARY 1 Revenue 2023E GAAP Additions Subtractions 2023E Non-GAAP Non-recurring Inventory Sales $0 -—- $0 1 Non-GAAP Revenue does not CaaS 90,583 -—- 90,583 include inventory sales but Marketing & Shipping 83,787 -—- 83,787 Other 1,406 -—- 1,406 includes assumed CaaS sales Total Revenue $175,776 $175,776 Cost of Sales 2023E GAAP Additions Subtractions 2023E Non-GAAP 2 Non-GAAP Cost of Sales does not 2 CaaS $1,309 -—- $1,309 include inventory but includes costs associated with CaaS sales Marketing & Shipping                71,491 -—- 71,491 Other -———- Total Cost of Sales $72,800 $72,800 3 Non-GAAP Operating Expenses Operating Expenses 2023E GAAP Additions Subtractions 2023E Non-GAAP does not include infrastructure 3 General and Administrative $44,612 — ($1,600) $43,012 and expenses directly related inventory sales Sales and Marketing                5,469 -—- 5,469 Technology and Development                24,350 -—- 24,350 Total Operating Expenses $74,430 $72,830 36

GAAP 2020 – 2023 P&L ($ in thousands) 2020A 2021E 2022E 2023E GMV $280,197 $284,129 $366,609 $510,429 Revenue CaaS $24,466 $22,841 $37,888 $90,583 Marketing & Shipping 19,505 25,472 38,671 83,787 Other 1,546 47,480 66,940 1,406 Total Revenue $45,517 $95,793 $143,499 $175,776 COGS CaaS $865 $1,285 $834 $1,309 Marketing & Shipping 17,034 22,544 33,339 71,491 Other 99 19,507 29,973 —Total COGS $17,997 $43,336 $64,146 $72,800 Gross Profit $27,520 $52,457 $79,353 $102,976 Operating Expenses General and Administrative $21,509 $37,154 $42,590 $44,612 Sales and Marketing 1,132 2,083 4,054 5,469 Technology and Development 7,022 19,124 33,862 24,350 Total Operating Expenses $29,663 $58,361 $80,505 $74,430 Operating Income (Loss) ($2,143) ($5,904) ($1,152) $28,545 Adjusted EBITDA (1) $671 $3,823 $748 $31,194 1) Adjusted EBITDA adds back Depreciation and Amortization, Non-Cash Rent Payments., Capitalized R&D, Acquisition-Related Costs and Other Income from 37 Operating Income. EBITDA reconciliation to GAAP Operating Income found on page 38 in the appendix.

ADJUSTED EBITDA GAAP RECONCILIATION ($ in thousands) 2020A 2021E 2022E 2023E Net Income (Loss) ($1,140) $1,196 ($2,875) $26,463 Income Tax 190 81 -—-Earnings Before Tax ($950) $1,277 ($2,875) $26,463 Other Income ($1,418) ($8,138) ($918) ($918) Interest on Outstanding Debt 225 957 2,640 3,000 Earnings Before Interest and Tax ($2,143) ($5,904) ($1,152) $28,545 Add: Other Income $1,418 $8,138 $918 $918 Add: Capitalized R&D -—- 217 1,079 Add: Depreciation and Amortization 415 536 634 502 Add: Non-Cash Rent Payments 315 692 -—-Add: Acquisition-Related Costs 667 361 132 150 Adjusted EBITDA $671 $3,823 $748 $31,194 38

CONSOLIDATED GAAP FINANCIALS AS OF 09/30/21 ($ in thousands) Q1—Q3 2021A GMV $189,902 Revenue CaaS $16,157 Marketing & Shipping 17,533 Other 21,531 Total Revenue $55,221 COGS CaaS $956 Marketing & Shipping 15,765 Other 7,957 Total COGS $24,678 Gross Profit $30,543 Operating Expenses General and Administrative $24,398 Sales and Marketing 1,261 Technology and Development 10,263 Total Operating Expenses $35,922 Operating Income (Loss) ($5,379) Adjusted EBITDA $3,841 39

ADJUSTED EBITDA GAAP RECONCILIATION – YTD 09/30/21 ($ in thousands) Q1—Q3 2021A Net Income (Loss) $2,074 Income Tax 81 Earnings Before Tax $2,156 Other Income ($7,909) Interest on Outstanding Debt 374 Earnings Before Interest and Tax ($5,379) Add: Other Income $7,909 Add: Capitalized R&D --Add: Depreciation and Amortization 384 Add: Non-Cash Rent Payments 566 Add: Acquisition-Related Costs 361 Adjusted EBITDA $3,841 40

NEW PRODUCTS HELP US EXTEND OUR MARKET SMART MARKETER SMART SHIP First True Multi-Channel Marketing Automation Tool End-to-End Fulfillment Provider With CDP Integration o Maximizes sales and drives customer acquisition o Coordinates optimal path from order to fulfillment o Automatically adjusts campaigns to improve performance o Replenishment recommendations increase recurring revenue o Maximizes ROI on marketing spend o Optimizes shipping carriers and deliver SLAs for profitability and growth Sales Channels Campaign Results Buyside Ad Spend Execution Sends Notification Executes Order Fulfillment Historical and Real-Time Data Order Flow & Customer Data Campaign CDP OMS WMS Smart Ship Execution Engine ESP Sales Quality Catalog Import Schedule and Fulfillment Automation Project X API Project X Automate Routines and Robots Dashboard Dashboard Users 41

RISK FACTORS o Nogin has a history of operating losses, and it may not be able to generate sufficient revenue to achieve and sustain profitability. o Nogin has experienced strong growth in recent periods, and its recent growth rates may not be indicative of its future growth. o Nogin’s future revenue and operating results will be harmed if it is unable to acquire new customers, retain existing customers, expand sales to its existing customers, develop new functionality for its CaaS platform that achieves market acceptance, or the increase in ecommerce during the COVID-19 pandemic fails to continue after the pandemic ends. o Nogin may not be able to successfully implement its growth strategy on a timely basis or at all. o Failure to effectively develop and expand Nogin’s marketing and sales capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its CaaS platform. If Nogin is not able to generate traffic to its website through digital marketing, its ability to attract new customers may be impaired. o Nogin’s operating results are subject to seasonal fluctuations. o Nogin’s sales cycle with large enterprise customers can be long and unpredictable, and its sales efforts require considerable time and expense. o If Nogin fails to maintain or grow its brand recognition, its ability to expand its customer base will be impaired and its financial condition may suffer. o If Nogin fails to offer high quality support, its business and reputation could suffer. o If Nogin fails to improve and enhance the functionality, performance, reliability, design, security and scalability of its CaaS platform and innovate and introduce new solutions in a manner that responds to its customers’ evolving needs, its business may be adversely affected. o Payment transactions on Nogin’s CaaS platform subject it to regulatory requirements, additional fees, and other risks that could be costly and difficult to comply with or that could harm its business. o Activities of customers, their shoppers, and Nogin’s partners could damage Nogin’s brand, subject it to liability and harm Nogin’s business and financial results. o Nogin is dependent upon customers’ continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce. o The COVID-19 pandemic may continue to materially and adversely affect Nogin’s business, financial condition and results of operations. o Natural catastrophic events and man-made problems such as power disruptions, computer viruses, global pandemics, data security breaches and terrorism may disrupt Nogin’s business. o If Nogin is unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of its financial reports, and the market price of Nogin’s common stock may decline. o If Nogin fails to manage its growth effectively, Nogin may be unable to execute its business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges. o Nogin may acquire or invest in companies, which may divert its management’s attention and result in additional dilution to Nogin stockholders. Nogin may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions. o Nogin faces intense competition, especially from well-established companies offering solutions and related applications. Nogin may lack sufficient financial or other resources to maintain or improve its competitive position, which may harm its ability to add new customers, retain existing customers, and grow its business. o Nogin may need to reduce or change its pricing model to remain competitive. 42

RISK FACTORS (CONT’D) o If Nogin fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs or preferences, Nogin’s CaaS platform may become less competitive. o The estimates of market opportunity and forecasts of market growth included in this presentation may prove to be inaccurate. Even if the market in which Nogin competes achieves the forecasted growth, Nogin’s business could fail to grow at similar rates, if at all. o Nogin anticipates that its operations will continue to increase in complexity as it grows, which will create management challenges. o Nogin depends on its senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees may adversely affect its business. o If Nogin is unable to hire, retain and motivate qualified personnel, its business will suffer. o If Nogin is unable to maintain its corporate culture as it grows, Nogin could lose the innovation, teamwork, passion and focus on execution that it believes contributes to its success, and its business may be harmed. o Mobile devices are increasingly being used to conduct commerce, and if Nogin’s CaaS platform does not operate as effectively when accessed through these devices, Nogin’s customers and their shoppers may not be satisfied with its services, which could harm its business. o If Nogin’s software or hardware contains serious errors or defects, Nogin may lose revenue and market acceptance and may incur costs to defend or settle claims with its customers. o Nogin stores personal information of its employees, business partners, its customers and their shoppers or end-users. If the security of this information is compromised or is otherwise accessed without authorization, Nogin’s reputation may be harmed and it may be exposed to liability and loss of business. o A cyberattack, security breach or other unauthorized access or interruption to Nogin’s information technology systems or those of its third-party service providers could delay or interrupt service to Nogin’s customers and their customers, harm Nogin’s reputation or subject it to significant liability. o Nogin depends on third-party data hosting and transmission services. Increases in cost, interruptions in service, latency, or poor service from Nogin’s third-party data center providers could impair the delivery of its CaaS platform, which could result in customer or shopper dissatisfaction, damage to Nogin’s reputation, loss of customers, limited growth, and reduction in revenue. o Nogin relies on third-party proprietary and open source software for its CaaS platform. Nogin’s inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors, bugs, defects or failures caused by such software could adversely affect Nogin’s business, results of operations and financial condition. o Nogin’s use of open source software could subject it to possible litigation or cause it to subject its CaaS platform to unwanted open source license conditions that could negatively impact Nogin’s sales. o Nogin relies on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run its business. o Nogin’s growth depends in part on the success of its strategic relationships with third parties. o Nogin could incur substantial costs in protecting or defending its proprietary rights. Failure to adequately protect Nogin’s rights could impair its competitive position and it could lose valuable assets, experience reduced revenue, and incur costly litigation. o If Nogin fails to execute invention assignment agreements with its employees and contractors involved in the development of intellectual property or is unable to protect the confidentiality of its trade secrets, the value of Nogin’s products and Nogin’s business and competitive position could be harmed. o Evolving global laws, regulations and standards, privacy regulations, cross-border data transfer restrictions, and data localization requirements may limit the use and adoption of Nogin’s services, expose it to liability, or otherwise adversely affect its business. o Nogin is subject to governmental export and import controls that could impair its ability to compete in international markets and subject it to liability if Nogin violates the controls. 43

RISK FACTORS (CONT’D) o Nogin is subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws. Non-compliance with such laws can subject Nogin to criminal and/or civil liability and harm its business. o Security breaches, denial of service attacks, or other hacking and phishing attacks on Nogin’s systems or other security breaches, including internal security failures, could harm its reputation or subject it to significant liability, and adversely affect Nogin’s business and financial results. o Nogin is exposed to fluctuations in currency exchange rates, which could negatively affect its operating results. o Nogin’s insurance costs may increase significantly, Nogin may be unable to obtain the same level of insurance coverage and Nogin’s insurance coverage may not be adequate to cover all possible losses it may suffer. o Nogin’s ability to use its net operating losses and certain other attributes may be subject to certain limitations. o Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect Nogin’s business and future profitability. o Nogin may be subject to additional obligations to collect and remit sales tax and other taxes. Nogin may be subject to tax liability for past sales, which could harm its business. 44

Exhibit 99.3

PRESENTATION

Slide 1: COVER SLIDE

Operator

Good morning, everyone, and thank you for participating in today’s conference call to discuss the Nogin and Software Acquisition Group Inc. III business combination.

Joining us today are Software Acquisition Group Inc. III CEO Jonathan Huberman, as well as Nogin, Inc. CEO & Co-Founder Jan-Christopher Nugent and CFO Erik Nakamura.

For today’s webcast, Nogin has made available a slide presentation that will follow along with the presenter’s commentary. The presentation, as well as the Form 8-K containing the merger agreement, can be found at the website of the U.S. Securities and Exchange Commission at www.sec.gov. The presentation is also available for download on Nogin’s website at www.nogin.com. Today’s call will not include a question & answer session.

Slides 2 & 3: DISCLAIMER

Participants are specifically referred to the presentation filed with the SEC to remind listeners that some of the comments today may contain forward-looking statements, and as such, will be subject to risks and uncertainties, which, if they materialize, could materially affect results. Forward-looking statements include, but are not limited to, Nogin and Software Acquisition Group III’s expectation or prediction of financial and business performance and conditions, competitive and industry outlook, and the timing and completion of the transaction.

Forward-looking statements are subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. Neither Nogin nor Software Acquisition Group III are under any obligation to, and expressly disclaim any obligation to, update alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Please carefully read the legends at the beginning of the accompanying investor presentation, as they contain important information.

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On today’s call, we will refer to certain non-GAAP measures. These metrics exclude certain items discussed in the investor presentation under the heading “Financial Information; Non-GAAP Financial Measures.” Therefore, these measures should not be considered in isolation or as an alternative to operating income, net income, cash flows from operations or any other profitability, liquidity or performance measures derived in accordance with GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The reconciliations of Nogin’s non-GAAP measures to the comparable GAAP measures are available in the Appendix to the presentation.

Finally, I would like to remind everyone that this call will be available for telephone replay through February 21, 2022, starting at 11:30 a.m. Eastern time. A webcast replay will also be available via the link provided in today’s press release, as well as on the company’s website at www.nogin.com.

Now, I would like to turn the call over to Software Acquisition Group, Inc. III CEO Jonathan Huberman.

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Slide 4: INTRODUCTION

Jonathan Huberman – CEO, Software Acquisition Group Inc. III

Thank you for dialing in. To start off the call, the three of us will introduce ourselves and then we will dive into the business, market, and opportunity.

Slide 5: TODAY’S PRESENTERS

I’m Jon Huberman, the CEO of Software Acquisition Group 3. As many of you know, our previous SWAG deSPAC-ings were CuriosityStream and Otonomo. Before starting SWAG, I spent the previous 25 years running 5 different technology companies, all with successful exits, and when I wasn’t operating companies, I was a senior executive in the Private Equity and Venture Capital arenas.

I’ll now turn it over to Jan and Erik to introduce themselves. Jan?

Jan Nugent – CEO, Nogin

Thanks, Jon, and thanks everyone for joining us today. My name is Jan Nugent, and I co-founded Nogin back in 2013 with our President, Geoff Van Haeren, with the Mission to help Brands and Merchants keep pace with Big Online Retail. A little bit about me, before launching Nogin, I spent the prior 15 years in leadership roles at different technology

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companies where I was fortunate enough to participate in successful private exits, a successful IPO and I got to help innovate the early days of Ecommerce at Commerce5 and Digital River.

Erik?

Erik Nakamura – CFO, Nogin

Hi, everyone. I’m Erik Nakamura, and I’m the Chief Financial Officer of Nogin. I’m also the newest executive member of the team, as I officially joined last year. Prior to joining the team, I was the CFO at Dvele, a San Diego-based property tech company. I bring over 21 years of experience in equity and debt capital raises, securities offerings, FP&A, accounting, and treasury.

Slide 6: KEY INVESTOR HIGHLIGHTS

Jonathan Huberman – CEO, Software Acquisition Group Inc. III

Thanks, Erik. Moving on to slide 6.

Our main objectives for a deSPAC-ing candidate are:

1. First, a modern, scalable technology platform that can grow both organically and in-organically

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2. Second, a solution at the heart of the ongoing digital transformation of the enterprise, where we see tailwinds pushing the market forward, therefore creating a strong investment opportunity

3. And third, an opportunity that we believe can deliver near and long-term shareholder value through differentiated and defensible assets, a value accretive financial model, and committed management

We are confident that Nogin meets these objectives.

•	First of all, the e-commerce software solutions market is fast-growing and large, and Nogin’s focus on innovation has led to the creation of a market-leading e-commerce platform.

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Also, we expect their highly profitable CaaS Platform to continue to drive strong future revenue growth, estimated to have a 61% CAGR from 2021 – 2023. And, because we’re at an inflection point in terms of scalable growth due to the shift to a machine learning-based platform, we expect that revenue growth to result in expanding margins and operating profit at scale as we go forward.

•

In addition, Nogin is differentiated in many ways, but especially by their unique e-commerce Customer Data Platform, or CDP, which greatly enhances the utility of Nogin solutions due to their proprietary data assets.

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•

We are excited about the experienced Nogin management team. They have an established track record of building high-value e-commerce platforms and delivering value not only to their clients and employees, but to their shareholders as well.

•

And lastly, as we will show as Erik goes through the financial model, we feel that we are combining at an attractive valuation when compared with Nogin’s peers, and are enthusiastic about Nogin’s potential for continued growth in the years ahead.

And with that, I’ll pass the baton to Jan and Erik to dive further into the business.

Slide 7: OUR MISSION IS TO HELP BRANDS COMPETE WITH BIG RETAIL

Jan Nugent – CEO, Nogin

Thanks, Jon.

Our fundamental mission is to level the playing field for merchants to be able to deliver the world class eCommerce capabilities consumers from the largest online retailers have come to expect.

We do so by:

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1.	Providing a headless, end-to-end technology platform that merchants can plug into, versus paying to integrate multiple technologies, thus saving money and time to market

2.

We deliver advanced capabilities that are too complex and costly for many brands, such as a customer data platform, social commerce and AI, to name a few. The benefits of these capabilities increase sales, growth, and profitability.

3.	We include R&D and innovation beyond what merchants can afford on their own.

4.	We have a unique architecture where we can optimize the sales performance of stores in a way that is easily accessible to our merchants

5.	And we have a robust data asset for our merchants benefit from that drives incremental performance

Our business model is:

•	No up-front cost to access our Intelligent Commerce Platform

•	We get people live in 30-60 days

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•	And our fee structure is a percentage of GMV. When our clients grow, we grow, and the model is working.

We have grown 7X over the last 5 years with 60-65% growth projected over the next 3 years.

Slide 8: ILLUSTRATIVE REVENUE BREAKDOWN

Moving to slide 8, you can again see that our pricing model is:

A percentage of GMV for our Intelligent Commerce Platform.

1.	This percentage represents a replacement of all technology implementation, licensing fees, R&D, optimization and in many cases personnel for a DIY merchant for the life of the contract.

2.	In the cases where brands shift their marketing spend to our MarTech platform to manage paid media across search and social, it includes their paid media budget

3.	And where merchants leverage our shipping platform that manages delivery, it also replaces their shipping costs.

The financial benefits of Intelligent Commerce are:

•	No upfront build costs

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•	Quicker time to market

•	Incremental sales growth

•	Often material savings of marketing, logistics and shipping

•	And no ongoing R&D, optimization and additional technology costs

•	In addition, merchants are freed up to do what they are good at. Build great products and delight consumers.

Slide 9: MARKET LANDSCAPE

To date, the market has primarily been defined with 2 major segments:

1.

Simple Ecommerce: Primarily dominated by Shopify and with additional niche applications such as Big Commerce, these solutions tend to be a light, nimble commerce front-end leveraging apps for additional functionality. Shopify alone has 1.6 million merchants.

2.

On the other end of the spectrum, you have the legacy enterprise technologies that have been in the market for years that deliver full stack enterprise capabilities and are really best suited for companies with large budgets, highly sophisticated teams, large amounts of resources and broader time horizons.

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As Commerce is becoming more sophisticated, there is a large market opportunity for merchants who need world class eCommerce sophistication but either lack the expertise, capital, and personnel to manage it all or would just prefer to plug into a Commerce as a Service platform.

The benefits to Commerce-as-a-Service are:

1.	One, no up front costs and quicker time to market; significantly decreasing execution risk

2.	Two, in many cases superior growth benefitting from the capabilities, they may not have the expertise and capital to build on their own

3.	Three, predictable ongoing profits from bundled innovation

4.	Four, increased performance from data and insights

5.	Five, zero risk around sales tax, compliance and tax nexus.

6.	And finally, an ability to focus on what they are truly good at, building their brands

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Slide 10: CLIENT BASE DIVERSIFIED ACROSS VARIETY OF END MARKETS

The Nogin Platform is both global and vertical agnostic. We have targeted fast growing verticals and are seeing good demand in emerging verticals. Our merchants tend to be highly recognized brands, which has created a wonderful referral asset for us as well as helps shorten sales cycles due to the trust we garner in the marketplace. We have built the company organically without a ton of outside capital, so we look forward to additional growth that will come from more heavily funding sales and marketing.

Slide 11: E-COMMERCE TECHNOLOGY IS COMPLICATED – WE MAKE IT SIMPLE…

In order to illustrate the complexity of enterprise class eCommerce, the left slide shows an actual DIY deployment for a $20 million store. If you look at the Salesforce cloud logo, that’s the only part of this system that is an eCommerce platform. Everything else is an additional technology that needs to be integrated and managed to fully operate that online store.

The Nogin approach is like electricity. You just plug into our prebuilt best in class platform, which includes:

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1.	A headless end to end technology platform that merchants can plug into versus paying to integrate multiple technologies, thus saving money and time to market.

2.

Enterprise tools for all the end-to-end enterprise requirements, as well as advanced capabilities too complex and costly for brands, such as: A customer data platform, social commerce and AI. The benefits of these capabilities increase sales growth and profitability.

3.	The platform also includes ongoing R&D and innovation beyond what merchants can afford on their own, and...

4.	We have a unique architecture where we can optimize the sales performance of stores and push the capabilities out to all of our merchants.

This modern approach to commerce allows merchants to grow more profitably and focus their time on what they are good at, versus the hard stuff of eCommerce.

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Slide 12: PROPRIETARY DATA ASSET ENRICHES NOGIN’S CDP AND DRIVES AI-ENABLED INSIGHT

A key differentiator of Intelligent Commerce is our Customer Data Platform. By having tagged every purchase in the history of the platform and tracking shoppers in real-time, it is the basis for automated performance optimization, personalized commerce and Artificial intelligence. Our merchants benefit from this flywheel of optimization that they likely can’t build on their own.

Slide 13: … AND WE OPTIMIZE PERFORMANCE

A key differentiator of Commerce as a Service is that it drives ROI beyond the storefront. Because we have built our platform to reach through to the core elements of commerce in a unified approach, Intelligent Commerce often lowers the cost of traffic, logistics, shipping and creative while reducing returns, discounting, and customer service calls. This leads to incremental growth and profitability and is getting even better results as the flywheel of our data platform matures.

Slide 14: HIGHLY TENURED FOUNDER-LED MANAGEMENT TEAM

My cofounder Geoffrey VanHaeren and I have the benefit of having founded Nogin based on a thesis we formed over a successful eCommerce exit at Commerce5 and a successful eCommerce dominance with publicly traded Digital River. We have not only recruited a terrific Executive Management team that has leveled up our performance at every stage, we also benefit from a large number of leaders who are pioneers in the space, who have been with us over 3 companies and are committed to the furthering and innovation of eCommerce

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This enables us to move more quickly and efficiently as we continue to pursue innovating the space.

Slide 15: THE E-COMMERCE INDUSTRY IS MASSIVE AND GROWING

We feel we have the right product, the right team and that we are in the right industry.

•	U.S. retail eCommerce sales are projected to grow 14% in 2021 to $933 billion

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There’s significant room for expansion as well; last year, it was projected that $5.2 trillion was spent in non-e-commerce retail, and that 85% of US retail was conducted without e-commerce. In addition, we see incremental market growth in Consumer Products, Digital such as NFT and Metaverse as well as Health and Wellness not reflected as many of these companies are not online yet.

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Slide 16: PRODUCT OVERVIEW

Alright, now that we’ve had that overview, let’s dive a little deeper into how the product actually works.

Slide 17: NOGIN’S TECH STACK PROVIDES AN END-TO-END PRODUCT SUITE

The core philosophy of Nogin is to build performance-based technology that drives a material ROI. Our architecture is broken into:

•	Traffic

•	The actual online store

•	Product Delivery

•	And Payments

In order to ensure performance, we have people who actually improve the financial performance of our stores. We then turn those enhancements into technology with our unique architecture and push these capabilities out to the merchants in our network. Our early advantage in data is integral to the future of automating performance enhancements with algorithms, machine learning, AI, all generated by the learnings of our people driven technology. The flywheel effect created by data driving a more Intelligent Commerce platform is exciting, and it means we can continue to help merchants keep pace in a way that would be difficult to achieve themselves.

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Slide 18: INCREMENTAL INVESTMENT IS ACCELERATING REVENUE SCALE

The fundamentals of our growth are very sound. Our growth to date has come in 3 parts.

1.	One, our existing merchants grow, therefore we grow.

2.	Two, as we launch merchants the year prior for perhaps a few months, the following year we receive 12 months creating revenue growth

3.	And three, we sign more clients in the new year.

All aspects of our revenue growth are performing well, and we see growth from $68 million in 2021 to $176 million in 2023 with a high degree of certainty.

In addition, we have been very conservative in sales and marketing to date and with we look to significantly expand our sales and marketing efforts to materially expand customer acquisition, thus accelerating our already exciting sales growth.

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Slide 19: FINANCIAL OVERVIEW

And with that, I’ll hand things over to our CFO, Erik, to provide an overview of our financials.

Erik Nakamura – CFO, Nogin

Thanks, Jan.

Slide 20: KEY PERFORMANCE METRICS

Over the past 5 years, Nogin has grown 7 times over in terms of revenue, increasing market capture in the process. This is highlighted by consistent positive year-over-year revenues figures, lending credence to an estimated 64% revenue growth in 2022, and an 82% growth in CaaS related revenue in the same forward-looking period.

Over the previous year, our LTV to CAC ratio was over 10x, anchored by an increasing net revenue retention of 105%, year-over-year.

To put it simply: over time, once we sign clients, they tend to continue to grow and often do so at accelerated rates, while also typically staying on our platform for the long term.

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Also, not only do we have high gross margins relative to our peers like Shopify, our LTV to CAC ratio is also very strong. Part of this is because we haven’t marketed the product externally much to this point, as we’ve had strong word of mouth marketing tailwinds propelling sales. But that’s one of the main reasons that we’re going public – we want to be able to market the product fully, and want to do so with the backing of the public markets. Still, however, we expect that our LTV to CAC will remain high as we transition to a broader audience.

Slide 21: REVENUE BY TYPE

Taking a more granular look at our expected business segment production, here is our projection of revenue growth over the next three years broken down by our CaaS platform and our non-CaaS business. Basically, this shows that our CaaS platform is growing at a consistent pace, and that we expect it to become a higher portion of our revenue mix over time. Also, as our CaaS platform becomes a larger share of our revenue mix, our gross margins are driven higher as well.

Most of next year’s $107 million is accounted for at this point, either in realized or unrealized contracts. Supply chain issues have played a role in delaying what would’ve been a revenue performance in excess of the projected $107 million, but because we’re going to have to make up for some of the supply chain shortfalls, we’ve yet to reach that point for estimated 2022. We expect, however, to still meet this guidance due to solid momentum.

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Lastly, as the central driver of our revenue, the CaaS platform is expected to grow significantly from 2022 to 2023. Adoption of CaaS products such as Smart Marketer and Smart Ship is expected to drive expansion of Nogin’s CaaS Platform. Marketing & Shipping is projected to grow as well.

Year-over-year revenue increases are projected to be 58% from 2021 to 2022.

Slide 22: DRIVING INCREASED GROSS MARGIN

As we turn to slide 22, let’s take a closer look at Gross Margins. Highlighted by the pink portions of the pie charts and as explained previously, we expect our gross margins to progressively improve as we scale our CaaS Platform.

Also, as you can see from the figures below, both CaaS and Non-CaaS solutions are expected to grow for Nogin, while CaaS centric solutions remain in line with a 90% plus consistent gross margin.

As this progression continues, total gross margin is expected to increase as well, from 52% in 2021 to 59% in 2023.

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Slide 23: EXPECTED REVENUE GROWTH

Moving to slide 23, this slide shows a non-GAAP revenue bridge from 2021 to 2023. It breaks down our revenue growth piece by piece, to show how we grow from $68 million to $107 million, and then on through 2023 to $176 million. Also, this shows that same store sales growth and full year run rates to get us to $23 million of that growth estimated for 2022.

In addition, we are working to leverage efficiencies that we have through metric KPIs. Represented here as well are our non-CaaS figures, including marketing and shipping.

Also, our identified pipeline of $13 million includes new clients that we are on the verge of signing as of Q1 of 2022.

Looking ahead to the end of 2022 and into 2023, as shown previously on slide 20, we’re projecting nearly 64% revenue growth year-over-year. To achieve that, we’re expanding sales and marketing teams, and stretching the market penetration of Smart Ship and Smart Marketer through existing and future clients. You’ll see these efforts represented the estimated changes between year-over-year Identified Pipeline engagement, and increased revenues through the Smart Ship, Intelligent Commerce, and CaaS growth.

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Slide 24: FULL 2020 – 2023 NON-GAAP P&L

Moving on to our P&L on slide 24, this slide shows a four-year trended P&L and a robust revenue growth clip from 2020 to 2023. These increases again drove gross margins back up to the 60% range, and leveraged adjusted EBITDA to the bottom line to grow significantly as well.

Something we’d like to note on here is that in 2021 and 2022, these figures are in non-GAAP terms, because we took product revenue out of our P&L, related cost of sales, and operating expenses. In comparison to that, our GAAP revenue is projected to be at a much higher clip, at above around $96 million in 2021 and around $144 million in 2022.

This was due to a unique situation in 2021, where we had a client who was acquired and about to go offline. So, instead, we picked up their product sales to keep them going in the interim. To show consistent, comparative financials across our CaaS tech stack revenue and P&L year-over-year, we’ve taken those product sales and related costs out. Our non-GAAP revenue is a lower amount as a result, but shows a more accurate growth comparable than our higher, GAAP revenue figure.

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Another note is that GAAP revenue is at a solid margin, and subsequently not dilutive to EBITDA or the bottom line from the GAAP perspective as well.

And with that, I’ll hand it back over to Jon to discuss our peers and provide more context around the transaction. Jon?

Jonathan Huberman – CEO, Software Acquisition Group Inc. III

Slide 25: IDENTIFYING THE PEERS

Thanks, Erik.

As you can see on slide 25, the peers we selected for Nogin are the relevant public e-commerce solutions providers: Shopify, Big Commerce, Global-E, VTex, Lightspeed, and Bill.com.

Slide 26: OPERATIONAL BENCHMARKING – E-COMMERCE COMPANIES

Moving to slide 26, we believe the valuation of Nogin is very attractive when comparing its business model and go-forward plan to the publicly traded peers. Nogin has a robust growth profile that puts it above the median of its e-commerce peers and a gross margin profile that is in line with them.

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Slide 27: NOGIN IS PRICED WITH SIGNIFICANT UPSIDE POTENTIAL

As shown on slide 27, we priced the deal based on 2023 expected revenues, which would suggest an approximately $1.8B enterprise value at the midpoint of the comp set. That said, as shown here, we priced the transaction at a $645M enterprise value, a roughly 66% discount to the comp. We did so to set the stage for what we expect to be an increase in Enterprise Value over time due to both significant top and bottom-line growth as well as multiple expansion.

Slide 28: TRANSACTION SUMMARY

Moving to slide 28 with one last point to make about the transaction, the existing Nogin equity holders will roll 96% of their equity into the post-combination company and will own approximately 67% of the post-combination company on a non-fully diluted basis.

So, to close, I would like to reiterate that our team at SWAG has been impressed with Nogin’s management and solutions. They provide a differentiated product that’s recognized by both customers and consultants, has strong revenue characteristics, and plays in a sector that has short- and long-term tailwinds. We think this is an exciting opportunity at an attractive entry point.

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We appreciate your time today. Thank you for joining us. Operator?

Operator

Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

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